As confidentially submitted to the U.S. Securities and Exchange Commission on December 17, 2021

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MOBILICOM LIMITED

(Exact name of registrant as specified in its charter)

Australia	3721	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Level 21, 459 Collins Street, Melbourne, VIC, Australia, 3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Delaney Corporate Services Ltd.

99 Washington Avenue, Suite 805A

Albany, New York 12210

Tel: (518) 465-9242
Fax: (518) 465-7883

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory Sichenzia, Esq. Avital Perlman, Esq. Jeff Cahlon, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 Tel: (212) 930-9700 Fax: (212) 930-9725	______________ _______________ ______________ _______________ ______________ _______________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary shares, no par value, represented by American Depositary Shares(1)	$	$
Total	$	$	*

(1)	American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (File No. 333-______). Each ADS represents ____ ordinary shares.

(2)	Includes additional ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED _________

$[●] of

American Depositary Shares

Mobilicom Limited

We are offering _________ American Depositary Shares (each, an “ADS” and, collectively the “ADSs”). Each ADS will represent ________ (__) of our ordinary shares. We estimate that the initial public offering price will be between $____ and $____ per ADS.

Prior to this offering, the ADSs have not been listed on any stock exchange. We have applied for a listing of the ADSs on the Nasdaq Capital Market under the symbol “____”. No assurance can be given that our application will be approved.

Our ordinary shares are listed on the Australian Securities Exchange under the symbol “MOB.” On ________, the closing price of our ordinary shares on the Australian Securities Exchange was AUD$0.___ per ordinary share, equivalent to $_____ per ADS based on an exchange rate of AUD$1.00 to $0._____ (as published by the Reserve Bank of Australia as of _____).

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, as such, we have elected to comply with certain reduced public company reporting requirements for future filings.

Investing in our ordinary shares in the form of ADSs involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to ______________, the representative of the underwriters. See ’‘Underwriting’’ for a description of compensation payable to the underwriters.

We have granted a 45-day option to the representative of the underwriters to purchase up to ____ ADSs solely to cover over-allotments, if any.

The underwriters expect to deliver our ADSs to the purchasers on or about _______.

[Underwriter]

Prospectus dated __________

You may rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in the ADSs, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of ADSs means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy the ADSs in any circumstances under which the offer of solicitation is unlawful.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

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CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context implies otherwise:

●	“we,” “us,” “our” or “Mobilicom” refers to Mobilicom Limited, an Australian corporation, and to Mobilicom Ltd., our Israeli subsidiary;

●	“shares” or “ordinary shares” refers to our ordinary shares;

●	“ADSs” refers to American Depositary Shares, each of which represents ___ ordinary shares; and

●	“ADRs” refers to American Depositary Receipts, which evidence the ADSs.

Our reporting and functional currency is the Australian dollar. Our Israeli subsidiary’s functional currency is the Israeli New Shekel, or NIS. Solely for the convenience of the reader, this prospectus contains translations of some Australian dollar amounts into U.S. dollars at specified rates on the date indicated. No representation is made that the Australian dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rate.

Unless otherwise noted, all industry and market data in this prospectus, including information provided by independent industry analysts, is presented in U.S. dollars. Unless otherwise noted, all other financial and other data related to Mobilicom Limited in this prospectus is presented in Australian dollars. All references to “$” (other than in our audited and unaudited consolidated financial statements) or “USD$” in this prospectus refer to U.S. dollars. All references to “AUD$” or “AUD” in this prospectus mean Australian dollars. All references to “NIS” in this prospectus mean Israeli New Shekels.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year.

Unless otherwise indicated, the consolidated financial statements and related notes included in this prospectus have been prepared in accordance with International Accounting Standards (IAS) and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or GAAP.

INDUSTRY AND MARKET DATA

This prospectus includes information with respect to market and industry conditions and market share from third-party sources or based upon estimates using such sources when available. We believe that such information and estimates are reasonable and reliable. We also believe the information extracted from publications of third-party sources has been accurately reproduced.

TRADEMARKS AND TRADENAMES

MOBILICOM and our other registered or common law trademarks, trade names or service marks appearing in this prospectus are owned by us. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

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PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and the financial statements and notes thereto included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the ADSs. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes to those financial statements included elsewhere in this prospectus.

Overview

Mobilicom was incorporated as an Australian unlisted public corporation on 2 February 2017, with the purpose of acting as the entity to acquire the Company’s now-subsidiary, Mobilicom Limited, domiciled in Israel (Mobilicom Israel), in connection with an IPO on the Australian Securities Exchange (ASX). Mobilicom completed the acquisition of Mobilicom Israel and was thereafter admitted to the Official List of ASX on April 29, 2017 following completion of its IPO and commenced trading on ASX on May 2, 2017.

Mobilicom is an end-to-end provider of cybersecurity, software and hardware smart technology solutions embedded in drones and robotic systems. We design, develop and sell smart technology solutions to drone and robotic system manufacturers throughout Europe, Asia and the United States. We derive our revenues from hardware and software sales, licensing fees and professional support services for our solutions.

We hold patented technology and unique know-how for mobile mesh networking and have a large, field proven portfolio of commercialized products used in a variety of applications. Our global customer base includes high profile customers whose products service commercial, governments and defense market applications. We believe that our competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

We service the commercial and industrial drone and robotic system manufacturers providing solutions for security and surveillance, process industry, infrastructure inspection and delivery market applications. We also service the government and enterprise drone, robotics and tele-operated system manufacturers, providing solutions for defense, homeland security and first responders market verticals.

Smart Technology Solutions

Drones and robotics are built of hundreds of components, yet there are only several key critical technology components that make the drone or robot “smart”, that is, capable and uniquely designed to perform its mission. We refer to those as the “smart solutions” that we design, develop and deliver to our customers. These solutions include sustainable, “off-the-shelf” and custom cybersecurity, software and hardware technology components.

We aim to be a one-stop-shop provider of the following smart solutions that are vital for both the current generation of drone and robotic systems and the more sophisticated, or “future” generation of drones and robotics system. These smart solutions include including cybersecurity, cloud management software, datalink and mobile mesh networking terminals, handheld control terminals and professional services and support.

Dual Listing - Australian Securities Exchange and The NASDAQ Capital Market

Our ordinary shares are currently listed on the Australian Securities Exchange, or ASX under the symbol “MOB”, and we have applied for a listing of the ADSs on The NASDAQ Capital Market under the symbol “____”.

Summary of Risk Factors

Investing in the Company’s securities entails a high degree of risk as more fully described herein. You should carefully consider the risks described under the “Risk Factors” section beginning on page 11. Some of these risks include but are not limited to:

●	Risk associated with our business including, but not limited to:

o	We have incurred net losses since inception and cannot assure we will become profitable;

o	We expect to incur substantial research and development costs and will devote significant resources identifying and commercializing new products and services which may affect our profitability;

o	Our failure to obtain necessary regulatory approvals in both the United States and Europe may prevent us from selling our hardware products;

o	We may be subject to risks associated with the Israeli Law for the Encouragement of Industrial Research and Development;

o	We may be negatively affected by the COVID-19 pandemic; the full impact of such cannot yet be determined;

o	There are risks associated with operating in foreign countries, including tax risks associated with operations in Israel and Australia;

o	Our products may be subject to manufacturer or distributor recalls or returns due to defects, safety concerns, packaging issues and other reasons resulting in a loss of sales and an increase in the scrutiny of the Company;

o	Negative customer perception regarding the company’s products could negatively affect demand of the Company’s products, profitability and cash flows;

o	Failure to protect intellectual property and other proprietary rights and know-how could negatively affect profitability and operations;

o	We may require substantial additional funding to grow our business, which may not be available to us at favorable terms, if at all;

o	Our officers and directors may have conflicts of interest in performing their duties;

o	Possible force majure or other events outside the control of the Company may impact operations, cash flow and the market price of our ADSs;

o	We may become involved in legal proceedings that could negatively impact the Company;

o	Failure to adhere to the Company’s financial reporting obligations and other public company requirements could negatively impact the market price of our ADSs;

●	Risk associated with the ADSs and this Offering including, but not limited to:

o	If we are classified as a “passive foreign investment company,” our U.S. shareholders could suffer adverse tax consequences as a result;

o	The market price and trading volume of the ADSs may be volatile and may be affected by economic conditions beyond our control;

o	Investors purchasing the ADSs will suffer immediate and substantial dilution;

o	Currency fluctuations may adversely affect the price of our ordinary shares and ADSs; and

o	The dual listing of our ordinary shares and the ADSs following this offering may adversely affect the liquidity and value of the ADSs.

These and other risks described in this prospectus could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our ADSs to decline and could result in a loss of your investment.

Corporate Information

Mobilicom Limited was incorporated under the laws of Australia in 2017 and has been listed on the Australian Securities Exchange, or ASX, since April 28, 2017.

Our headquarters are located at Level 21, 459 Collins Street, Melbourne, VIC, Australia, 3000 Our telephone number is +61 3 8630 3321. Our website address is https://mobilicom-ltd.com.au/. Information on our website and the websites linked to it do not constitute part of this prospectus or the registration statement to which this prospectus forms a part. Our agent for service of process in the United States is:

Delaney Corporate Services Ltd.

99 Washington Avenue, Suite 805A

Albany, New York 12210

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, with less than $1 billion in non-convertible debt securities issued in the past three years, and that is pursuing a first registered equity offering in the United States, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may avail itself of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, relating to internal control over financial reporting, and we will not provide such an attestation from our auditors for as long as we qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the end of the fiscal year in which the fifth anniversary of the completion of this offering occurs;

●	the end of the first fiscal year in which the market value of our ordinary shares held by non-affiliates exceeds US $700 million as of the end of the second quarter of such fiscal year;

●	the end of the first fiscal year in which we have total annual gross revenues of at least US $1.07 billion; and

●	the date on which we have issued more than US $1 billion in non-convertible debt securities in any rolling three-year period.

Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided for by the JOBS Act.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission, or SEC, as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter.

THE OFFERING

Securities offered by us	Up to ______ ADSs (or up to ______ ADSs if the underwriters exercise their option to purchase additional ADSs in full), assuming an offering price of $_____, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus..

ADSs to be outstanding immediately after this offering	_______ ADSs (or _______ ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares to be outstanding immediately after this offering, including shares underlying ADSs	________ ordinary shares (or _________ ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

Underwriters’ option to purchase additional ADSs	We have granted the underwriters a 45-day option to purchase up to an additional ________ ADSs to cover overallotments, if any.

The ADSs	Each ADS represents ___ ordinary shares.

The depositary (as identified below) will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement to which this prospectus forms a part.

Depositary	The Bank of New York Mellon.

Offering Price	We currently estimate that the initial public offering price will be between $_____ and $________ per ADS. See “Underwriting” for a discussion of factors considered in determining the price of public ADSs.

Shareholder approval of offering	Under Australian law, certain steps necessary for the consummation of this offering require the approval of our shareholders voting at a general meeting of shareholders. We expect to receive all such required approvals from our shareholders prior to the completion of this offering.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $_________, assuming the ADSs are offered at $_____, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus. We intend to use the net proceeds from this offering to provide funding for expansion of our sales and marketing activities, research and development, and working capital. See “Use of Proceeds” for a description of the intended use of proceeds from this offering.

Risk factors	You should carefully read and consider the information in this prospectus under the heading “Risk Factors” beginning on page 11 and other information included in this prospectus before deciding to invest in the ADSs.

Nasdaq Capital Market	We have applied for the listing of the ADSs on the Nasdaq Capital Market under the symbol “____”.

Lock-up Agreements	We and our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to sell or transfer any of the ordinary shares, the ADSs or securities convertible into or exchangeable or exercisable for ordinary shares or ADSs for a period of (i) three months after the date of this prospectus in the case of our directors and officers and (ii) 180 days after the date of this prospectus in the case of the Company without the prior written consent of the representative of the underwriters. See “Underwriting.”

The number of ordinary shares shown above that will be outstanding immediately following the completion of this offering:

●	is based on ________ ordinary shares outstanding as of ________;

●	excludes __________ of ordinary shares issuable upon the exercise of options issued to investors outstanding at ______________, at an exercise price of AUD$__________;

●	excludes an aggregate ____________ of ordinary shares issuable upon the exercise of outstanding options granted to employees, directors and consultants under our equity stock option plan t ______________, at a weighted average exercise price of AUD$__________, of which options to purchase ______________ ordinary shares were vested at a weighted average exercise price of AUD$_________; and

●	__________ shares reserved for issuance under our equity stock option plan

Except as otherwise indicated herein, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to __________ additional ADSs.

RISK FACTORS SUMMARY

In making your decision on whether to invest in our securities, you should take into account not only the background of our management team, but also the special risks we face as a company with foreign operations. Please see “Risks Related to the Company, its Business and Industry” for more information. You should carefully consider these and the other risks set forth in the section entitled “Risk Factors” beginning on page 11 of this prospectus. Such risks include, but are not limited to:

Risks Related to the Company, its Business and Industry

●	The Company has a history of losses and expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company. Further, The Company’s adoption of new business models could fail to produce any financial returns.

●	Failure to obtain necessary regulatory approvals from the United States Federal Communication Commission (FCC), the European Telecommunications Standards Institute (ETSI) or other governmental agencies or the inability to obtain CE certification from the European Commission or certifications from various environmental organizations, electronics laboratories, software inspections organization, or aviation or vehicles and robotics authorities may prevent the Company from selling its hardware products.

●	The Company may be subject to the risks associated with the Israeli Law for the Encouragement of Industrial Research and Development 5744-1984 (R&D Law).

●	The Company may be subject to the risks associated with future acquisitions or strategic partnerships, which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

●	The COVID-19 pandemic could negatively affect our business, operations and future financial performance and the ability to access sources of capital, and/or reporting obligations.

●	The Company may be subject to the risks associated with foreign operations in other countries including tax risks from carrying on business in Israel and Australia.

●	If critical components or raw materials used to manufacture the Company’s products become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its products, which could damage its business. Also, the products may be subject to the recall or return and if Company releases defective products or services, its operating results could suffer.

●	The Company could be prohibited from shipping its products to certain countries if it is unable to obtain Israeli or US government authorization regarding the export of its products, or if current or future export laws limit or otherwise restrict the Company’s business.

●	Negative customer perception and failure to promote the brand regarding the Company’s products could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company.

●	If the Company fails to protect, or incur significant costs in defending, its intellectual property and other know-how or proprietary rights. Obtaining and maintaining the Company’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

●	The Company may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit the Company’s ability to use certain technologies in the future.

●	We may not accurately forecast revenues, profitability and appropriately plan our expenses

Risks Related to Israeli Law and our Operations in Israel

●	Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

●	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

●	We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund some grants previously received.

Risks Related to the ADSs and this Offering

●	The market price and trading volume of the ADSs may be volatile and may be affected by economic conditions beyond our control.

●	An active trading market for the ADSs may not develop or be liquid enough for you to sell your ADSs quickly or at market price.

●	Investors purchasing the ADSs will suffer immediate and substantial dilution.

●	The dual listing of our ordinary shares and the ADSs following this offering may adversely affect the liquidity and value of the ADSs.

●	Future sales of our ordinary shares or ADSs, or the perception that such sales may occur, could depress the trading price of our ordinary shares and ADSs.

●	As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to domestic issuers. This may afford less protection to holders of the ADSs

●	As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

●	We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired.

●	You must act through the ADR depositary to exercise your voting rights and, as a result, you may be unable to exercise your voting rights on a timely basis.

●	If we are classified as a “passive foreign investment company,” then our U.S. shareholders could suffer adverse tax consequences as a result.

●	You may not receive distributions on our ordinary shares represented by the ADSs or any value for such distribution if it is illegal or impractical to make them available to holders of ADSs.

●	Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares, ADSs.

●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

●	You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the United States.

●	You may not be able to participate in rights offerings and may experience dilution of your holdings as a result and you may be subject to limitations on transfer of the ADSs.

●	Anti-takeover provisions in our Constitution and our right to issue preference shares could make a third-party acquisition of us difficult.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth summary historical consolidated financial data for the periods indicated.

The consolidated statement of profit or loss and other comprehensive income data for the years ended December 31, 2020 and 2019 and consolidated statement of financial position data as of December 31, 2020 and 2019 are derived from the audited consolidated financial statements included in this prospectus. The consolidated statement of profit or loss and other comprehensive income data for the six months ended June 30, 2021 and 2020 and consolidated statement of financial position data as of the six months ended June 30, 2021 are derived from the unaudited consolidated financial statements included in this prospectus.

Our consolidated financial statements have been prepared in Australian dollars and in accordance with International Accounting Standards and IFRS, as issued by the IASB.

You should read the summary historical consolidated financial data in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods. Financial results for the year ended December 31, 2020 and the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

	For the year ended December 31,			For the six months ended June 30,
	2020	2020	2019	2021	2021	2020
	$	AUD$	AUD$	$	AUD$	AUD$
Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:
Revenue	1,596,233	2,066,478	3,435,361	1,508,277	2,011,036	1,212,150
Cost of sales	(560,325)	(725,394)	(1,013,941)	(491,747)	(655,662)	(400,501)

Government grants	745,383	964,970	729,167	345,654	460,872	544,689
Interest received	8,141	10,539	37,325	284	378	7,491
Foreign exchange gains	-	-	157,827	97,412	129,882	108,760
Expenses
Selling and marketing expenses	(859,647)	(1,112,895)	(1,605,060)	(566,397)	(755,196)	(548,880)
Research and development	(1,868,013)	(2,418,322)	(3,409,315)	(834,777)	(1,113,037)	(1,365,867)
General and administration expenses	(928,452)	(1,201,971)	(1,678,966)	(478,548)	(638,065)	(629,733)
Share based payments	(133,734)	(173,134)	(246,823)	(17,844)	(23,792)	(130,243)
Finance costs	(9,453)	(12,238)	(46,981)	(13,184)	(17,578)	(41,052)
Foreign exchange losses	(138,987)	(179,932)	-	-	-	-
Loss before income tax expense	(2,148,854)	(2,781,899)	(3,641,406)	(450,870)	(601,162)	(1,243,186)
Income tax expense	-		-	-	-
Loss for the period	(2,148,854)	(2,781,899)	(3,641,406)	(450,870)	(601,162)	(1,243,186)
Other Comprehensive Income / (Losses)	140,805	182,286	(263,525)	(82,437)	(109,915)	(60,968)
Total Comprehensive Loss for the Period	(2,008,049)	(2,599,613)	(3,904,931)	(533,307)	(711,077)	(1,304,154)

Loss per share, basic and diluted (cent per share)	(0.83)	(1.08)	(1.49)	(0.16)	(0.22)	(0.48)
Weighted-average number of shares outstanding, basic and diluted	257,936,715	257,936,715	244,856,674	273,324,693	273,324,693	257,936,715

	As of December 31,			As of June 30,
	2020	2020	2019	2021	2021
	$	AUD$	AUD$	$	AUD$
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	1,848,491	2,464,655	4,710,261	4,097,755	5,463,672
Total current assets	2,739,611	3,652,815	6,508,426	5,165,881	6,887,841
Total assets	3,425,060	4,566,746	7,634,776	5,767,822	7,690,429
Total current liabilities	(967,859)	(1,290,478)	(1,650,496)	(1,104,768)	(1,473,025)
Total liabilities	(1,910,595)	(2,547,460)	(3,189,011)	(1,988,383)	(2,651,177)
Total equity	(1,514,465)	(2,019,286)	(4,445,765)	(3,779,439)	(5,039,252)

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to invest in the ADSs. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially and adversely affected, the trading price of the ADSs could decline and you could lose all or part of your investment.

Risks Related to the Company, its Business and Industry

The Company has a history of losses.

The Company has incurred net losses since its inception. The Company cannot assure that it can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research, development, sales and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

The Company expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

The Company’s future growth depends on penetrating new markets, expansion in current markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. The Company plans to incur substantial research and development costs as part of its efforts to design, develop and commercialize new products and services and enhance its existing products. The Company believes that there are significant opportunities in a number of business areas. Because the Company accounts for research and development costs as operating expenses, these expenditures will adversely affect its earnings in the future. Further, the Company’s research and development programs may not produce successful results, and its new products and services may not achieve market acceptance, create any additional revenue or become profitable, which could materially harm the Company’s business, prospects, financial results and liquidity.

The Company’s adoption of new business models could fail to produce any financial returns.

Forecasting the Company’s revenues and profitability for new business models is inherently uncertain and volatile. The Company’s actual revenues and profits for its business models may be significantly less than the Company’s forecasts. Additionally, the new business models could fail for one or more of the Company’s products and/or services, resulting in the loss of Company’s investment in the development and infrastructure needed to support the new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

The Company will be affected by operational risks and may not be adequately insured for certain risks.

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; cyber-attacks and ransom requests; product liability litigation; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s technologies, personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company operates in evolving markets, which makes it difficult to evaluate the Company’s business and future prospects.

The Company’s cybersecurity, smart solutions and services are sold in rapidly evolving markets. The commercial drones and robotics market is in early stages of customer adoption. Accordingly, the Company’s business and future prospects may be difficult to evaluate. The Company cannot accurately predict the extent to which demand for its products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company’s ability to do the following:

-	generate sufficient revenue to reach and maintain profitability;

-	acquire and maintain market share;

-	achieve or manage growth in operations;

-	develop and renew contracts;

-	attract and retain research and engineering personal and other highly-qualified personnel;

-	successfully develop and commercially market new products & services;

-	adapt to new or changing policies and spending priorities of governments and commercial enterprises; and

-	access additional capital when required and on reasonable terms.

If the Company fails to address these and other challenges, risks and uncertainties successfully, its business, results of operations and financial condition would be materially harmed.

The Company operates in a competitive market.

The Company faces competition and new competitors will continue to emerge throughout the world. Services offered by the Company’s competitors may take a larger share of our customers’ spending than anticipated, which could cause revenue generated from the Company’s products and services to fall below expectations. It is expected that competition in these markets will intensify

If competitors of the Company develop and market more successful products or services, offer competitive products or services at lower price points, or if the Company does not produce consistently high-quality and well-received products and services, revenues, margins, and profitability of the Company will decline.

The Company’s ability to compete effectively will depend on, among other things, the Company’s pricing of services and equipment, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and any potential resale or distribution channels, and capital resources. Competition could lead to a reduction in the rate at which the Company adds new customers, a decrease in the size of the Company’s market share and a decline in its customers. Examples include but are not limited to competition from other companies in the drones and robotics industry as well as providers of hardware and software technology components to the drones and robotics industry.

The markets in which the Company competes are characterized by rapid technological change, which requires the Company to develop new products and product enhancements, and could render the Company’s existing products and technologies obsolete.

Continuing technological changes in the market for the Company’s products could make its products less competitive or obsolete, either generally or for particular applications. The Company’s future success will depend upon its ability to develop and introduce a variety of new technologies, innovations, capabilities and enhancements to its existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which it offers products. Delays in introducing new products, technologies and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase the Company’s competitors’ products.

If the Company is unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, its products could lose market share, its revenue and profits could decline, and the Company could experience operating losses.

Failure to obtain necessary regulatory approvals from the United States Federal Communication Commission (FCC), the European Telecommunications Standards Institute (ETSI) or other governmental agencies or the inability to obtain CE certification from the European Commission or certifications from various environmental organizations, electronics laboratories, software inspections organization, or aviation or vehicles and robotics authorities may prevent the Company from selling its hardware products.

The FCC, ETSI and other regulatory organization worldwide are responsible for establishing, managing, and developing safety and operation standards and regulations for electronics equipment usage in commercial and government market segments.

Failure to obtain necessary regulatory approvals from the FCC, ETSI and other regulatory organization worldwide may prevent the Company from marketing, demonstrating and selling its products in North America, Europe and other global markets which could have an adverse impact on the Company’s business, prospects, results of operations and financial condition.

Aviation, vehicular, government and militaries organizations and enterprises set certification standards and requirements for the use of products within their systems or organizations. Some of these requirements are based on internal testing and certification processes and other may requires formal verification and testing laboratories to ensure that products meet those requirements. Failure to pass such testing procedures or obtain necessary laboratories certificates or approval may prevent the Company’s products from being chosen, integrated, and sold to or used by government and enterprises customers, which could have an adverse impact on the Company’s business, prospects, results of operations and financial condition.

The Company may be subject to the risks associated with the Israeli Law for the Encouragement of Industrial Research and Development 5744-1984 (R&D Law).

While our products currently are not required to comply with any regulatory obligations in Israel, the R&D Law, as amended, and related regulations, may restrict our ability to move the production of products developed using grants received from the Israeli government’s Israeli Innovation Authority (IIA) (see “Risk Factors — Risks Related to Israeli Law and our Operations in Israel” for further information). We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

The Company may be subject to the risks associated with future acquisitions or strategic partnerships, which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

As part of the Company’s overall business strategy, the Company may pursue select strategic acquisitions or strategic partnership that would provide additional product or service offerings, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Any such future acquisitions or strategic partnership, if completed, may expose the Company to additional potential risks, including risks associated with:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

The Company’s inability to retain management and key employees could impair the future success of the Company.

The Company’s future success depends substantially on the continued services of its executive officers and its key development, business and operation personnel. If one or more of its executive officers or key development personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose experience, know-how, key professionals and staff members as well as business partners. These executive officers and key employees could develop drone and robotics cybersecurity and smart solutions technology components and services that could compete with and take customers and market share away from the Company.

A significant growth in the number of personnel would place a strain upon the Company’s management and resources.

The Company may experience a period of significant growth in the number of personnel that could place a strain upon its management systems and resources. The Company’s future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls,reporting systems and procedures on a timely basis and to expand, train, motivate and manage its workforce. The Company’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

The Company faces uncertainty and adverse changes in the economy.

Adverse changes in the economy could negatively impact the Company’s business. Future economic distress may result in a decrease in demand for the Company’s products, which could have a material adverse impact on the Company’s operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing and producing products, increase the cost and decrease the availability of sources of financing, and increase the Company’s exposure to material losses from bad debts, any of which could have a material adverse impact on the financial condition and operating results of the Company.

The COVID-19 pandemic had some negative effect on our business, operations and future financial performance, and could continue to have a negative effect on our business, operations and future financial performance.

At the beginning of the year 2020 the outbreak of the novel strain of coronavirus, specifically identified as COVID-19, resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions.

The electronics components shortage crisis, a unique result of the COVID-19 negatively affected the Company’s market segment by increased delivery lead time and increased purchase prices of components used under certain of the Company’s products, which resulted in delay in delivery time of the Company’s products to its customers, and had negative effect on the Company’s revenues and profitability. As long as the COVID-19 pandemic continues, the components’ lead time may be longer than normal and shortages in components may continue or get worse.

Due to the worldwide COVID-19 outbreak, other material uncertainties may come into existence that could materially and adversely affect the business of the Company. The Company cannot accurately predict the future impact COVID-19 may have on, among others, the: (i) manufacturing and assembly costs, availability of production facilities, and length of production time, which affects our ability to timely deliver our products, (ii) demand for drone systems and services, (iii) severity and the length of potential measures taken by governments to manage the spread of the virus and their effect on labor availability and supply lines, (iv) availability of essential supplies, (v) purchasing power of the NIS, Australian dollar, and US dollar, or (vi) ability of the Company to obtain necessary financing. Despite global vaccination efforts, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in the future.

The COVID-19 outbreak or similar global health crises could affect the Company’s ability to access sources of capital.

The extent to which COVID-19 could impact the Company’s operations, financial condition, liquidity, results of operations, and cash flows is highly uncertain and cannot be predicted. Negative financial results, uncertainties in the market, and a tightening of credit markets, caused by COVID-19, or a recession, negatively affected the Company’s liquidity and could have a further material adverse effect on the Company’s liquidity and ability to obtain financing in the future.

COVID-19 or similar pandemics could adversely impact the Company’s business and/or its ability to complete reporting obligations.

If a pandemic, epidemic, or outbreak of an infectious disease including the recent outbreak off respiratory illness caused by a novel coronavirus such as COVID-19 or other public health crisis were to affect the Company’s facilities, staff, accountants or advisors, our business could be adversely and materially affected. Such a pandemic could result in mandatory social distancing, travel bans, and quarantine restrictions, and this may limit access to the Company’s employees and professional advisors. These factors may hamper the Company’s efforts to comply with its filing obligations with the ASX and the SEC or as required under Australian and U.S. Securities Laws.

The Company may be subject to the risks associated with foreign operations in other countries.

The Company’s primary revenues are expected to be achieved in Israel, US and Europe. However, the Company may expand to additional markets and become subject to risks normally associated with conducting business and manufacturing in other countries. As a result of such expansion, the Company may be subject to the legal, political, social and regulatory requirements and economic conditions of foreign jurisdictions. The Company cannot predict government positions on such matters as foreign investment, intellectual property rights or taxation. A change in government positions on these issues could adversely affect the Company’s business.

If the Company expands its business and production to foreign markets, it will need to respond to rapid changes in market conditions, including differing legal, regulatory, economic, social and political conditions in these countries. If the Company is not able to develop and implement policies and strategies that are effective in each location in which it does business, then the Company’s business, prospects, results of operations and financial condition could be materially and adversely affected.

There are tax risks the Company may be subject to in carrying on business in Israel and Australia.

The Company is incorporated in Australia, with a fully owned subsidiary in Israel. Since the Company is operating in a new and developing industry there is a risk that foreign governments may look to increase their tax revenues or levy additional taxes to level the playing field for perceived disadvantages to traditional brick and mortar businesses. There is no guarantee that governments will not impose such additional adverse taxes in the future.

If critical components or raw materials used to manufacture the Company’s products become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its products, which could damage its business.

The Company obtains materials, mechanical parts, hardware and electronics components, various subsystems and manufacturing and assembly services from a limited group of suppliers and sub-contractors. The Company does not have long-term agreements with any of these suppliers or sub-contractors that obligate them to continue to sell materials, components, subsystems, or provide manufacturing services to the Company. The Company’s reliance on these suppliers or sub-contractors involves significant risks and uncertainties, including whether its suppliers or sub-contractors will provide an adequate supply of required components, subsystems, or services of sufficient quality, will increase prices for the components, subsystems or services and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of the Company’s products are periodically subject to supply shortages, and its business is subject to the risk of price increases and periodic delays in delivery. Similarly, the market for electronic components is subject to cyclical reductions in supply. If the Company is unable to obtain components from third-party suppliers in the quantities and of the quality that it requires, on a timely basis and at acceptable prices, then it may not be able to deliver its products on a timely or cost-effective basis to its customers, which could cause customers to terminate their contracts with the Company, increase the Company’s costs and seriously harm its business, results of operations and financial condition. Moreover, if any of the Company’s suppliers or sub-contractors become financially unstable, then it may have to find new suppliers or sub-contractors. It may take several months to locate alternative suppliers or sub-contractors, if required, or to redesign the Company’s products to accommodate components from different suppliers. The Company may experience significant delays in manufacturing and shipping its products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if the Company loses any of these sources or is required to redesign its products. The Company cannot predict if it will be able to obtain replacement components within the time frames that it requires at an affordable cost, if at all.

The Company’s products may be subject to the recall or return.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, safety concerns, packaging issues and inadequate or inaccurate labeling disclosure. If any of the Company’s products were to be recalled due to an alleged product defect, safety concern or for any other reason, the Company could be required to incur unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management time and attention. Additionally, product recalls may lead to increased scrutiny of the Company’s products by its customers and regulators, requiring further management time and attention and potential legal fees, costs and other expenses.

If the Company releases defective products or services, its operating results could suffer.

Products and services designed and released by the Company involve extremely complex software programs, hardware testing and verification, assembly processes, and quality and functionality inspection and are difficult to develop and manufacture. While the Company has quality controls in place to detect and prevent defects in its products and services before they are released, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting and preventing defects in the Company’s products and services before they have been released into the marketplace. In such an event, the Company could be required, or decide voluntarily, to suspend the availability of the product or services, which could significantly harm its business and operating results.

The Company’s products and services are complex and could have unknown defects or errors, which may give rise to legal claims against the Company, diminish its brand or divert its resources from other purposes.

The Company’s products are comprised of and rely on complex and sensitive electronic hardware, algorithms, software, user-friendly interfaces and tightly integrated, electromechanical designs. Despite testing, the Company’s products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by the Company’s customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in the Company’s service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to the Company’s reputation, any of which could materially harm the Company’s results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could significantly reduce the Company’s operating margins.

The existence of any defects, errors, or failures in the Company’s products or the misuse of the Company’s products could also lead to product liability claims or lawsuits against it. A defect, error or failure in one of the Company’s products could result in failure or damage to the drones and robotics systems it is embedded in, or property damage, injury, death and/or significant damage the Company’s reputation and support for its services in general. The Company anticipates this risk will grow as more and more drones and robotics systems using the Company’s products are deployed

The Company cannot provide any assurance that it has or will have insurance adequate to protect the Company from material judgments and expenses related to potential future claims or that such insurance will be available in the future at economical prices or at all. Even if the Company is fully insured as it relates to a particular claim, the claim could nevertheless diminish the Company’s brand and divert management’s attention and resources, which could have a negative impact on the Company’s business, financial condition and results of operations.

Shortfalls in available external research and development funding could adversely affect the Company.

The Company depends on its research and development activities to develop the core technologies used in its cybersecurity and smart solutions and for the research and development of the Company’s future products. A portion of the Company’s research and development activities depends on funding from the IIA; in the future, we may seek additional funding from the IIA and other governmental organizations. These government organizations’ spending levels can be impacted by a number of variables, including general economic conditions, specific companies’ financial performance and competition for Israeli government funding with other Israeli government-sponsored programs in the budget formulation and appropriation processes. Any reductions in available research and development funding could harm the Company’s business, financial condition and operating results.

The Company could be prohibited from shipping its products to certain countries if it is unable to obtain Israeli or US government authorization regarding the export of its products, or if current or future export laws limit or otherwise restrict the Company’s business.

The Company must comply with Israeli government laws regulating the export of its products from Israel and US federal regulation regulating the export of its products from the US. The export regulations and the governing policies applicable to the Company’s business are subject to change. In some cases, explicit authorization from the US or Israeli government is needed to export its products. The Company cannot provide assurance that such export authorizations will be available for its products in the future. Compliance with these laws has not significantly limited the Company’s operations or sales in the recent past, but could significantly limit them in the future. If and when the Company’s operations expand into other markets, the Company may have to comply with other governments’ regulations regarding the export of its product. Non-compliance with applicable export regulations could potentially expose the Company to fines, penalties and sanctions. If the Company cannot obtain required government approvals under applicable regulations, the Company may not be able to sell its products in certain international jurisdictions, which could adversely affect the Company’s financial condition and results of operations.

Negative customer perception regarding the Company’s products could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company.

The Company believes that its success is highly dependent upon perception regarding the safety, efficacy, and quality of its drones and robotics technology components and products used. Customer perception of these components and products can be significantly influenced by testing results or findings, regulatory investigations, litigation, media attention, and other publicity. There can be no assurance that future testing results, findings, regulatory proceedings, litigation, media attention, or other research findings will be favorable to the Company’s technology components and products or the drone and robotics market in general. Future testing reports, findings, regulatory proceedings, litigation, or media attention that are perceived as less favorable than, or that question, earlier testing reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The dependence upon customer perceptions means that adverse testing reports, findings, regulatory proceedings, litigation, or media attention, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company.

If the Company fails to successfully promote its product brand, this could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

The Company believes that brand recognition is an important factor to its success. If the Company fails to promote its brands successfully, or if the expenses of doing so are disproportionate to any increased net sales it achieves, it would have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. This will depend largely on the Company’s ability to maintain trust, be a technology leader, and continue to provide high-quality and secure technologies, products and services. Any negative publicity about the Company or its industry, the quality and reliability of the Company’s technologies, products and services, the Company’s risk management processes, changes to the Company’s technologies, products and services, its ability to effectively manage and resolve customer complaints, its privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with the Company’s products or services, could adversely affect the Company’s reputation and the confidence in and use of the Company’s technologies, products and services. Harm to the Company’s brand can arise from many sources, including; failure by the Company or its partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by the Company’s partners, service providers, or other counterparties. If the Company does not successfully maintain a strong and trusted brand, its business could be materially and adversely affected.

The Company may be subject to cybersecurity attacks or electronic communication security risks.

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks. Anyone who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. , as well as the exposure of the company’s sites, networks, computers and digital data assets to different cybersecurity attacks

In addition, a significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access, or exposure to different cybersecurity attacks could negatively impact our business and operations. We could also experience business interruption, information theft and reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise or disruption of our information technology systems a data which could have a negative impact on the Company’s business, financial condition and results of operations.

If the Company fails to protect, or incur significant costs in defending, its intellectual property and other know-how or proprietary rights, the Company’s business, financial condition, and results of operations could be materially harmed.

The Company’s success depends, in large part, on its ability to protect its intellectual property, know-how and other proprietary rights. The Company relies primarily on patents, trademarks, copyrights, trade secrets other contractual provisions, to protect the Company’s intellectual property and other proprietary rights. However, a portion of the Company’s technology and know-how is not patented, and the Company may be unable or may not seek to obtain patent protection for this technology. Moreover, existing US legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide the Company with any competitive advantages, and may be challenged by third parties. The laws of countries other than US may be even less protective of intellectual property rights. Accordingly, despite its efforts, the Company may be unable to prevent third parties from infringing upon or misappropriating its intellectual property or otherwise gaining access to the Company’s technology. Unauthorized third parties may try to copy or reverse engineer the Company’s products or portions of its products or otherwise obtain and use the Company’s intellectual property. Moreover, many of the Company’s employees have access to the Company’s trade secrets and other intellectual property. If one or more of these employees leave to work for one of the Company’s competitors, then they may disseminate this proprietary information, which may as a result damage the Company’s competitive position. If the Company fails to protect its intellectual property and other proprietary rights, then the Company’s business, results of operations or financial condition could be materially harmed. From time to time, the Company may have to initiate lawsuits to protect its intellectual property and other proprietary rights. Pursuing these claims is time consuming and expensive and could adversely impact the Company’s results of operations.

In addition, affirmatively defending the Company’s intellectual property rights and investigating whether the Company is pursuing a product or service development that may violate the rights of others may entail significant expense. Any of the Company’s intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If the Company resorts to legal proceedings to enforce its intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to the Company and divert the attention and efforts of the Company’s management and technical employees, even if the Company prevails.

Obtaining and maintaining the Company’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office (the “USPTO”) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the USPTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on the Company’s international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If the Company fails to maintain the patents and patent applications covering its products, its competitors might be able to enter the market, which would have a material adverse effect on the Company’s business.

While a patent may be granted by a national patent office, there is no guarantee that the granted patent is valid. Options exist to challenge the validity of a patent which, depending upon the jurisdiction, may include re-examination, opposition proceedings before the patent office, and/or invalidation proceedings before the relevant court. Patent validity may also be the subject of a counterclaim to an allegation of patent infringement.

Pending patent applications may be challenged by third parties in protest or similar proceedings. Third parties can typically submit prior art material to patentability for review by the patent examiner. Regarding Patent Cooperation Treaty applications, a positive opinion regarding patentability issued by the International

Searching Authority does not guarantee allowance of a national application derived from the Patent Cooperation Treaty application. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and the patent’s scope can be modified after issuance. It is also possible that the scope of claims granted may vary from jurisdiction to jurisdiction.

The grant of a patent does not have any bearing on whether the invention described in the patent application would infringe the rights of earlier filed patents. It is possible to both obtain patent protection for an invention and yet still infringe the rights of an earlier granted patent.

The Company may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit the Company’s ability to use certain technologies in the future.

The Company may become subject to claims that its technologies infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive, and could divert the Company’s management’s attention away from the execution of its business plan. Moreover, any settlement or adverse judgment resulting from these claims could require the Company to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit the Company’s use of the technology. The Company cannot assure that it would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that the Company would be able to develop alternative technology on a timely basis, if at all, or that the Company would be able to obtain a license to use a suitable alternative technology to permit the Company to continue offering, and the Company’s customers to continue using, the Company’s affected product. An adverse determination also could prevent the Company from offering its products to others. Infringement claims asserted against the Company may have a material adverse effect on its business, results of operations or financial condition.

The Company may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on all of the Company’s product candidates throughout the world would be prohibitively expensive. Therefore, the Company has filed applications and/or obtained patents only in the United States. Competitors may use the Company’s technologies in jurisdictions where it has not obtained patent protection to develop their own products and their products may compete with products of the Company.

The Company’s senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day to day management of its business

The individuals who now constitute the Company’s senior management team have relatively limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies. The Company’s senior management team may not successfully or efficiently manage its transition as a recently listed public company subject to significant regulatory oversight and reporting obligations under both Australian and U.S. Securities Laws. In particular, these new obligations will require substantial attention from the Company’s senior management and could divert their attention away from the day to day management of its business.

Failure to adhere to the Company’s financial reporting obligations and other public company requirements could adversely affect the market price of our ADSs.

The reporting and other obligations related to being a public company will place significant demands on the Company’s management, administrative, operational and accounting resources. If the Company is unable to meet such demands in a timely and effective manner, its ability to comply with its financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause the Company to fail to satisfy its reporting obligations or result in material misstatements in its financial statements. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in its reported financial information, which could result in a reduction in the trading price of the ADSs.

In addition, the Company does not expect that its disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a control system, misstatements due to errors or fraud may occur and may not be detected in a timely manner or at all.

The Company may experience adverse effects on its reported results of operations as a result of adopting new accounting standards or interpretations.

The Company’s implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect its reported financial position or operating results or cause unanticipated fluctuations in our reported operating results in future periods.

We may require substantial additional funding to grow our business, which may not be available to us on acceptable terms, or at all.

We may require additional funding to fund and grow our operations and to complete development of certain products and bring them to the market. There can be no assurance that any financing will be available in amounts or on terms acceptable to us, if at all. In the event we require additional capital, the inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our research and development plans, sales and marketing activities, and manufacturing operations. In that event, shareholders would likely experience a loss of most or all of their investment. Any additional funding that we do obtain may be dilutive to the interests of existing shareholders.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume sales and timing, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in customer preferences in the drones and robotics platform markets, or a weakening in global economies, may result in decreased net revenue levels, and we may be unable to adjust our expenses in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of share options granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given period may be lower than expected.

Exchange rate fluctuations between multiple foreign currencies may negatively affect our earnings, operating cash flow.

Our reporting and functional currency is the Australian Dollar (AUD). Our key expenses and revenues are currently primarily payable in NIS and U.S. dollars and we expect our future revenues and expenses to be denominated primarily in NIS and U.S. dollars. Certain amounts of our revenues and expenses are also in Euros. In addition, our recent equity raises were received in AUD, and our research and development support program and grants are received in NIS.

As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses and revenues in U.S. dollars, and potential cash flow shortage. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our securities, the trading price or trading volume of our securities could decline.

The trading market for our securities will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our securities, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the market prices of our securities would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our securities to decline.

Possible force majeure events could impact our operations and the market price of our ADSs.

Events may occur within or outside the United States, Australia and Israel that could impact on the American and/or Australian and/or Israeli economy, our operations and the market price of our ADSs. These events include acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or manmade events or occurrences that can have an adverse effect on the demand for our products and its ability to conduct business. While we seek to maintain insurance in accordance with industry practice to insure against the risks it considers appropriate after consideration of our needs and circumstances, no assurance can be given as to our ability to obtain such insurance coverage in the future at reasonable rates or that any coverage arranged will be adequate and available to cover any and all potential claims. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain Israeli, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, Israeli, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated entities. We can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

From time to time, the Company may become involved in legal proceedings, which could adversely affect the Company.

The Company may, from time to time in the future, become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on the Company’s business, operating results, or financial condition.

The Company’s directors and officers may have conflicts of interest in conducting their duties.

Because directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other technology companies, the directors and officers of the

Company may have conflicts of interest in conducting their duties. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against a particular matter in which the director has the conflict. In appropriate cases, the Company will establish a special committee of independent directors to review a particular matter in which several directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Executive officers and directors may have rights to indemnification from the Company, including pursuant to directors’ and officers’ liability insurance policies that will survive termination of their agreements.

Risks Related to Israeli Law and our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Although the company is an Australian company, our fully owned subsidiary and main operational site and most of the management team are located in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, that controls the Gaza Strip, with Hezbollah that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. Further, Iran has threatened to attack Israel. Additionally there may be other political and other conflicts that might evolve with other nations or organizations. Some of these hostilities were accompanied by missiles being fired against civilian targets in various parts of Israel, including areas in which our employees and some of our subcontractors and consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli related companies have been subjected to economic boycotts. Several countries and organization might restrict business with the State of Israel and with Israeli related companies. These restrictive laws and policies may have an impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in conflict activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our key personnel. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property and know-how has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we have entered into assignment-of-invention agreements with our current and former employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may still face claims demanding remuneration in consideration for assigned inventions. If such claims are found to have merit despite our assignment of invention agreements, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund some grants previously received.

Our research and development efforts were financed in part through royalty-bearing grants from the IIA. With respect to such grants, we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits.

Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development. This may restrict our ability to move the production of our products outside of Israel, or to sell intellectual property and other know-how.

Risks Related to the ADSs and this Offering

We will have broad discretion in the use of the net proceeds of this Offering and may not use them to effectively manage our business.

We will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. Investors may not agree with how we allocate or spend the proceeds from this offering. We may pursue acquisitions, collaborations or other strategic transactions that do not result in an increase in the market value of the ADSs and may result in losses.

The market price and trading volume of the ADSs may be volatile and may be affected by economic conditions beyond our control.

The market price of the ADSs may be highly volatile and subject to wide fluctuations. In addition, the trading volume of the ADSs may fluctuate and cause significant price variations to occur. If the market price of the ADSs declines significantly, you may be unable to resell your ADSs at or above the purchase price, if at all. We cannot assure you that the market price of the ADSs will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of the ADSs or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;

●	changes in market valuations of similar companies;

●	changes in our key personnel;

●	changes in financial estimates or recommendations by securities analysts;

●	trading prices of our ordinary shares on the ASX;

●	changes in trading volume of ADSs on The NASDAQ Capital Market, or NASDAQ, and of our ordinary shares on the ASX;

●	sales of the ADSs or ordinary shares by us, our executive officers or our shareholders in the future; and

●	conditions in the financial markets or changes in general economic conditions.

An active trading market for the ADSs may not develop or be liquid enough for you to sell your ADSs quickly or at market price.

Prior to this offering, there has not been any public market in the United States for the ADSs. If an active public market in the United States for the ADSs does not develop after this offering, the market price and liquidity of the ADSs may be adversely affected. While we have applied for the listing of the ADSs on NASDAQ, a liquid public market in the United States for the ADSs may not develop or be sustained after this offering. The public offering price for the ADSs will be determined by negotiation among us and the underwriters, and the price at which the ADSs are traded after this offering may decline below the initial public offering price, which means you may experience a decrease in the value of your ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have cause us significant financial harm.

Investors purchasing the ADSs will suffer immediate and substantial dilution.

The public offering price for the ADSs will be substantially higher than the net tangible book value per ADS of the underlying ordinary shares immediately after this offering. If you purchase ADSs in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Net tangible book value per ADS represents the amount of total tangible assets less total liabilities, divided by the number of ordinary shares then outstanding, multiplied by _________, the number of ordinary shares underlying each ADS. To the extent that options or any convertible securities that are currently outstanding are exercised or converted, there will be further dilution to your investment. We may also issue additional ordinary shares, ADSs, performance rights, options and other securities in the future that may result in further dilution of your ADSs. See “Dilution” for a calculation of the extent to which your investment will be diluted.

The dual listing of our ordinary shares and the ADSs following this offering may adversely affect the liquidity and value of the ADSs.

Following this offering and after the ADSs are listed on NASDAQ, our ordinary shares will continue to be listed on the ASX. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may impair the development of an active trading market for the ADSs in the United States. The trading price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX

Future sales of our ordinary shares or ADSs, or the perception that such sales may occur, could depress the trading price of our ordinary shares and ADSs.

After the completion of this offering, based on an assumed offering price of $_____ per share, which is the mid-point of the estimated range of the initial public offering price shown on the coverage page of this prospectus, we expect to have _______ outstanding ADSs (or ____ ADSs if the underwriters exercise their option to purchase additional ADSs in full). We and all of our directors and executive officers have signed lock-up agreements for a period of (i) three months after the date of this prospectus in the case of our directors and officers and (ii) 180 days after the date of this prospectus in the case of the Company without the prior written consent of the representative of the underwriters subject to specified exceptions. See “Underwriting.”

The underwriters may, in their sole discretion and without notice, release all or any portion of the ordinary shares or ADSs subject to lock-up agreements. As restrictions on resale end, the market price of our ADSs and ordinary shares could drop significantly if the holders of these ADSs or ordinary shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares, ADSs or other securities.

A shareholder’s holding in the Company may be diluted if the Company issues additional shares or ADSs or other securities in the future.

The Company may issue additional ADSs, ordinary shares or other securities in the future, which may dilute your holding in the Company. The Company’s Constitution permit the issuance of an unlimited number of securities, and security-holders have no pre-emptive rights in connection with further issuances of any securities. The directors of the Company have the discretion to determine if an issuance of ADSs, ordinary shares or other securities is warranted, the price at which any such securities are issued and the other terms of issue of such securities. In addition, the Company’s may issue additional ordinary shares upon the exercise of warrants to acquire ordinary shares under its share incentive plan, which will result in further dilution. In addition, the issuance of ADSs, ordinary shares or other securities in any potential future acquisitions, if any, may also result in further dilution to your interests.

As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to domestic issuers. This may afford less protection to holders of the ADSs.

As a foreign private issuer who’s ADSs will be listed on the Nasdaq Capital Market, we will be permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. For example, we may follow home country practice with regard to the composition of the board of directors and quorum requirements applicable to shareholder meetings. A foreign private issuer must disclose in its annual reports filed with the SEC the requirements with which it does not comply followed by a description of its applicable home country practice. The Australian home country practices described above may afford less protection to holders of the ADSs than that provided under NASDAQ rules. See “Description of Share Capital—Exemptions from Certain NASDAQ Corporate Governance Rules.”

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a U.S. company whose securities are registered under the Exchange Act, nor are we required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors for so long as we qualify as an emerging growth company.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may cause the trading price of the ADSs to decline and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

●	the end of the fiscal year in which the fifth anniversary of completion of this offering occurs;

●	the end of the first fiscal year in which the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of the second quarter of such fiscal year;

●	the end of the first fiscal year in which we have total annual gross revenues of at least $1.07 billion; and

●	the date on which we have issued more than $1.07 billion in non-convertible debt securities in any rolling three-year period.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our second annual report after the completion of this offering, our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

Our first Section 404(a) assessment will take place beginning with our second annual report after the completion of this offering. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ADSs may not be able to remain listed on NASDAQ.

ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

●	As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the ADR depositary as permitted by the deposit agreement.

●	distributions on the ordinary shares represented by your ADSs will be paid to the ADR depositary, and before the ADR depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	We and the ADR depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

You must act through the ADR depositary to exercise your voting rights and, as a result, you may be unable to exercise your voting rights on a timely basis.

As a holder of ADSs (and not the ordinary shares underlying your ADSs), we will not treat you as one of our shareholders, and you will not be able to exercise shareholder rights. The ADR depositary will be the holder of the ordinary shares underlying your ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail and will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the ADR depositary of any such shareholders meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date. If we so instruct, the ADR depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the ADR depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the ADR depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the ADR depositary fails to receive timely voting instructions will not be voted.

If we are classified as a “passive foreign investment company,” then our U.S. shareholders could suffer adverse tax consequences as a result.

Generally, if, for any taxable year, at least 75% of our gross income is passive income (including our pro rata share of the gross income of our 25% or more owned corporate subsidiaries) or at least 50% of the average quarterly value of our gross assets (including our pro rata share of the gross assets of our 25% or more owned corporate subsidiaries) is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, a U.S. holder of our ordinary shares or ADSs may suffer adverse tax consequences, including having gains recognized on the sale of our ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares or ADSs by individuals who are U.S. holders, and having interest charges added to their tax on distributions from us and on gains from the sale of our ordinary shares or ADSs. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

Currency fluctuations may adversely affect the price of our ordinary shares, ADSs.

Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs will be quoted in U.S. dollars on NASDAQ. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs. In the past year the Australian dollar has generally weakened against the U.S. dollar. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

We have never declared or paid dividends on our ordinary shares and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if our ADS price appreciates.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for such distribution if it is illegal or impractical to make them available to holders of ADSs.

While we do not anticipate paying any dividends on our ordinary shares in the foreseeable future, if such a dividend is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares, ADSs.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power (either alone or in combination with their ‘associates’ as that term is defined in the Corporations Act) in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ or ADS holders’ opportunity to sell their ordinary shares or ADSs and may further restrict the ability of our shareholders and ADS holders’ ability to obtain a premium from such transactions. Our Constitution, which is included as an exhibit to this registration statement to which this prospectus forms a part, also contains a requirement for our shareholders to approve any proportionate takeover bid (i.e. a bid for a specified proportion of a class of securities in the Company) without the approval of a majority of our shareholders voting at a general meeting. This may have the effect of discouraging proportionate takeover bids and limit our shareholders’ and ADS holders’ opportunity to obtain a premium for their securities from such a transaction. See “Description of Share Capital—Change of Control.”

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the states of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled, “Description of Share Capital” as well as our Constitution, which is included as an exhibit to this registration statement to which this prospectus forms a part, prior to investing in the ADSs.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the United States.

We are incorporated in Australia, certain of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the Deposit Agreement for the ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of the ADSs.

The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Australian companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Australian companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of an Australian company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. Australian courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Australia of judgments obtained in the United States, although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits, upon being satisfied about all the relevant circumstances in which that judgment was obtained.

Anti-takeover provisions in our Constitution and our right to issue preference shares could make a third-party acquisition of us difficult.

Some provisions of our Constitution may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that only require one-third of our board of directors to be elected annually and authorize our board of directors, subject to compliance with the Corporations Act and the limitations imposed by the ASX Listing Rules, to issue an unlimited number of shares of capital stock and preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares by amending the Constitution (although it should be noted that the amendment of the Constitution requires the approval of shareholders by a majority of not less than 75% of votes cast (directly or by proxy) at a shareholder meeting).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”) that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project,” or the negative of these terms, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and important factors currently known by us and our expectations of the future, about which we cannot be certain.

Forward-looking statements may include statements about:

●	the intentions, plans and future actions of the Company;

●	statements relating to the business and future activities of the Company;

●	anticipated developments in operations of the Company;

●	market position, ability to compete and future financial or operating performance of the Company;

●	the timing and amount of funding required to execute the Company’s business plans;

●	capital expenditures;

●	the effect on the Company of any changes to existing or new legislation or policy or government regulation

●	the availability of labor;

●	requirements for additional capital;

●	goals, strategies and future growth;

●	the adequacy of financial resources;

●	expectations regarding revenues, expenses and anticipated cash needs; and

●	the impact of the COVID-19 pandemic on the business and operations of the Company.

All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved.

The material expectations, assumptions, and other factors used in developing the forward-looking statements set out in this prospectus include or relate to the following:

●	the Company’s ability to implement its growth strategies;

●	the Company’s competitive advantages;

●	the development of new products and services;

●	the Company’s ability to obtain and maintain financing on acceptable terms;

●	the impact of competition;

●	changes in laws, rules and regulations;

●	the Company’s ability to maintain its software licenses and product certifications;

●	the Company’s ability to maintain good business relationships with its customers, suppliers and other strategic partners;

●	the Company’s ability to protect intellectual property;

●	the Company’s ability to retain key personnel; and

●	the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although our management believes that the forward-looking statements herein or incorporated herein by reference are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent in our business, including the following risks:

●	we have a history of losses;

●	We expect to incur substantial research and development cost and may have reduced profitability as a result;

●	new business models could fail to produce any financial returns;

●	we are affected by operational risks;

●	we operate in evolving markets, and we may have difficulty in evaluating future prospects;

●	risks related to competition in the industry;

●	our markets are prone to rapid technological change and there are risks relating to the evolving nature of the market for our products;

●	risks related to regulatory approvals and permitting requirements;

●	we may fail to obtain or maintain required regulatory approvals;

●	we may be subject to the risks associated with the Israeli Law for the Encouragement of Industrial Research and Development 5744-1984 (R&D Law);

●	we may be subject to the risks associated with future acquisitions or strategic partnerships, which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

●	we are reliant on our key personnel;

●	risks related to uncertainty and adverse changes in the economy;

●	risks related to the COVID-19 pandemic and its impact on us;

●	risks associated with foreign operations in other countries;

●	our estimates of market opportunity and market and revenue growth may be inaccurate, or we may fail to grow at our estimated rates;

●	tax risks associated with carrying on business in Australia and Israel;

●	we rely on critical components and raw materials to manufacture our products and if they become unavailable or scarce, there could be delays in and manufacturing and delivery of our products;

●	we may be subject to product liability claims;

●	risks related to shortfalls in available research and development funding;

●	risks related to shipping products outside of Israel, Australia and worldwide manufacturing sites and approvals required for exporting;

●	risks related to economic and political uncertainty

●	risks related to commercial, industrial and government customer’s perception of our products;

●	risks associated with any failure by us to successfully promote and protect our product brands;

●	we could suffer security breaches and the other risks associated with data security and hacking;

●	our business may suffer if we cannot continue to protect our intellectual property rights;

●	we may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products;

●	we may be subject to litigation from time-to-time;

●	risks related to conflicts of interest of our directors and officers;

●	risks related to the limited experience of the management team;

●	changes in laws, regulations, and guidelines relating to the Company’s business, including tax and accounting requirements;

●	adverse impacts on the Company’s reported results of operations as a result of adopting new accounting standards or interpretations;

●	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters

●	the price of the shares may be subject to wide fluctuations;

●	investors will experience immediate and substantial dilution

●	an active trading market for the Common Shares or ADSs may not be sustained

●	the price of our ADS and/or shares may fall or fail to be sustained;

●	failure to adhere to the Company’s financial reporting obligations and other public company requirements could adversely affect the market price of our ADSs.

●	we have discretion over the net proceeds from the offering;

●	we may be a PFIC for tax purposes;

●	the enforcement by investors of civil liabilities under the United States federal or state securities laws against us and our directors and officers may be difficult;

●	the liquidity of the ADS and/or shares may be limited;

●	investors may experience dilution resulting from future ADS and/or share issuances by us, including as a result of the exercise of outstanding stock options

●	we will incur increased costs and obligations operating as a public company in the United States and/or Australia ; and

●	there may be more limited public information available to U.S. shareholders given our current status as a foreign private issuer.

●	exchange rate fluctuations between multiple foreign currencies may negatively affect our earnings, operating cash flow.

●	if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our securities, the trading price or trading volume of our securities could decline

●	We are subject to certain Israeli, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

●	the Company’s directors and officers may have conflicts of interest in conducting their duties.

We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $___ million (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) or approximately $___ million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $____ (which is the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $______, or approximately $_____ if the underwriter exercise their over-allotment option in full, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently estimate that we will use the net proceeds from this offering to provide funding for expansion of our sales and marketing activities, research and development, and working capital:

●	approximately $ million for expansion of our sales and marketing efforts and geographic penetration, through additional headcount, new sales channels and marketing campaigns;

●	approximately $ million for research and development for additional capabilities for our existing products and additional cybersecurity and smart solutions;

●	approximately $ million for working capital.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. We may also use a portion of the net proceeds to in-license, acquire, or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, we will retain broad discretion over the allocation of the net proceeds from this offering and we reserve the right to change the allocation of the net proceeds described above.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds from this offering in investment-grade, interest-bearing instruments and U.S. government securities or certificates of deposit.

DIVIDEND POLICY

We have not declared or paid any dividends on our ordinary shares, and we do not anticipate paying any dividends in the foreseeable future. Our board of directors presently intends to reinvest all earnings in the continued development and operation of our business.

Payment of dividends in the future, if any, will be at the discretion of our board of directors. If our board of directors elects to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2021 presented in U.S. dollars:

●	on an actual basis; and

●	on an as adjusted, basis to also give effect to: our sale of ________ ADSs to purchase ______ ADSs in this offering at an assumed initial public offering price of $____ per ADS, which is the mid-point of the estimated range shown on the front cover page of this prospectus. You should read this table in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

The data below is based on the June 30, 2021 exchange rate of $1.00 = AUD$_______:

As of
	Actual	As Adjusted
	USD$	USD$
Cash and cash equivalents
Shareholders’ equity:
Issued capital
Reserves
Accumulated losses
Total shareholders’ equity
Total capitalization

A $1.00 increase (decrease) in the assumed aggregate public offering price of $_____ per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents and total shareholders’ equity by approximately $_______, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A ______ ADS increase in the number of ADSs offered by us together with a concomitant $______ increase in the assumed aggregate public offering price of $_____ per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase our as adjusted cash and cash equivalents by approximately $_____ million after deducting estimated underwriting discounts and estimated offering expenses payable by us. Conversely, a ______ ADS decrease in the number of ADSs offered by us together with a concomitant $_____ decrease in the assumed aggregate public offering price of $_____ per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would decrease our as adjusted cash and cash equivalents by approximately $____ million after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The number of ordinary shares that will be outstanding immediately after this offering is based on __________ ordinary shares outstanding as of June 30, 2021. This number excludes, as of such date:

●	excludes __________ ordinary shares issuable upon the exercise of options issued to investors at _________, at an exercise price of AUD$_______, excludes an aggregate of __________ ordinary shares issuable upon the exercise of options under our equity stock option plan granted to employees, directors and consultants, at a weighted average exercise price of AUD$_______, of which _______ ordinary shares were vested at a weighted average exercise price of AUD$________; and

●	________shares reserved for issuance under our equity stock option plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to no exercise of outstanding options described above and the underwriters’ over-allotment option.

DILUTION

If you purchase ADSs in this offering, your ownership interest in us will be diluted to the extent of the difference between the public offering price per ADSs you will pay in this offering and the pro forma net tangible book value per ADS after this offering. Such calculation does not reflect any dilution associated with the sale and exercise of the warrants. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our historical net tangible book value as of June 30, 2021, was approximately AUD$_____, or $______, corresponding to a net tangible book value of AUD_______ or $_____ per ordinary share or $______ per ADS (using the ratio of ____ ordinary shares to one ADS), as of such date. We calculate our historical net tangible book value per share or per ADS by taking the amount of our total tangible assets, subtracting the amount of our total liabilities, and then dividing the difference by the actual total number of ordinary shares or ADSs outstanding, as applicable.

The as adjusted net tangible book value per share as of June 30, 2021 was AUD$____ or $________ per ordinary share or $______ per ADS (using the ratio of ___ ordinary shares to one ADS). The pro forma as adjusted net tangible book value per share gives effect to the sale and issuance of the ADSs in this offering at an assumed offering price of $________ per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted net tangible book value per share after the offering is calculated by dividing the net tangible book value of AUD$_____ or $_______, by _______, which is equal to our issued and outstanding ordinary shares. The difference between the public offering price and the net tangible book value per share represents an immediate increase in the net tangible book value of AUD$______, or $_________ per ordinary share or $_________ per ADS to existing shareholders and immediate dilution of AUD$_________, or $_______ per share, or $_______ per ADS to new investors purchasing the ADSs in this offering.

The following table illustrates this dilution on an ADS basis:

	AUD$	USD$
Assumed initial public offering price	___	___
Actual net tangible book value as at June 30, 2021	___	___
Increase in net tangible book value per ADS attributable to purchasers purchasing ADSs in this offering	___	___
Net tangible book value per ADS, as adjusted to give effect to this offering	___	___
Dilution per ADS to purchasers in this offering	___	___

A $1.00 increase (decrease) in the assumed initial public offering price of $________ per ADS (which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value per ADS after this offering by AUD$ ______, or $_______, and the dilution per ADS to new investors by AUD$____, or $________, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering.

The following table summarizes, on a pro forma as adjusted basis as of June 30,2021, the differences between the number of ordinary shares purchased from us (treating each ADS as ____ ordinary shares), the total consideration paid to us and the average price per ordinary share paid by existing holders of our ordinary shares and by investors in this offering (treating each ADS as ___ ordinary shares) in purchases of the ADSs from us and by purchasers in this offering.

The table below is based on _______ ordinary shares outstanding immediately after the consummation of this offering (including those represented by the ADSs).

The table below is based upon an assumed public offering price of $______ per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, excluding underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ over-allotment option and does not take into account any warrants to be sold in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share (USD$)
	Number	%	Amount (USD$)%
Existing shareholders	—	—%	$—	—%	$—
Purchasers in this offering	—	—%	—	—	$—
Total	—	100.00%	$—	100.00%	$—

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data for the periods indicated.

The consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended December 31, 2020 and 2019 are derived from the audited consolidated financial statements included in this prospectus. The consolidated statement of profit or loss and other comprehensive income data for the six months ended June 30, 2021 and 2020 are derived from the unaudited consolidated financial statements included in this prospectus. In our management’s opinion, these consolidated financial statements include all adjustments necessary for the fair presentation of our financial condition as of such dates and our results of operations for such periods.

Our consolidated financial statements have been prepared in Australian dollars and in accordance with International Accounting Standards. Our consolidated financial statements comply with IFRS, as issued by the IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods. Financial results for the year ended December 31, 2020 and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2021.

	For the year ended December 31,			For the six months ended June 30,
	2020	2020	2019	2021	2021	2020
	$	AUD$	AUD$	$	AUD$	AUD$
Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:
Revenue	1,596,233	2,066,478	3,435,361	1,508,277	2,011,036	1,212,150
Cost of sales	(560,325)	(725,394)	(1,013,941)	(491,747)	(655,662)	(400,501)

Government grants	745,383	964,970	729,167	345,654	460,872	544,689
Interest received	8,141	10,539	37,325	284	378	7,491
Foreign exchange gains	-	-	157,827	97,412	129,882	108,760

Expenses
Selling and marketing expenses	(859,647)	(1,112,895)	(1,605,060)	(566,397)	(755,196)	(548,880)
Research and development	(1,868,013)	(2,418,322)	(3,409,315)	(834,777)	(1,113,037)	(1,365,867)
General and administration expenses	(928,452)	(1,201,971)	(1,678,966)	(478,548)	(638,065)	(629,733)
Share based payments	(133,734)	(173,134)	(246,823)	(17,844)	(23,792)	(130,243)
Finance costs	(9,453)	(12,238)	(46,981)	(13,184)	(17,578)	(41,052)
Foreign exchange losses	(138,987)	(179,932)	-	-	-	-

Loss before income tax expense	(2,148,854)	(2,781,899)	(3,641,406)	(450,870)	(601,162)	(1,243,186)

Income tax expense	-		-	-	-

Loss for the period	(2,148,854)	(2,781,899)	(3,641,406)	(450,870)	(601,162)	(1,243,186)
Other Comprehensive Income / (Losses)	140,805	182,286	(263,525)	(82,437)	(109,915)	(60,968)
Total Comprehensive Loss for the Period	(2,008,049)	(2,599,613)	(3,904,931)	(533,307)	(711,077)	(1,304,154)

Loss per share, basic and diluted (cent per share)	(0.83)	(1.08)	(1.49)	(0.16)	(0.22)	(0.48)
Weighted-average number of shares outstanding, basic and diluted	257,936,715	257,936,715	244,856,674	273,324,693	273,324,693	257,936,715

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards (IFRS). Our financial statements comply with IFRS, as issued by the IASB. Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that year.

For the periods ended June 30, 2021, and 2020, the conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of June 30, 2021, on which $1.00 equaled AUD$1.295. For the fiscal year ended December 31, 2020, and 2019, the conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of December 31, 2020, on which $1.00 equaled AUD$1.333. The use of $ is solely for the convenience of the reader.

Overview

We (refers to Mobilicom Limited, and its subsidiary, Mobilicom Ltd. Israel) are an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company we design, develop, and deliver smart solutions targeting global drone, robotics and autonomous system manufacturers.

We hold patented technology & unique know-how for Mobile Mesh networking. We have a large, field proven portfolio of commercialized products used in a variety of applications.

We have grown a global customer base with sales to high profile customers including corporates, governments, and military departments. Our competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. Our large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

We have funded our operations primarily from public offerings in Australia, private placements of ordinary shares, and receipts from customers from sales of our products. We have also been awarded research and development grants for eligible research and development expenditure from the Israeli Innovation Authority, and tax incentives, totaling nearly AUD$461,000 ($346,000) and AUD$1.1 million, for the six months ended June 30, 2021, and fiscal year ended December 31, 2020, respectively.

We have incurred losses from operations in each year since inception. Our net losses were AUD$601,000 ($451,000) and AUD$1.2 million for the six-month periods ended June 30, 2021 and 2020, respectively, and AUD$2.7 million ($2.1 million) and AUD$3.6 million for the fiscal years ended December 31, 2020 and 2019, respectively. The majority of our net losses resulted from costs incurred in connection with our research and development programs, sales, and marketing activities, and from general and administrative costs associated with our operations. We expect to continue to incur additional expenses and increasing operating losses over the next few years.

We generated AUD$2.0 million ($1.5 million) and AUD$1.2 million of revenue from the sale of our hardware and software solutions and services (all referred together as “sales of goods”) for the six-month periods ended June 30, 2021 and 2020, respectively, and AUD$2.1 million ($1.6 million) and AUD$3.4 million for the fiscal years ended December 31, 2020 and 2019, respectively. We expect to continue to generate revenues in the future from our existing hardware and software solutions and services. We are not currently, but expect in the future, to generate revenue from our recently launched new cybersecurity and cloud software solutions, as a software-as-a-service (SaaS) recurring revenue model.

We expect that the net proceeds from this offering, and our existing cash and cash equivalents, will be sufficient to support our sales and marketing activities expansion, research and development of additional cybersecurity, smart solutions and service offerings, and working capital for our growth activities, and international public corporate expenses. See “Use of Proceeds.”

Recent Developments

Shares issuance

On April 26, 2019, we issued 250,000 shares at AUD$0.08 ($0.06) per shares, to board member, for gross proceed of AUD$20,000.

On April 26, 2019, we issued 26,975,000 fully paid ordinary shares at AUD$0.10 ($0.08) per share, to investors, for gross proceeds of AUD$2.7 million.

On April 29, 2019, we issued 12,085,000 fully paid ordinary shares at AUD$0.10 ($0.08) per share, to investors, for gross proceeds of AUD$1.2 million.

On June 27, 2019 we issued 1,000,000 shares at AUD$0.10 ($0.08) per share, to a board member in his capacity as an investor in a share placement, for gross proceeds of AUD$100,000.

On May 17, 2021, we issued 64,000,000 shares at AUD$0.06 ($0.05) per share, raising gross proceeds of AUD$3.8 million ($2.9 million). The new shares issued were placed in a voluntary escrow for a period of 6 months from issue date. The investors received an equal number of options in the Company (i.e., on a 1:1 basis) exercisable at AUD$0.09 ($0.07) a share and exercisable 2 years from the issue date.

Investor’s options issuance

On July 15, 2021, we issued 64,000,000 options to investors under May 2021 capital raising. The options have an exercise price of AUD$0.09 ($0.07), expire on July 15, 2023.

New product release

On October 27, 2020, we released the SkyHopper Combo device and ControliT secured server solution, a broadband communication datalink device that provides connectivity and operation of drones, robotics and other autonomous platforms. This enables operation of these platforms in any environment with or without network infrastructure.

The SkyHopper Combo device is highly secured solution that works in tandem with our secure cloud-based ControliT software, and enables device configuration, network management, fleet management, tracking, operation logs and statistics

On August 16, 2021, we launched our AI-based Immunity Cybersecurity and Encryption (ICE) cybersecurity suite to provide industry-leading 360° protection for commercial and industrial drones, robotics, and autonomous platforms against a wide variety of malicious attacks.

The ICE cybersecurity suite is the world’s first AI-based 360° system that can detect, prevent, and respond to multiple drone/robotics cyber-attacks in real-time without requiring intervention by an operator. The ICE multi-faceted and multi-layered suite protects the platform, safeguards communication channels, and encrypts the data that is transmitted and collected.

Recent Successes

On January 27, 2021, Teledyne FLIR LLC (f/k/a FLIR Systems, Inc.), a leading designer and producer of thermal imaging cameras and sensors, placed a second order for our SkyHopper PRO, having successfully integrated the technology into its unmanned systems after its initial purchase in November 2020

On May 24, 2021, we announced several significant initial purchase orders placed by industry-leading companies:

-	ST Engineering, a Singapore-based engineering conglomerate with more than $7 billion in revenue and one of the largest companies listed on the Singapore Exchange, chose to integrate our secured datalink units and controller solutions into its cutting-edge robotics solutions for the Asia-Pacific market,

-	Israel-based vehicle systems specialist Plasan Sasa Ltd. integrated our secured datalink units and controller solutions into its Stinger autonomous tactical vehicle,

-	Rafael Advanced Defense Systems Ltd, a pioneer in defense, cyber and security solutions with annual revenues of $3 billion, placed an initial purchase order of AUD$150,000 ($116,000).

On August 13, 2021, we announced our partnership with Triad RF Systems, a U.S.-based designer and manufacturer of RF/microwave amplifiers and integrated radio systems. The partnership will provide a new product line for both Triad and the company and will integrate our multi-function radios with Triad’s high-power radio solutions.

On September 27, 2021, Israel Aerospace Industries placed an AUD$400,000 ($308,000) order for our SkyHopper PRO dual datalink units and 10” Touch mobile ground station controller for use in its Aerial Vehicle tactical drone system.

On October 7, 2021, we successfully fulfilled our AUD$2.3 million ($1.8 million), multi-year contract with a leading global drone supplier, delivering the final installment of more than 200 Ground Controller Stations (GCS) valued at AUD$470,000 ($362,000).

On November 3, 2021, we made the first sale of our ICE cybersecurity suite under an AUD$270,000 ($208,000) contract with the Israel Ministry of Defense.

Research and Development

Research and development

Expenditure during the research phase of a project is recognized as an expense when incurred.

Development costs are capitalized only when technical feasibility studies identify that the project will develop an intangible asset that will be completed and available for use or sale, that there are adequate technical, financial, and other resources to complete the development, that it will deliver future economic benefits and these benefits can be measured reliably.

We recognized AUD$1.1 million ($835,000) and AUD$1.4 million of research and development expenses for the six-month period ended June 30, 2021 and 2020, respectively, and AUD$2.4 million ($1.6 million) and AUD$3.4 million for the fiscal years ended December 31, 2020 and 2019, respectively.

Awarding of US patent

The US Patent Office granted a patent for the Company’s “scalable mobile-ad-hoc networks” that covers and protects the Company’s intellectual property and knowledge assets for its Collaborative Mobile Mesh, Dynamic Mobile Mesh routing and non-GPS synchronized Mesh Systems on February 25, 2020.

The patent covers 18 patent claims for advanced algorithms and innovation concepts and granted strengthens Company’s patent portfolio and knowledge base.

Trend Information

Impact of COVID-19

The global spread of COVID-19 led many countries, including Israel, to impose stringent limitations on movement, gatherings, transit of passengers and goods and to close the borders between countries. The responses of governments have notably impacted many economies as well as capital markets worldwide.

We were affected by service providers’ lack of availability and extended times of delivery from suppliers abroad. Our company took the necessary steps to mitigate the effect of the pandemic on our operation by costs reductions, vast collection of outstanding invoices and fulfillment of all purchase orders that were able to be completed in short term.

In addition, and most importantly, the electronics components shortage crisis, a unique result of the COVID-19 pandemic which affected our market segment, has increased the lead time to obtain and the purchase prices of the component parts required for certain of our products, which has also negatively impacted the delivery time of our products to customers and our revenues and profitability. As long as the COVID-19 pandemic continues, the components’ lead time may be longer than normal and shortages in components may continue or get worse. To address this issue, we maintain a comprehensive network of world-wide suppliers. In order to mitigate such risks, in cases where certain components are purchased from single source manufacturers, we have adjusted and modified our designs based on different components from different suppliers, to allow for more versatility and flexibility.

Future possible impact of COVID-19 will depend on future developments with the pandemic which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions by governments around the world to contain COVID-19 or treat its impact, among others.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition, and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

Comparison of the six-month period ended June 30, 2021 and June 30, 2020

Revenue and Other income

	For the six months ended June, 30
Revenue:	2021		2020		Increase/Decrease
Sales of goods	AUD$	2,011,036	AUD$	1,212,150	AUD$	798,886
Other income:
Government grants		460,872		544,689		(83,817)
Realized foreign currency gains		129,882		108,760		21,122
Interest income		378		7,491		(7,113)
Total Revenue and Other income	AUD$	2,602,168	AUD$	1,873,090	AUD$	729,078

Sales of goods

Revenues received from the sale of goods for the six-month period ended June 30, 2021, were AUD$2,011,036 ($1,508,277), compared to AUD$1,212,150 for the six-month period ended June 30, 2020, an increase of AUD$798,886 or 66%. The increase is mainly attributed to business with new customers, as well as sales scale-up with existing high-profile customers.

Government grants

Government grants received for the six-month period ended June 30, 2021, were AUD$460,872 ($345,654), compared to AUD$544,689 for the six-month period ended June 30, 2020, a decrease of AUD$83,817 or 15%.

Realized foreign currency gains

Realized foreign currency gains for the six-month period ended June 30, 2021, were AUD$129,882 ($97,412), compared to AUD$108,760 for the six-month period ended June 30, 2020, an increase of AUD$21,122 or 19%. Realized foreign currency gains are mainly due to the effect of changes in currency exchange rates between the NIS and the AUD$.

Interest income

Interest income for the six-month period ended June 30, 2021, were AUD$378 ($284), compared to AUD$7,491 for the six-month period ended June 30, 2020, a decrease of AUD$7,113 or 95%.

Cost of Goods Sold and Gross Profit

	For the six months ended June, 30
	2021		2020		Increase/Decrease
Revenue	AUD$	2,011,036	AUD$	1,212,150	AUD$	798,886
Cost of Goods Sold		(655,662)		(400,501)		(255,161)
Gross Profit	AUD$	1,355,374	AUD$	811,649	AUD$	543,725

Cost of goods sold increased in relatively with the increase in sales of goods. The Company maintained a high gross margin of 67%, leveraging its newly established APAC-based manufacturing capability.

Expenses

	For the six months ended June, 30
Expenses:	2021		2020		Increase/Decrease
Selling and Marketing	AUD$	755,196	AUD$	548,880	AUD$	206,316
Research and Development		1,113,037		1,365,867		(252,830)
General and Administration		638,065		629,733		8,332
Share Based Payments		23,792		130,243		(106,451)
Finance Expenses		17,578		41,052		(23,474)
Total expenses	AUD$	2,547,668	AUD$	2,715,775	AUD$	(168,107)

Selling and Marketing expenses.

Selling and marketing expenses were AUD$755,196 ($566,397) for the six-month period ended June 30, 2021, compared to AUD$548,880 for the six-month period ended June 30, 2020, an increase of AUD$206,316 or 38%. The increase is primarily due to additional headcount and shift of the majority of our sources to support the sales and marketing of our newly developed cybersecurity and cloud-based products and the revenues stream growth.

Research and Development expenses.

Research and development expenses were AUD$1,113,037 ($834,777) for the six-month period ended June 30, 2021, compared to AUD$1,365,867 for the six-month period ended June 30, 2020, a decrease of AUD$252,830 or 19%. The decrease is primarily due shift of the majority of our sources to support the sales and marketing activities, while maintaining a lower level of research and development activities mainly for customer support needs.

General and Administrative expenses.

General and administrative expenses were AUD$638,065 ($478,548) for the six-month period ended June 30, 2021, compared to AUD$629,733 for the six-month period ended June 30, 2020, remaining at the same costs level.

Share Based Payments.

Share based payments were AUD$23,792 ($17,844) for the six-month period ended June 30, 2021, compared to AUD$130,243 for the six-month period ended June 30, 2020, a decrease of AUD$106,451or 82%. The decrease is mostly due to lower number, lower fair values, and accordingly lower recognized share-based compensation of vested options during the period ended June 30, 2021, in compared to the period ended June 30, 2020.

Financial expenses.

Financial expenses were AUD$17,578 ($13,184) for the six-month period ended June 30, 2021, compared to AUD$41,052 for the six-month period ended June 30, 2020, a decrease of AUD$23,474 or 57%.

Comparison of the years ended December 31, 2020 and 2019

Revenue and Other income

	For the twelve months ended December, 31
Revenue:	2020		2019		Increase/Decrease
Sales of goods	AUD$	2,066,478	AUD$	3,435,361	AUD$	(1,368,883)
Other income:
Government grants		964,970		729,167		235,803
Realized foreign currency gains		-		157,827		(157,827)
Interest income		10,539		37,325		(26,786)
Total Revenue and Other income	AUD$	3,041,987	AUD$	4,359,680	AUD$	(1,317,693)

Sales of goods

Revenues received from the sale of goods for the year ended December 31, 2020, were AUD$2,066,478 ($1,596,233), compared to AUD$3,435,361 for the year ended December 31, 2019, a decrease of AUD$1,368,883 or 40%. The decrease was mainly due to the impact of the COVID-19 pandemic, reflected as slowdown under customer’s line-of-products manufacturing, resulted in hold-up and/or deferral in acquisition of the company products to be embedded within these products. Another COVID-19 impact was inability to operate frontal marketing meetings and product presentation with current and potential global-based customers, as a result of worldwide skies lockdowns due to COVID-19 government regulations. In addition, lack of approved Israeli government budget resulted in lower number of Israeli government projects tenders and opportunities, and accordingly delayed potential sales to Israeli government organizations and customers.

Government grants

Government grants received for the year ended December 31, 2020, were AUD$964,970 ($745,383), compared to AUD$729,167 for the year ended December 31, 2019, an increase of AUD$235,803 or 32%. The increase is mostly due to new research and development programs winning awards.

Realized foreign currency gains

Realized foreign currency gains for the year ended December 31, 2020, were AUD$nil, compared to AUD$157,827 for the year ended December 31, 2019. Realized foreign currency gains are mainly due to the effect of changes in currency exchange rates between the NIS and the AUD$.

Interest income

Interest income for the year ended December 31, 2020, were AUD$10,539 ($8,141), compared to AUD$37,325 for the year ended December 31, 2019, a decrease of AUD$26,786 or 72%.

Cost of Goods Sold and Gross Profit

	For the twelve months ended December, 31
	2020		2019		Increase/Decrease
Revenue	AUD$	2,066,478	AUD$	3,435,361	AUD$	(1,368,883)
Cost of Goods Sold		(725,394)		(1,013,941)		288,547
Gross Profit	AUD$	1,341,084	AUD$	2,421,420	AUD$	(1,080,336)

Despite the impact of the COVID-19 pandemic the Company maintained a gross profit margin of 65% for the year ended December 31, 2020, compared to 70% for the year ended December 31, 2019, mostly as a result of our strategic planning, which included purchasing components and materials in advance to prepare for future orders, establishing new production capacity through a third party manufacturing facility in an Asian-Pacific and U.S.- friendly country, and cost-saving and manpower reduction in operation during this period.

Expenses

	For the twelve months ended December, 31
Expenses:	2020		2019		Increase/Decrease
Selling and Marketing	AUD$	1,112,895	AUD$	1,605,060	AUD$	(492,165)
Research and Development		2,418,322		3,409,315		(990,993)
General and Administration		1,201,971		1,678,966		(476,995)
Share Based Payments		173,134		246,823		(73,689)
Finance Expenses		12,238		46,981		(34,743)
Foreign exchange costs		179,932		-		179,932
Total expenses	AUD$	5,098,492	AUD$	6,987,145	AUD$	(1,888,653)

Selling and Marketing expenses.

Selling and marketing expenses were AUD$1,112,895 ($859,647) for the year ended December 31, 2020, compared to AUD$1,605,060 for the year ended December 31, 2019, a decrease of AUD$492,165 or 31%. The decrease is mainly due to the impact of the COVID-19 pandemic, resulted in costs reduction to mitigate the effect of the pandemic.

Research and Development expenses.

Research and development expenses were AUD$2,418,322 ($1,868,013) for the year ended December 31, 2020, compared to AUD$3,409,315 for the year ended December 31, 2019, a decrease of AUD$990,993 or 29%. The decrease is mainly due to the impact of the COVID-19 pandemic, resulted in costs reduction to mitigate the effect of the pandemic.

General and Administrative expenses.

General and administrative expenses were AUD$1,201,971 ($928,452) for the year ended December 31, 2020, compared to AUD$1,678,966 for the year ended December 31, 2019, a decrease of AUD$476,995 or 28%. The decrease is mainly due to the impact of the COVID-19 pandemic, resulted in costs reduction to mitigate the effect of the pandemic.

Share Based Payments.

Share based payments were AUD$173,134 ($133,734) for the year ended December 31, 2020, compared to AUD$246,823 for the year ended December 31, 2019, a decrease of AUD$73,689 or 30%. The decrease is mostly due to higher number of cancelled and expired unvested options, together with lower number and lower fair values, of vested options, resulted in lower recognized share-based compensation for the year ended December 31, 2021, in compared to previous year.

Financial expenses.

Financial expenses were AUD$12,238 ($9,453) for the year ended December 31, 2020, compared to AUD$46,981 for the year ended December 31, 2019, a decrease of AUD$34,743 or 74%.

Foreign Exchange costs.

Foreign exchange costs were AUD$179,932 ($138,987) for the year ended December 31, 2020, compared to AUD$nil for the year ended December 31, 2019. Foreign exchange costs are mainly due to the effect of changes in currency exchange rates between the NIS and the AUD$.

Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since the Company’s inception, and as of June 31, 2021, we had accumulated losses of AUD$22.2 million ($16.7 million). We anticipate for the foreseeable future that we will continue to incur losses for at least the next several years. We expect that as we expand our sales and marketing efforts, continue research efforts and the development of new or additional solutions under our product families, hire additional staff, including sales and marketing and customer success personnel, and incur additional costs associated with being both an Australian and NASDAQ public company and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and commercial arrangements.

We plan to continue to fund losses from operations and capital funding needs through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. The sale of additional equity or convertible debt could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We can provide no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business.

We do not currently have any credit facilities in place.

As of June 30, 2021, we had cash and cash equivalents of AUD$5.5 million ($4.1 million). Additionally, the Company also recognized a total of AUD$777,764 ($583,323) in receivables. On this basis, even though the company has been in loss making position historically, management is satisfied that we are a going concern and are of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in the Consolidated Statement of Financial Position on June 30, 2021.

We estimate that our net proceeds from this offering will be approximately $ million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Along with our existing cash and cash equivalents of AUD$5.5 million ($4.1 million) as of June 30, 2021, we expect that the net proceeds from this offering will be sufficient to fund our capital requirements for at least __ months from the issuance date of the financial statements.

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the six months ended June, 30				For the twelve months ended December, 31
	2021		2020		2020		2019
Net cash used in operating activities	AUD$	(638,522)	AUD$	(934,798)	AUD$	(2,120,171)	AUD$	(3,620,797)
Net cash used in investing activities		(5,582)		-		-		(176,804)
Net cash provided by (used in) financing activities		3,596,589		(125,437)		(125,435)		3,529,455

Comparison of the six months ended June 30, 2021 and 2020

Operating activities. For the six months ended June 30, 2021 and 2020, net cash used in operating activities decreased by AUD$296,276 to AUD$638,522 ($478,891) from AUD$934,798. The use of net cash in all periods resulted from our ordinary business operations. Cash flows from operating activities for the six months ended June 30, 2021, and 2020 also included inflows of AUD$460,872 ($345,608) and AUD$544,689, respectively in relation to grants received through the Israeli Innovation Authority Research and Development programs for eligible expenditure and tax incentives.

Investing activities. Net cash used in investing activities in the six months ended June 30, 2021 and 2020 were AUD$5,582 ($4,187) and AUD$nil, which solely pertains to purchases of office equipment.

Financing activities. For the six months ended June 30, 2021, net cash provided by financing activities was AUD$3.6 million ($2.7 million), which comprised of (i) proceeds from issue of securities of AUD$3.7 million ($2.8 million), net of capital raising costs, (ii) repayments of lease liabilities of AUD$119,410 ($89,558). For the six months ended June 30, 2020, net cash used in financing activities related to repayments of lease liabilities.

Comparison of the fiscal years ended December 31, 2020 and 2019

Operating activities. For the twelve months ended December 31, 2020 and 2019, net cash used in operating activities decreased by AUD$1.5 million to AUD$2.1 million ($1.6 million) from AUD$3.6 million. The use of net cash in all periods resulted from our ordinary business operations. Cash flows from operating activities for the year ended 2020 and 2019 also included inflows of AUD$1.1 million ($821,717) and AUD$729,167, respectively in relation to grants received through the Israeli Innovation Authority Research and Development programs for eligible expenditure and government tax incentives related with COVID-19. As discussed earlier, the major decrease of net cash outflows surrounding Operating Activities, results from the costs reduction to mitigate the impact of the COVID-19 pandemic.

Investing activities. Net cash used in investing activities in fiscal 2020 and 2019 was AUD$nil and AUD$176,804, which solely pertains to facilities’ leasehold improvements and purchases of office equipment.

Financing activities. For the twelve months ended December 31, 2020, net cash used in financing activities related to repayments of lease liabilities. For the twelve months ended December 31, 2019, net cash provided by financing activities was AUD$3.5 million, which comprised of (i) proceeds from issue of securities of AUD$3.8 million, net of capital raising costs, (ii) repayments of lease liabilities of AUD$259,425.

Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue, and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Share-based payments

The company has a share-based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes option pricing model, on the date of grant based on certain assumptions. Those assumptions are described in the share-based payments note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche and the credit is taken to equity, based on the company’s estimate of shares that will eventually vest.

Basis of preparation

These general-purpose financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income.

Critical Accounting Policies

The company has adopted all the new, revised or amending Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the company.

Fair value measurement

Due to the nature of the Group’s operating profile, the Directors and management do not consider that the fair values of the company’s financial assets and liabilities are materially different from their carrying amounts at December, 31 2020.

Defined benefit plans

The Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal retirement and several other events prescribed by that Law. The liability for termination of employee-employer relationship is measured using the projected unit credit method.

The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to yields on corporate bonds with a term that matches the estimated term of the benefit plan. In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies (“plan assets”).

Plan assets comprise assets held by a Long-term employee benefits fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company. The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognized in profit or loss.

Liquidity analysis

The consolidated financial statements have been prepared on the assumption that the company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of June 30, 2021, the company has not achieved positive cash flow from operations and incurred a net loss of AUD$601,162 ($450,870) for the period ended June 30, 2021, and generated AUD$22.2 million ($16.7 million) of accumulated losses since inception. The company estimates that it has adequate financial resources for at least 12 months from the balance sheet date based on its current cash and trade receivable balances and its ongoing operations. The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company be unable to continue as a going concern.

Segments

The company operates in one segment. Management does not segregate its business for internal reporting. The company’s chief operating decision maker (“CODM”) evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The company concluded that its unified business is conducted globally and accordingly represents one operating segment.

Off-balance sheet arrangements

Over the past two and one-half fiscal years we did not have, and we currently do not have, any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission. To the extent we have any contingent assets or liabilities, these have been captured and audited within the accompanying consolidated financial statements.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related mainly to changes in exchange rates.

As of June 30, 2021, and December 30, 2020, we had cash and cash equivalents of AUD$5.5 million ($4.1 million) and AUD$2.5 million, respectively, primarily held in bank accounts and term deposits.

We are exposed to fluctuations in foreign currencies that arise from foreign currencies held in bank accounts and the translation of results from our operations outside Australia. Our foreign exchange exposure is primarily the AUD, U.S. dollar and NIS. Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged.

BUSINESS

Overview

Mobilicom is an end-to-end provider of cybersecurity, software and hardware smart technology solutions embedded in drones and robotic systems. We design, develop and sell smart technology solutions to drone and robotic system manufacturers throughout Europe, Asia and the United States. We derive our revenues from hardware and software sales, licensing fees and professional support services for our solutions.

We hold patented technology and unique know-how for mobile mesh networking and have a large, field proven portfolio of commercialized products used in a variety of applications. Our global customer base includes high profile customers whose products service commercial, governments and defense market applications. We believe that our competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

We service the commercial and industrial drone and robotic system manufacturers providing solutions for security and surveillance, process industry, infrastructure inspection and delivery market applications. We also service the government and enterprise drone, robotics and teleoperated system manufacturers, providing solutions for defense, homeland security and first responders market verticals.

Smart Technology Solutions

Drones and robotics are built of hundreds of components, yet there are only several key critical technology components that make the drone or robot “smart”, that is, capable and uniquely designed to perform its mission. We refer to those as the “smart solutions” that we design, develop and deliver to our customers. These solutions include sustainable, “off-the-shelf” and custom cybersecurity, software and hardware technology components.

We aim to be a one-stop-shop provider of the following smart solutions that are vital for both the current generation of drone and robotic systems and the more sophisticated, or “future” generation of drones and robotics system. These smart solutions include including cybersecurity, cloud management software, datalink and mobile mesh networking terminals, handheld control terminals and professional services and support.

Drones and Robotics Industry Overview

Unmanned Ground Vehicles (UGV) also known as Robotics, and Unmanned aerial vehicle (UAV), widely known as Drone, is an aircraft or robot functioned remotely by operator or autonomously by means of onboard computer. Drones and robotics systems comprise of the sensor payloads, aircraft or robot component and ground control station. They can be operated by onboard electronic equipment or with the help of control equipment from the ground.

Drones and robotics have been dominant in the defense sector primarily due to their applications in various military missions. As several countries look to increase their military surveillance capability, huge investments are being made in the deployment of drones. In the past decade, the use of drones and robotics by law enforcement agencies increased steeply.

However, the commercial and civil sector is expected to register the highest compound annual growth rate during the coming decade. This is due to the growing use of drones and robotics in different industries, such as: energy, agriculture, surveying, infrastructure monitoring, among others, have been propelling the growth of the drones market. The increased automation of drones & robotics provides additional value to existing workflows, triggering more widespread adoption. A global shift to sustainable and eco-friendly options has further increased demand for drone usage.

With the changes in regulations on the use of commercial drones & robotics, the market for drones is poised to register a steep rise, especially in the commercial and civil segment in the coming years.

Products and Services

We provide our customers, who are drone and robotic systems manufacturers, or OEMs, an end-to-end suite of smart technology solutions and services that include cybersecurity, cloud management software, datalink and networking, control systems and professional and support services. Our product portfolio is fully designed and developed in-house and relies on extensive know-how and experience gained over a decade. This enables us to design and develop every component of our solutions and technology while constantly adjusting to the ever changing needs and challenges in the drones and robotics industry. Each of our products is designed to allow utmost flexibility and scalability.

ICE Cybersecurity

The ICE Cybersecurity Suite, which we refer to as 360° software, is the first software that can detect, prevent, and respond to multiple drone or robotics cyber-attacks in real-time without requiring intervention by an operator. It was designed specifically for industrial and commercial drones, robotics, and autonomous platforms. The cybersecurity suite provides several overlapping protection tiers:

communication Immunity, platform Cybersecurity protection and data Encryption (ICE Cybersecurity suite).

Commercial drones and robotics by their nature suffer from critical safety and security challenges that result from:

●	The distributed operation approach of UAVs: each of them work independently, yet large quantities may operate simultaneously at any given time and area, making it very hard to monitor, identify evolving threats and safeguard an operation.

●	wirelessly operated or supervised - easily tapped with high vulnerability for different attacks.

●	lack of connectivity could stop or cause severe damages.

●	Disconnected operation, without a centralized control, in many cases operations in remote sites where no back-office/central monitoring is available to support or identify risks in real time. Therefore the drone should have independent capability to manage whenever threats evolve in real time.

●	Heavily depend on GNSS (GPS) availability for their navigation or mission success. If GNSS are blocked or worse spoofed – it’s a high-risk situation that could lead to mission failure or in severe cases people safety & property damages.

The 360⁰ multi-faceted and multi-layered suite protects the drone or robot platform, safeguards their communication channels, and encrypts data shared during their operation.

ICE cybersecurity complements and integrates with our other solutions.

The ICE Cybersecurity suite is available in different grades, which is intended to make it as hard as possible for attackers to have impact on drone operations.

The ICE Cybersecurity Suite development leverages our extensive integration experience with more than 70 types of drones, robotics and unmanned platforms. Drone and robotics manufacturers can purchase today the first-generation ICE Cybersecurity Suite as an add-on software licensing module. Our ICE Cybersecurity offering complements our existing end-to-end smart solutions for the drone and robotics market.

CONTROLiT Cloud Management Software

CONTROLiT is a cloud-based network management software, specially designed to provide drones and robotics operators encompassing management and control tools with multiple functionalities for distributed platforms equipped with SkyHopper COMBO devices over cellular networks. CONTROLiT is intended to be user-friendly and efficient software that consolidates all relevant data into a single powerful software platform that enables the configuration, management and real-time monitoring of devices, networks and operations.

CONTROLiT is designed to provide all key mission asset management needs which include real time flight logs and live mapping of operational devices and networks. By using the CONTROLiT system, the system administrator can manage and control the users, the customers, the networks and the different drones and robotics platforms that have the SkyHopper COMBO embedded with it.

CONTROLiT is part of our COMBO solution managing the SkyHopper COMBO data links for both commercial and industrial platforms, enabling operations in infrastructure (over cellular networks) and non-infrastructure environments (using SDR data link) to ensure mission continuity regardless of communication infrastructure and in changing and challenging environments and conditions.

Our COMBO solution is a highly secured solution when using the ICE cybersecurity suite for software designed radio, or SDR, networks and double tier encryption for the cellular networks.

The CONTROLiT software has the following values designed to meet the challenges of monitoring and managing network layout:

■	Central configuration display featuring network and device configuration, statistics and permissions for real-time routing capabilities enabling highly efficient for network admin: network and device configurations, statistics and permissions for real-time routing capabilities

■	Mission control: real time flight logs, live map tracking

■	Status, statistics and tracking reports

■	Secured operation - cloud or local

■	Web based control to authorized administrators/users

■	Flexible licensed base modeling for multiple users, networks and devices

■	Cloud and local (on premise) installations

SkyHopper Datalinks

Our SkyHopper datalink family offers commercial drones and robotics bi-directional data links with robust, reliable and secure connectivity that supports multiple transmission modes. The SkyHopper datalink family is an extensive field-proven datalink portfolio, optimized for critical commercial drones and robotics applications. SkyHopper is uniquely positioned as high-end performance datalink, in a small size, lightweight, and at what we believe is a cost-effective price point. The SkyHopper datalinks provide superior communication through line of sight (LOS), non-line of sight (N-LOS) and urban areas using proprietary radio technology that circumvents obstructions to carry a clear and solid radio signal. The SkyHopper datalink family include: SkyHopper ONE, SkyHopper PRO, SkyHopper PROV, SkyHopper COMBO and SkyHopper lite.

SkyHopper ONE datalink is a simple, easy and cost-effective entry point into the SkyHopper datalink family. The SkyHopper ONE wireless communication units are designed to support basic drones and robotics operation, providing wireless IP telemetry, control & video broadcasting and Unicast transmission modes.

SkyHopper PRO offers a bi-directional data link specifically designed for commercial and industrial drones and robotics, enabling operation of fleet management and autonomous UAVs. SkyHopper PRO provides broadband wireless IP datalink for telemetry, control and real-time full HD video with broadcast, multicast and unicast transmission modes. By employing leading wireless technologies, the SkyHopper PRO delivers long range and N-LOScommunication that supports multiple transmission modes. SkyHopper PRO supports point-to-point and point-to-multipoint communication, thereby enabling various modes of operation such as communication for multi-drone operations and drone communication to multiple ground units and viewers (receivers). It could also serve as a relay (repeater) system for extending LOS range and overcoming dead spots in urban or industrial areas.

SkyHopper PRO V offers a bi-directional data link with embedded video processing capabilities specifically designed for commercial and industrial drones. By employing leading wireless technologies, the SkyHopper PRO V includes dual video inputs and outputs, dual built-in video encoders / decoders, three camera interfaces and local recording ability. It supports both analog and HDMI interfaces and broadband wireless IP datalink for telemetry, control and real-time full HD video with broadcast, multicast and unicast transmission modes. Much like the SkyHopper PRO, it supports long range LOS, N-LOS and urban operation and offers built-in flexibility to best optimize to specific customer challenges.

SkyHopper COMBO enjoy the benefits of having three solutions in one unit allowing users to set their preferences based on operational needs. With the COMBO the drone operator can choose between using a direct SDR datalink and LTE cellular Data Link, as well as a smart routing interfacing between both radios and the platform elements. The SkyHopperCOMBO allows utilization of non-infrastructure and infrastructure environments. The SkyHopperCOMBO is a broadband bi-directional and configurable data link, with all the advantages of the SkyHopper PRO, in addition to Dual SIM LTE cellular modem. It is intended for use anywhere and connected operation with or without network infrastructure. It enables LOS range, N-LOS and urban using the SDR datalink, as well as unlimited beyond visual line of sight (BVLOS) via LTE (4G) network coverage.

SkyHopper lite – providing the SkyHopper ONE or PRO capabilities in a miniature size, low-weight formfactor optimized for small scale robotics and drones.

Mobile Mesh Networking

Our mobile communication unit (MCU) product portfolio and solutions utilize best-of-breed technologies developed in-house. The portfolio is designed to allow utmost flexibility and scalability, from our versatile mobile mesh network topology options and our SDR networking units.

Our SDR networking units are a “future proof” technology, meaning that the latest technology, updates and better performance are attainable by a simple software upgrade. This contrasts with the hardware units produced by some of our competitors that cannot be updated and must be replaced. This provides further enhancement to our mesh network topology-based units. The advantages of SDR in our mesh network topology are flexibility, stability, reliability and easy reconfiguration.

Our mobile mesh network is a fully connected “self- managing” and “self-healing” network where all units are connected to each other and can act as a relay to other units in the network.   This assures connectivity even in extremely harsh conditions. With each unit providing redundancy to other units, a failure in one unit will not affect the operation of other units in the network.

Mobilicom’s dynamic network adaptation system consists of a virtual dynamic concentrator responsible for making optimal routing decisions. Optimized routing assures a no single point of failure network with maximum performance. Configurations can be changed according to mesh network topology and surroundings.

Equipped with real-time synchronization modules designed to operate at high speed, receiving data and inputs from multiple nodes from various locations and distances, Mobilicom’s communication units operate on both a continuous mode as well as “outburst” communication mode.

Our collaborative mesh network solution is uniquely designed to overcome urban, densely noisy and N-LOS environment, with real-time synchronization ability. It amplifies all communication transfer and reception from any multipoint-to-multipoint thus further reinforcing and assuring a strong and stable network.

The MCU mobile mesh networking product family includes the MCU-lite, MCU-30, MCU-200 and High-Power Amplifier:

MCU-Lite

The MCU-Lite miniature unit is supporting mobile mesh networking optimized for advanced drones and robotics fleets and swarm operations. The unit delivers ad-hoc direct wireless mobile networking including HD video, control and telemetry data without the need for any infrastructure. This low power consumption, extra lightweight, battery operated unit delivers the highest form-to-performance ratio and is especially designed for installations inside drones and robotics, where every gram matters.

The MCU-Lite unit is a unit that adapts and supports multiple mobile network topologies: mobile point-to-point, mobile point-to-multi-point, mobile multi-point-to-multi-point, mobile mesh, and collaborative mesh. As a multifunctional unit, the MCU-Lite operates as a mobile transceiver, relay and gateway to other units in the network and will “self-manage” and “self-heal” in real-time, creating a robust and redundant communications network with no single-point-of-failure. “Self-manage” and “self-heal” refer to our products’ abilities to detect and resolve network problems such as outages, failures and breaches without the need for human intervention.

MCU-30

The MCU-30 is a small and extended ruggedized unit, supporting the same radio and networking features of the MCU-Lite. The MCU-30 provides additional protection to withstand shocks, vibration, dust, humidity, extreme temperature and is waterproof. With field-proven high performance in challenging N-LOS surroundings, the MCU-30 unit provides outstanding performance in harsh conditions including multipath environments and N-LOS such as forests and urban environments, as well as long range LOS operation. MCU-30 is optimized for mobile ground units (GDT – Ground Datalink Terminal) for drone and UAV systems and for outdoor robotics and teleoperated vehicles and systems.

MCU-200

The MCU-200 is an extended ruggedized unit, supporting the same radio and networking features of the MCU-Lite and MCU-30 units. MCU-200 empowers a mobile mesh network with more power, greater distance and higher performance. MCU-200 is designed for GDT enabling long range drones and UAV operation; for teleported vehicles and large robotics (Unmanned Ground Vehicles - UGV); as well as unmanned surface vehicles (USV).

High-Power Amplifiers (HPA)

We design and develop a full line of high-power amplifiers (HPA). Our HPA deliver powerful reception and transmission while extending performance and distance coverage up to four times the existing MCUs’ range. Our HPAs are ideal for long distance LOS and challenging N-LOS conditions.

Software Management Tools

Our tools enable management, operation, configuration and maintenance of mission-critical communications networks from a remote single console. Mobilicom’s software management solutions are designed to provide encompassing management, control and maintenance tools over distributed onsite MCU units in a simple, intuitive and efficient manner.

Web GUI - Element Management Application Solution. This light web GUI management application is used to set, prioritize, test, or diagnose a specific MCU unit at pre / during / post operations periods.

Network Management Application (NMA) Solution - manage, monitor and operate entire drone and robotics mobile mesh network and topology from a remote single on-line console, the NMA is mainly used by mission managers. Obtain clear, full visibility of on-site large scale, dispersed MCUs with these key features: live view and location tracking of all MCU units, network performance graphs and chart reports, on-line statistics per unit, real-time alerts on network events and reporting, network configuration and over-the-air upgrades.

Mobile Controller Systems

Mobilicom’s All-in-One Mobile Controller Systems (Ground Control Systems - GCS) and Viewers (Remote Video Terminals - RVT) enable control of a drone or robot as well as transmission or viewing of video and data while operating in air and ground missions.

Wide range of handheld ruggedized controllers and viewers with multiple functionalities designed to support drone and robotics operation with variety of payloads. The controllers and viewers are compact, unified and IP65 ruggedized, can operate with internal or external datalink unit, battery with charging, and advanced tablet feature HD low-latency viewer. Available interfaces enable connecting to external screens, video, hard disk, telemetry, and more. The ICE cybersecurity suite protection can be integrated into this system.

The Mobile Controller System product portfolio includes: 7’’ mini-Controller, 7’’ min-Controller PRO, 7’’ RVT, 10’’ Maxi-Controller PRO, 10’’ Extremer, 10’’ Touch-P and 10’’ Touch-G.

Professional Services and Support

We are a global provider of integrated logistic support (ILS) services for drones, robotics and autonomous platforms. The services include the following: operation (ILS operation, qualification and test flights), logistics (documentation, policy and procedure, training, procurement, stock levels and management); maintenance (concept, preventive, predictive, breakdown); and safety.

We offer a full range of professional services and support. Our customer success team manages all integration and support, and is available remotely as well as onsite at the customers’ location. The customer success team is also available to lead testing and deployment in the field for end-customers.

Market Opportunity

 Global commercial drone market size is set to surpass $55 billion by 2027, according to Global Market Insights Inc (July 2021). The commercial drone market has observed growing demand, as the legalization and adoption of commercial drones by government authorities have brought many new valuable avenues for business and usability.

Mobilicom offering are optimized and best fit to the small drones segment. Small drones market (also known as small unmanned aerial vehicles - SUAVs) has been classified on the basis of size and weight (<5 kg, 5-25 kg, and 25-150 kg). Upsurge in the procurement of small military drones by defense forces worldwide is one of the most significant factors projected to drive the growth of the small UAV market. Augmenting use of small drones in commercial applications including surveying, aerial remote sensing, monitoring, mapping, precision agriculture, and product distribution is also crediting to the growth of the market. According to Precedence Research from 2021, the global Small UAV Market size is expected to reach $ 11.31 billion by 2027 and is expected to grow at an impressive double-digit rate of 18.9% from 2020 to 2027.

Key Growth Strategies

Mobilicom develops and manufactures innovative smart solution components for drones, robotics and autonomous platforms used in military, government and commercial applications.

Mobilicom is building on its success in the government drone sector, where its hardware products are field-proven and have been chosen as key design components by multiple leading drones and robotics system manufacturers. These sales have generated millions of dollars in revenues for the company over the past years within the government market segment.

Mobilicom identified significant growth potential within the commercial drone and robotics market and has established a long-term strategy to address it. Mobilicom has released the SkyHopper product line, as advanced optimized products for commercial applications and heavily invested in the development of world-first cybersecurity and cloud-based software solutions. Launched in late 2021, this groundbreaking software has recently commenced commercial in-field implementation by a tier-1 customer.

Mobilicom’s innovative software solutions are key to its end-to-end go-to-market strategy and transition to a software-as-a-service (SaaS) business model. The new cybersecurity and cloud software offerings serve as important differentiation factors and revenue growth engines for the company within the evolving commercial drones and robotics market.

The commercial drone and robotics market is expected to experience dramatic growth in the coming years, driven by supportive regulation. While the European regulator (EASA) adopted drone regulation unifying the EU skies in 2021, the FAA (US federal aviation agency) is still in its evaluation process, which signals to the market it is coming.

Mobilicom will continue to develop innovative smart solutions and intellectual property (“IP”), as well as expand its end-to-end offering to address the needs of the drones and robotics system manufacturers. Mobilicom will also peruse an acquisition strategy focused on adding additional solutions and services to its portfolio that strengthen its unique end-to-end bundle offering, increasing customer stickiness, to achieve tier-1 one-stop-shop position.

Recent Events

On December 8, 2020, Mobilicom launched a beta testing initiative for our Mobilicom’s cloud-based CONTROLiT software and SkyHopper Combo 3-in-1 wireless datalink solution. Four international partners, including Airbus SE, a European multinational aerospace corporation, and Israel Aerospace Industries (IAI), Israel’s major aerospace and aviation manufacturer, integrated COMBO into their aerial platforms and employed the system during flights and missions in private and public network environments.

On January 27, 2021, Teledyne FLIR LLC (f/k/a FLIR Systems, Inc.), a leading designer and producer of thermal imaging cameras and sensors, placed a second order for Mobilicom’s SkyHopper PRO, having successfully integrated the technology into its unmanned systems after its design-win with initial purchase in November 2020.

On May 5, 2021, Psagot Investment House, one of Israel’s largest investment firms, invested AUD$3.84 million in Mobilicom, buying 64,000,000 shares of the Company’s stock at AUD$0.06 per share. Under the terms of the deal, Psagot also received 64,000,000 options which are exercisable within two years at AUD$0.09.

On May 24, 2021, we announced several significant design-wins with initial purchase orders placed by industry-leading companies: ST Engineering, a Singapore-based engineering conglomerate with more than S$7b in revenue and one of the largest companies listed on the Singapore Exchange, chose to integrate Mobilicom’s secured datalink units and controller solutions into its cutting-edge robotics solutions for the Asia-Pacific market; Israel-based vehicle systems specialist Plasan Sasa Ltd. integrated our secured datalink units and controller solutions into its Stinger autonomous tactical vehicle; Rafael Advanced Defense Systems Ltd, a pioneer in defense, cyber and security solutions with annual revenues of USD$3 billion, placed an initial purchase order of AUD$150,000.

On August 13, 2021, Mobilicom announced our partnership with Triad RF Systems, a U.S.-based designer and manufacturer of RF/microwave amplifiers and integrated radio systems. The partnership will provide a new product line for both Triad and Mobilicom and will integrate Mobilicom’s multi-function radios with Triad’s high-power radio solutions.

On August 16, 2021, we launched our AI-based 360° Immunity Cybersecurity and Encryption (ICE) cybersecurity suite.

On September 27, 2021, secured a design-win Israel Aerospace Industries placed an AUD$400,000 order for our SkyHopper PRO dual datalink units and 10” Touch mobile ground station controller for use in its Aerial Vehicle tactical drone system.

On October 7, 2021, Mobilicom successfully fulfilled our AUD$2.3 million, multi-year contract with a leading global drone supplier, delivering the final installment of more than 200 ground controller stations valued at AUD$470,000.

On November 3, 2021, we made the first sale of our ICE cybersecurity suite under an AUD$270,000 contract with the Israel Ministry of Defense.

On December 13, 2021, Mobilicom awarded AUD$917,000 further research and development programs:

-	AUD$582,000 grant awarded for phase two of the Israeli Innovation Authority WIN Consortium’s development of wireless artificial intelligence for 5G networks

-	AUD$335,000 grant awarded for the second year of the U.S. Space Florida innovation project, focused on developing dual datalink communication systems for autonomous platforms

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining intellectual property know-how intended to cover our methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Mobilicom’s approach to intellectual property has been to adopt a strategy of trade secrecy in relation to its know-how and software systems. It has, however, also applied, and been granted two patents in the USA and may, in the future, file for additional patents in other jurisdictions or in respect of other aspects of its technology. The granted patents are related to our mesh networking modem technology. Our granted patents hold 34 claims that were approved and granted.

The key technology aspects covered by those patents are:

■	The 2013 patent relates to the method through which the Mobilicom modem technology can coordinate disparate signals and reassemble those signals into a more efficient and useable communication, a process described as ‘joint beam formation and synchronization’.

■	The 2020 patent encompasses intellectual property that is part of the algorithm for the networking layer of Mobilicom’s mobile mesh technology.

Filing Date	Status	Issue Date	Application No.	Patent No.	No. of Claims	Country/ Jurisdiction	Owner/ Applicant	Title
2008-12-30	Granted	2013-07-02	12/810,844	US8477874B2	16	USA	Mobilicom Ltd	Method, device and system of wireless communication
2016-11-28	Granted	2020-02-25	15/779,541	US10575339B2	18	USA	Mobilicom Ltd	SCALABLE MOBILE AD HOC NETWORKS

Despite the patent strategy described above, Mobilicom is largely reliant on know-how and trade-secrets which are not the subject of formal intellectual property registration. Mobilicom has implemented various protective measures in connection with its strategy of trade secrecy in respect of its know-how and software systems. These measures include limiting knowledge and access to key aspects of its know-how and software systems to key management personnel, ensuring employees are engaged on terms that include provisions relating to confidentiality and postemployment restraints and the execution of nondisclosure and intellectual property ownership agreements with third-party contractors.

There can be no guarantee that the current, or any future, patent application will be granted or that third parties will not seek to claim an interest in the intellectual property. Nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. There is also a risk that measures in place to protect Mobilicom’s know-how and trade-secrets may not be adequate to protect against third parties obtaining the intellectual property (or parts of it) which may adversely affect Mobilicom business.

Regulatory Framework

The FCC in the US, ETSI in Europe and Telec in Japan are the key regulatory organization worldwide which are responsible for establishing, managing, and developing safety and operation standards and regulations for electronics equipment usage in commercial market. While the government agencies, such as in defense, set their own procedures and testing processes on case-by-case base before approval of electronic units operation within their systems.

Mobilicom’s key mobile mesh networking and key SkyHopper datalinks have been tested and certified by FCC, ETSI and TELEC for marketing and selling in North America, Europe and other global civilian commercial markets.

In addition, Mobilicom’s key products have been tested and obtained several lab certificates and passed unique testing procedures for use in aviation, vehicular, and maritime environments by government and militaries organizations and enterprises. Some of these testings are based on internal testing and certification processes and other were obtained by formal verification and testing laboratories to ensure those key products meet those requirements.

Employees

We currently employ 23 full time and 5 part-time employees across Israel, the United States, Europe and Australia. In addition, the company employ contractors and consultants whose services were, and continue to be, used on a regular basis for company’s operations.

DIRECTORS AND MANAGEMENT

Directors and Executive Officers

The following table sets forth information covering our current directors and executive officers.

Name	Age	Position
Oren Elkayam	48	Chairman and Managing Director of the Company and Chief Executive Officer of Mobilicom Ltd. (Israel)
Yossi Segal	48	Director of the Company, and Vice President, Research and Development of Mobilicom Ltd. (Israel)
Ofer Laufer	55	Chief Operating Officer of Mobilicom Ltd. (Israel)
Liad Gelfer	48	Director of Finance of Mobilicom Ltd. (Israel)
Campbell McComb	46	Director
Jonathan Brett	65	Director

Oren Elkayam, Chairman, Managing Director of the Company and Chief Executive Officer and Co-Founder of Mobilicom Israel. Mr. Elkayam has previously worked extensively within the wireless communications sector. Prior to starting Mobilicom, Mr. Elkayam was CEO of Sortech Ltd, a nano-powder materials technology company and VP of Business Development of Runcom Ltd, a fabless silicon company that develops and sold solutions for broadband mobile communications industry. During his tenure he initiated and negotiated contracts with top carrier companies such as Alcatel-Lucent, Nortel, KDDI, Mitsubishi and Motorola and led investment rounds with international based venture capital funds. Additionally, he served as an Officer in the Israeli Air Force in an elite R&D unit, leading large cutting edge technology projects. Mr. Elkayam holds B.Sc in Electrical Engineering and an MBA (magna cum laude) from Ben-Gurion University, Israel.

Yossi Segal, Director of the Company, Vice President of Research and Development and Co-Founder of Mobilicom Israel. Before joining the Company, Mr. Segal was the Chief Technology Officer and a founding member of Runcom Ltd. Mr. Segal is a worldwide expert in OFDM/A and has written essential patents for OFDM/A technology, being the first to implement OFDM/A in a working product. He has also previously led the design and development groups of three mobile integrated circuits (IC chip) and eight wireless broadband systems which are currently in operation and sold worldwide. Mr. Segal has taken a leading role in several international wireless standards (IEEE and ETSI) as a committee voting member, and served in the Israeli Army as an officer in an elite electronic warfare research and development unit.

Ofer Laufer, Chief Operating Officer of Mobilicom Israel. Mr. Laufer brings 25 years of experience in rapidly growing hi-tech enterprises. He served as the General Manager of Friendly Robotics for 10 years and under his leadership the company grew 7X both in sales and production units, developed many new robotic models, IOT infrastructure and an APP, as well as expanded R&D capacity 3X. Ofer also managed several OEM deals and oversaw a successful acquisition. Previous to that, Ofer led Operations in several companies, including Powerpaper, Alvarion and Avaya; in that capacity he established production sites in China, the Philippines and Ireland, transferred new technologies into mass production, improved quality, productivity and production excellence, as well as built highly effective teams. Mr. Laufer is an Electronic Engineer and has an MBA from the Hebrew University.

Liad Gelfer, Director of Finance of Mobilicom Israel. Mr. Gelfer brings vast experience and background in various emerging and publicly-traded companies. He has an extensive knowledge in financial reporting, financial modelling and forecasting, M&A and IPO procedures and internal controls.  Most recently Mr. Gelfer served as acting-CFO for various Hi-tech startups, prior to that he served as Director of Finance of Supercom (NASADQ: SPCB) a hi-tech company. Prior to his tenure in Supercom, he served as Senior Corporate Controller of Compugen Ltd., a dual listed (TASE & NASDAQ: CGEN) biotech company. Liad holds a BA in Business management and Accounting, and MBA in Accounting and Finance, both from the College of Management Academic Studies.

Campbell McComb, Director. Mr. McComb has over 20 years’ experience in funds management and investment banking and has overseen the development of numerous businesses. He has significant investment experience across equity securities, venture capital and private equity. Mr. McComb is currently the Managing Director of Auctus (SX: AVC), a listed Alternative Investment Management Group Limited.

Jonathan Brett, Director. Mr. Brett is a highly strategic senior director with a strong track record of driving transformational business performance and profitability across multiple geographies. He was also Managing Director and CEO of Techway Limited which pioneered internet banking in Australia. He is currently Executive Chairman of Stridecorp Equity Partners, an AFSL licenses fund manager specializing in private equity.

Board of Directors

Our board of directors currently consists of four members.

Directors may be elected at each annual general meeting of our shareholders and, subject to any express contractual terms which may apply to executive Directors, serve until they retire or are removed by a majority vote of shareholders. In addition, our Constitution (and the ASX Listing Rules) require that the number nearest to but not more than one-third of the Directors (excluding the Managing Director/CEO) must retire at each annual general meeting – Directors who retire in this manner are eligible for re-election at the same annual general meeting. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

●	Our Constitution specifies that the number of directors must not be lower than that required by Australian law (being three Directors) and not greater than twelve Directors and our board of directors may determine the number of directors within those limits;

●	as set forth in our Board Charter, it is recommended that the membership of the board of directors should consist of a majority of independent directors who satisfy the independence criteria guidelines recommended by the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations 4th Edition ;

●	it is recommended by the ASX Corporate Governance Principles and Recommendations that the Chairman of our Board should be an independent director who satisfies the independence criteria guidelines recommended by the ASX Corporate Governance Principles and Recommendations; and

●	our board of directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

Our board of directors has delegated responsibility for the conduct of our businesses to the Chief Executive Officer, but remains responsible for overseeing the performance of management. Our board of directors has established delegated limits of authority, which define the matters that are delegated to management and those that require board of directors approval. Under the Corporations Act, at least two of our directors must be resident Australians.

Committees

To assist our board of directors with the effective discharge of its duties, it has established a Remuneration and Nomination Committee and an Audit and Risk Committee, which committees operate under a specific charter approved by our board of directors.

Remuneration and Nomination Committee

The members of our Remuneration and Nomination Committee are Jonathan Brett and Campbell McComb, each of whom our board of directors has determined meets the criteria for independence under NASDAQ Listing Rule 5605(a)(2). Mr. Brett acts as chairman of the committee. The committee’s role involves:

●	identifying, evaluating and recommending qualified nominees to serve on our board of directors;

●	evaluating, adopting and administering our compensation plans and similar programs advisable for us, as well as modifying or terminating existing plans and programs;

●	establishing policies with respect to equity compensation arrangements; and

●	overseeing, reviewing and reporting on various remuneration matters to our board of directors.

Audit and Risk Committee

The members of our Audit and Risk Committee are _______, each of whom our board of directors has determined meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of the NASDAQ Capital Market. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Capital Market. _____ acts as the chairman of the audit committee. The principal duties and responsibilities of our audit committee include, among other things:

●	overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices;

●	overseeing and reporting on various risk management matters to our board of directors;

●	considering and approving or disapproving all related-party transactions;

●	reviewing our annual and semi-annual financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;

●	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

●	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Code of Conduct

We have established a Corporate Governance Statement, which includes a code of conduct. Our Corporate Governance Statement, sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside Mobilicom. The following standards of behavior apply to all directors, executive officers and employees of Mobilicom:

●	comply with all laws that govern us and our operations;

●	act honestly and with integrity and fairness in all dealings with others and each other;

●	avoid or manage conflicts of interest;

●	use our assets responsibly and in the best interests of Mobilicom; and

●	be responsible and accountable for our actions.

The Code of Conduct is available on our website at https://mobilicom-ltd.com.au/.

Remuneration

Principles used to determine the nature and amount of remuneration

The objective of our reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and it is considered to conform to the market best practice for the delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

●	competitiveness and reasonableness

●	acceptability to shareholders

●	performance linkage / alignment of executive compensation

●	transparency

The Board is responsible for determining and reviewing remuneration arrangements for its directors and executives. The performance of the company depends on the quality of its directors and executives. The remuneration philosophy is to attract, motivate and retain high performance and high quality personnel.

The reward framework is designed to align executive reward to shareholders’ interests. The Board have considered that it should seek to enhance shareholders’ interests by:

●	having economic profit as a core component of plan design

●	focusing on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value

●	attracting and retaining high calibre executives

Additionally, the reward framework should seek to enhance executives’ interests by:

●	rewarding capability and experience

●	reflecting competitive reward for contribution to growth in shareholder wealth

●	providing a clear structure for earning rewards

In accordance with best practice corporate governance, the structure of non-executive director and executive director remuneration is separate.

Non-executive directors remuneration

Fees and payments to non-executive directors reflect the demands and responsibilities of their role. Non-executive directors’ fees and payments are reviewed annually by the Board. The Board may, from time to time, receive advice from independent remuneration consultants to ensure non-executive directors’ fees and payments are appropriate and in line with the market.

ASX listing rules require the aggregate non-executive directors’ remuneration be determined periodically by a general meeting. The most recent determination by shareholders, following the ASX listing in April 2017, set the maximum annual aggregate remuneration of AUD$40,000.

Executive remuneration

The company aims to reward executives based on their position and responsibility, with a level and mix of remuneration which has both fixed and variable components.

The executive remuneration and reward framework has four components:

●	base pay and non-monetary benefits

●	short-term performance incentives

●	share-based payments

●	other remuneration such as superannuation and long service leave

The combination of these comprises the executive’s total remuneration.

Fixed remuneration, consisting of base salary, superannuation and non-monetary benefits, are reviewed annually by the Board based on individual and business unit performance, the overall performance of the company and comparable market remunerations.

Executives may receive their fixed remuneration in the form of cash or other fringe benefits (for example motor vehicle benefits) where it does not create any additional costs to the company and provides additional value to the executive.

The short-term incentives (’STI’) program is designed to align the targets of the business units with the performance hurdles of executives. STI payments are granted to executives based on specific annual targets and key performance indicators (‘KPI’s’) being achieved. KPI’s include profit contribution, customer satisfaction, leadership contribution and product management.

The long-term incentives (‘LTI’) include long service leave and share-based payments. Shares may be awarded to executives over a period of three years based on long-term incentive measures. These include increase in shareholders’ value relative to the entire market and the increase compared to the company’s direct competitors.

Details of Remuneration for fiscal 2020

(in AUD$’s)

	Short-term benefits			Post-employment benefits	Long-term benefits	Share-based payments
	Cash salary	Cash	Non-	Super-	Long service	Equity-
	and fees	bonus	monetary	annuation	leave	settled		Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$		AUD$

Non-Executive Directors:
Campbell McComb(1)	40,000	-	-	-	-	21,054	(6)	61,054
Mark Licciardo(2)	19,168	-	-	-	-	21,054	(6)	40,222
Jonathan Brett(3)	40,000	-	-	-	-	21,054	(6)	61,054

Executive Directors and Officers:
Oren Elkayam(4)	289,706	-	15,945	88,425	-	-		394,076
Yossi Segal(4)	289,706	-	15,945	88,425	-	-		394,076
Oren Laufer(5)	41,405	-	-	10,803	-	220	(7)	52,428

(1)	Mr. McComb received his remuneration through Camac Investments Pty Ltd (an entity associated with him).
(2)	Mr. Licciardo received his remuneration through Mertons Corporate Services Pty Ltd (an entity associated with him). He resigned in July 2020.
(3)	As at the date of this report, AUD$60,000 was owing to Mr. Brett, who has agreed to receive this payment in ordinary shares at his request.
(4)	During the financial year the Executive Directors agreed to reduce their salaries by 35% during the COVID-19 pandemic. Superannuatioun payments refer to payments paid towards pension funds.
(5)	Mr. Laufer employment started on October 11, 2020. Superannuation payments refer to payments paid towards pension funds.
(6)	On May 30, 2019, each of Mr. McComb, Mr. Licciardo and Mr. Brett was granted 1,000,000 options exercisable to ordinary shares, at an exercise price of AUD$0.15, for a vesting period of 12 months.
(7)	On December 29, 2020, Mr. Laufer was granted 2,000,000 options exercisable to ordinary shares, at an exercise price of AUD$0.08, for a vesting period of 48 months.

Employment Agreements with Executive Officers

Oren Elkayam is the Managing Director and Chairman of the Company, and Chief Executive Officer of its subsidiary, Mobilicom Ltd. (Israel), and entered into a written employment agreement with the Company on November 2, 2016 and an addendum to the Employment Agreement with the Company’s subsidiary, Mobilicom, Ltd on February 28, 2017 for $250,000 per annum. Mr. Elkayam’s employment with the Company may be terminated upon 60 days’ written notice, or immediately by the Company “for cause” which includes situations including a breach of trust or fiduciary duty (conviction of a criminal offense and negligence causing harm to the Company’s business or reputation. If terminated for any reason other than for cause, Mr. Elkayam will be entitled to a paid salary, together with other benefits detailed in the employment agreement, for a period of 6 months following termination.

Yossi Segal is an Executive director of the Company, and Vice President, Research and Development of its subsidiary, Mobilicom Ltd. (Israel), and entered into a written agreement with the Company on November 2, 2016 and an addendum to the Employment Agreement with the Company’s with the subsidiary on February 28, 2017 for $250,000 per annum. Segal’s employment with the Company may be terminated upon 60 days’ written notice, or immediately by the Company “for cause” which include a breach of trust or fiduciary duty, conviction of a criminal offense and negligence causing harm to the Company’s business or reputation. If terminated for any reason other than for cause, Mr. Segal will be entitled to a paid salary, together with other benefits detailed in the employment agreement, for a period of 6 months following termination.

Offer Laufer is the Chief Operating Officer of the Company’s subsidiary, Mobilicom Ltd. (Israel), and entered into a written agreement with the subsidiary on September 17, 2020 for NIS 40,000 per month. Mr. Laufer’s employment with the Company may be terminated upon 60 days’ written notice, or immediately by the Company for cause which include a breach of trust or fiduciary duty, conviction of a criminal offense and negligence causing harm to the Company’s business or reputation. If terminated for any reason other than for cause, Mr. Laufer will be entitled to a paid salary, together with other benefits detailed in the employment agreement, for a period of 60 days following termination.

Liad Gelfer is the Director of Finance of the Company’s subsidiary, Mobilicom Ltd. (Israel), and entered into a written agreement with the subsidiary on June 1, 2021 for NIS 30,000 per month. Mr. Gelfer’s employment with the Company may be terminated upon 60 days’ written notice, or immediately by the Company for cause which include a breach of trust or fiduciary duty, conviction of a criminal offense and negligence causing harm to the Company’s business or reputation. If terminated for any reason other than for cause, Mr. Gelfer will be entitled to a paid salary, together with other benefits detailed in the employment agreement, for a period of 60 days following termination.

Employee Share Option Plan

Employee Share Option Plan (ESOP)

At the 2021 Annual General Meeting of shareholders held on 9 July 2021 shareholders approved the rules of the ESOP and authorized directors to issue options at their discretion in accordance with the rules, up to limits approved for the purposes of the ASX Listing Rules, from time to time. Under the rules of the ESOP the Board may offer options to employees and consultants of the Company (and its group entities). A summary of the ESOP plan is set out in the notice of meeting for the Company’s 2021 Annual General Meeting which was released to the ASX on 8 June 2021.

The aggregate number of shares that may be issued upon the exercise of the ESOP options shall not at any time exceed 5% of the total number of the Company’s ordinary shares on issue however excluded from this calculation are the 9.5 million options issued to directors and key management pursuant to shareholder approvals obtained at the Company’s 2021 Annual General Meeting. The number of ESOP options able to be issued under the ESOP may be varied by majority shareholder resolution.

The assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the 2020 financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publically available information.

All options granted under the ESOP are deemed to be granted for no consideration.

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on _____________ ordinary shares outstanding as of December ____, 2021_____________ by:

●	each person known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of December ___, 2021___________. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently exercisable or exercisable within 60 days of December ___, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Ordinary shares subject to options currently exercisable or exercisable within 60 days of December ___, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Based on information known to us, as of December ___, 2021, we had ___ shareholders in the United States. These shareholders held an aggregate of _____________ of our outstanding ordinary shares, or approximately ___% of our outstanding ordinary shares. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders. Unless otherwise indicated, the address for each of the persons listed in the table below is Level 21, 459 Collins Street, Melbourne, VIC, Australia, 3000.

	Ordinary Shares Beneficially Owned Prior to Offering			Ordinary Shares Beneficially Owned After the Offering(1)
Shareholder Name and Address	Number	Percent		Number	Percent
5% Shareholders
Psagot Provident Funds (1)			%			%
Altshuler Pension Funds (2)			%			%
Zelwer Superannuation PTY (3)			%			%
			%			%

Executive Officers and Directors
Oren Elkayam			%			%
Yossi Segal			%			%
Campbell McComb			%			%
Jonathan Brett			%			%
Ofer Laufer (4)		*	%		*	%
Liad Gelfer	-	-%		-	-%
		*	%		*	%
Officers and directors as a group (6 persons)			%			%

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of the Company.

(1)	The address of this shareholder is _________. ____________, as the _____________ of this shareholder, has voting and dispositive control over securities of the Company held by this shareholder.

(2)	The address of this shareholder is _________. ____________, as the _____________ of this shareholder, has voting and dispositive control over securities of the Company held by this shareholder.

(3)	The address of this shareholder is _________. ____________, as the _____________ of this shareholder, has voting and dispositive control over securities of the Company held by this shareholder.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years (which is based upon substantial shareholder notices filed with the ASX).

RELATED PARTY TRANSACTIONS

Other than transactions related to compensation of our executive officers and directors as described under “Remuneration” and “Employment Agreements with Executive Officers” sections above, we have not entered into any related party transaction.

DESCRIPTION OF SHARE CAPITAL

General

The following description of our ordinary shares is only a summary. We encourage you to read our Constitution, which is included as an exhibit to this registration statement, of which this prospectus forms a part.

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our corporate affairs are principally governed by our Constitution, the common law applicable to Australia, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX, and we are applying to list the ADSs on the Nasdaq Capital Market.

In general, our Constitution addresses similar matters to those typically addressed in a U.S. company’s charter documents. Notably, however, we do not have a limit on our authorized share capital, the concept of par value is not recognized under Australian law and as further discussed under ”—Our Constitution.”

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our board of directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Changes to Our Share Capital

As of December 31, 2020 and June 30, 2021, we had (i) 257,936,715 and 321,936,715 ordinary shares outstanding, respectively and (ii) outstanding options granted to employees, directors and consultants to purchase an aggregate of 24,948,262 and 24,948,262 ordinary shares, respectively, at a weighted average exercise price of AUD$0.11 and AUD$0. 11, respectively.

During the last three and a half years, the following changes have been made to our ordinary share capital:

●	On October 24, 2018, we issued 250,000 ordinary shares to a board member, at AUD$0.08 per share;

●	On April 26, 2019, we issued 250,000 ordinary shares to a board member, at AUD$0.08 per share;

●	On April 26, 2019, we issued 26,975,000 ordinary shares to investors, at AUD$0.10 per share;

●	On April 29, 2019, we issued 12,085,000 ordinary shares to investors, at AUD$0.10 per share;

●	On June 27, 2019, we issued 1,000,000 ordinary shares to a board member in his capacity as an investor in a share placement, at AUD$0.10 per share

●	On May 17, 2021, we issued 64,000,000 ordinary shares to investors, at AUD$0.06 per share

Our Constitution

Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Mobilicom. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is filed as an exhibit to the registration statement, of which this prospectus forms a part.

Interested Directors

A director may not vote in respect of any contract, matter or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered. However, that director may execute or otherwise act in respect of that contract or arrangement notwithstanding any material personal interest.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests or conflicts of interests and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, subject to certain exceptions, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit subject in all cases to the ASX Listing Rules and Corporations Act.

Retirement of Directors

Pursuant to our Constitution and the ASX Listing Rules, at each annual general meeting the number closest to (but not exceeding) one-third of the directors, other than the managing director, must retire. In addition, any director appointed by other directors in the year preceding the annual general meeting (and is not counted in determining the number of directors who must retire by rotation). The director/s who retire by rotation will be the longest in office since their last election/re-election or, in the case of directors appointed on the same date, the person agreed between them or determined by lot. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

Rights and Restrictions on Classes of Shares

The rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that our directors may issue shares with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, or otherwise as our board of directors may determine. Subject to any approval which is required from our shareholders under the Corporations Act and the ASX Listing Rules (see “—Exemptions from Certain NASDAQ Corporate Governance Rules” and “—Change of Control”), any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our board of directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

Our board of directors may from time to time determine to pay dividends to shareholders. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution. There have been no dividends paid to ordinary shareholders to date.

Voting Rights

Under our Constitution, and subject to any voting exclusions imposed under the ASX Listing Rules (which typically exclude parties from voting on resolutions in which they have an interest), the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the shareholders unless a poll is demanded under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. The current ASX Corporate Governance Principles and Recommendations recommend that voting by ASX-listed entities on all substantive matters be conducted by poll. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Note that ADS holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent.

Right to Share in Our Profits

Pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation, subject to the rights attaching to a class of shares.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Variation or Cancellation of Share Rights

Subject to the terms of issue of shares of that class, the rights attached to shares in a class of shares may only be varied or cancelled by a special resolution of Mobilicom together with either:

●	a special resolution passed at a separate general meeting of members holding shares in the class; or

●	the written consent of members with at least 75% of the shares in the class.

Directors May Make Calls

Our Constitution provides that subject to the terms on which the shares have been issued directors may make calls on a shareholder for amounts unpaid on shares held by that shareholder, other than monies payable at fixed times under the conditions of allotment. Shares represented by the ADSs issued in this offering will be fully paid and will not be subject to calls by directors. The Company does not currently have any partly paid shares on issue, all shares are fully paid ordinary shares.

General Meetings of Shareholders

General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. Notice of the proposed meeting of our shareholders is required at least 28 clear days prior to such meeting under the Corporations Act.

We must hold an annual general meeting within five months of the end of each fiscal year. Our end of fiscal year is currently 31 December each year. At the annual general meeting, shareholders typically consider the annual financial report, directors’ report and auditor’s report and vote on matters, including the election of directors. We may also hold other meetings of shareholders from time to time. The annual general meeting must be held in addition to any other meetings which we may hold.

Unless the law (including the Corporations Law and ASX Listing Rules) or our Constitution require a special resolution, a resolution of shareholders is passed if more than 50% of the votes at the meeting are cast in favour of the resolution by shareholders in person or proxy who are entitled to vote. A special resolution is passed if the notice of meeting sets out the intention to propose the special resolution and it is passed if at least 75% of the votes at the meeting are cast by shareholders in person or proxy entitled to vote upon the relevant resolution. A special resolution usually involves more important matters affecting the Company or the rights of some or all of our shareholders. Special resolutions are required in a variety of circumstances under our Constitution and the Corporations Act, including without limitation:

●	to change our name;

●	to change our company type;

●	to amend or replace our Constitution;

●	to approve the terms of issue of preference shares;

●	to approve the variation of class rights of any class of shareholders;

●	to convert one class of shares into another class of shares;

●	to approve certain buy backs of shares;

●	to approve a selective capital reduction of our shares;

●	to approve financially assisting a person to acquire our shares; and

●	with the leave of an authorized Australian court, to approve our voluntary winding up.

Foreign Ownership Regulation

There are no limitations on the rights of non-Australian entities to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 and the Foreign Acquisition and Takeovers Regulations 2015, or the FATA, which generally applies to acquisitions or proposed acquisitions:

●	by a foreign person or their associates (as defined in the FATA) of a direct interest (generally constituted by an interest of 10% or more) in a company which operates a business that meets the criteria of a ‘national security business’ regardless of value;

●	by ‘foreign government investors’ (as defined in the FATA) acquiring a direct interest (generally constituted by an interest of 10% or more) in a company regardless of value;

●	by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and

●	by two or more non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company, where the Australian company is valued above the monetary threshold prescribed by FATA (as set out above).

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity and the value of the target is less than AUD$1,216 million.

The above should be considered an overview only. The application of the FATA is complex and requires an assessment of the circumstances and nature of a particular investment. For example, varying rules exist for acquisitions in agricultural land or businesses deemed to be ’sensitive businesses’.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in that Australian company. There are also civil and criminal penalties which may apply to breaches of the FATA.

In addition, if the Company was to become a ‘foreign person’ for the purposes of the FATA we would be required to obtain the approval of the Australian Treasurer to undertake certain acquisitions of Australian entities or businesses.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% interest in our ordinary shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares, and must also notify us and the ASX on its ceasing to be a “substantial” shareholder. Upon becoming a U.S. public company, our shareholders will also be subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Pursuant to the ASX Listing Rules, our Board may (at its discretion) issue securities to persons or entities who are not ‘related parties’ (as defined in detail in the ASX Listing Rules, however includes directors, their parents and children and other associated companies) without approval from shareholders if such issue, when aggregated with securities issued within the past twelve months, would be an amount that would exceed 15% of the Company’s issued ordinary share capital at the commencement of that 12-month period (“Placement Capacity”). Certain issues are excluded from the calculation of issues which reduce the Placement Capacity, including any approval made with shareholder approval or issues under an approved ESOP. Certain ASX listed entities can seek shareholder approval to increase the Placement Capacity by a further 10% (i.e. to 25% of the company’s issued ordinary share capital) at annual general meetings (“Additional Capacity”). The Additional Capacity is subject to certain further restrictions (including a requirement that securities issued under the Additional Capacity must be quoted securities and must be issued for cash at not more than a 25% market discount). The Company obtained approval for the Additional Capacity at its 2021 Annual General Meeting. Other allotments of securities require approval by our shareholders subject to certain exemptions existing under the ASX Listing Rules.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as Mobilicom are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in Mobilicom (when aggregated with their “associates”) increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

●	is the holder of the securities;

●	has power to exercise, or control the exercise of, a right to vote attached to the securities; or

●	has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time, a person has a relevant interest in issued securities and the person:

●	has entered or enters into an agreement with another person with respect to the securities;

●	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

●	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; or

●	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised;

the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

●	when the acquisition results from the acceptance of an offer under a formal takeover bid;

●	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid, the acquisition occurs during the bid period, the bid is for all the voting shares in a bid class and the bid is unconditional or only conditioned on prescribed matters set out in the Corporations Act;

●	when shareholders of Mobilicom approve the takeover by resolution passed at general meeting;

●	an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Mobilicom of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Mobilicom more than three percentage points higher than they had six months before the acquisition;

●	when the acquisition results from the issue of securities under a rights issue;

●	when the acquisition results from the issue of securities under dividend reinvestment schemes;

●	when the acquisition results from the issue of securities under underwriting arrangements;

●	when the acquisition results from the issue of securities through operation of law;

●	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by ASIC;

●	an acquisition arising from an auction of forfeited shares conducted on-market; or

●	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act. Our Constitution, which is included as an exhibit to this registration statement to which this prospectus forms a part, also contains a requirement for our shareholders to approve any proportionate takeover bid (i.e., a bid for a specified proportion of a class of securities in the Company) without the approval of a majority of our shareholders voting at a general meeting (refer Article 28 of the Constitution). For these provisions to be effective they must be approved by shareholders at a general meeting at least every three years. Article 28 of the Constitution was approved by shareholders at the 2021 Annual General Meeting and therefore is operative until July 2024 unless re-approved for a longer period. The existence of these provisions may have the effect of discouraging proportionate takeover bids and limit our shareholders’ and ADS holders’ opportunity to obtain a premium for their securities from such a transaction.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee provided that the inspection is for a prescribed purpose. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

Exemptions from Certain NASDAQ Corporate Governance Rules

The NASDAQ listing rules allow for a foreign private issuer, such as Mobilicom, to follow its home country practices in lieu of certain of the NASDAQ’s corporate governance standards. In connection with our NASDAQ Listing Application, we expect to rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions being sought are described below:

●	We expect to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

●	We expect to rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33% (1/3) of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from NASDAQ’s quorum requirements, we seek to claim this exemption.

●	We expect to rely on an exemption from the requirement prescribed by NASDAQ Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. Due to differences between Australian law and rules and the NASDAQ shareholder approval requirements, we seek to claim this exemption.

●	We expect to rely on an exemption from the requirement that issuers must maintain charters for each of the following committees in compliance with NASDAQ Listing Rules: audit committee, nomination committee and compensation committee. In addition, we expect to rely on an exemption from the requirement that issuers must maintain a code of conduct in compliance with NASDAQ Listing Rules. Applicable Australian law does not require the Company to maintain any charters for their committees nor does such law require the Company maintain a code of conduct.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent ___ shares (or a right to receive __________ shares) deposited with the principal Melbourne, Victoria, Australia offices of Australia and New Zealand Banking Group Ltd, Hongkong Bank of Australia and National Australia Bank Limited as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, also referred to as DRS, is a system administered by The Depository Trust Company, also referred to DTC, under which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs

The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which summarizes certain terms of your ADSs. A copy of the deposit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. You may find the registration statement and a copy of the deposit agreement on the SEC’s website at http://www.sec.gov.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

●	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution (or ADSs representing those shares).

●	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

●	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to the laws of Australia and of our Constitution or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

●   Change the nominal or par value of our shares

●   Reclassify, split up or consolidate any of the deposited securities

●   Distribute securities on the shares that are not distributed to you

●   Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else:

●	collect distributions on the deposited securities,

●	sell rights and other property, and

●	deliver shares and other deposited securities upon cancellation of ADSs.

Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Disclosure of Interests

We may from time to time request ADS holders to provide information as to the capacity in they own or owned ADSs and regarding the identity of any other persons then or previously interested in such ADSs and the nature of such interest. Each ADS holder agrees to provide any information of that kind that is requested by us or the depositary. To the extent that provisions of or governing the deposited securities or the rules or regulations of any governmental authority or securities exchange or automated quotation system may require the disclosure of beneficial or other ownership of deposited securities, other shares and other securities to us or other persons and may provide for blocking transfer and voting or other rights to enforce such disclosure or limit such ownership, the depositary has agreed to use its reasonable efforts to comply with our written instructions in respect of any such enforcement or limitation.

SHARES ELIGIBLE FOR FUTURE SALE

Assuming the ADSs are offered at $________, which is the mid –point of the range of the estimated range of the initial public offering price shown on cover of this prospectus, upon completion of this offering, there will be outstanding ___________ ordinary shares, including shares underlying the ADSs, and _________ ADSs, representing approximately _________% of our outstanding ordinary shares.

Future sales of substantial amounts of our ordinary shares or ADSs in the public market in the United States or in Australia, including ordinary shares issued upon exercise of outstanding options, or the possibility of such sales, could negatively affect the market price in the United States of the ADSs and our ability to raise equity capital in the future.

All of the ADSs sold in the offering will be freely transferable in the United States by persons other than our “affiliates,” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. ADSs purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including Rule 144 under the Securities Act (as described below).

Lock-up Agreements

We and our executive officers and directors have generally agreed not to sell or transfer any ordinary shares, ADSs or other capital stock of Mobilicom or securities convertible into or exchangeable or exercisable for ordinary shares, ADSs or other capital stock of Mobilicom for (i) 3 months after the date of this prospectus in the case of our directors and officers and (ii) 180 days after the date of this prospectus in the case of the Company without first obtaining the written consent of ______________. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

●	offer to sell, sell, pledge, contract to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of directly or indirectly, including the filing or participation in a filing with the SEC of a registration statement under the Securities Act to register, any of our ordinary shares or ADSs or any securities convertible into, or exercisable or exchangeable for our ordinary shares, ADSs, options or warrants or other rights to acquire ordinary shares or ADSs; or

●	enter into any swap or other agreement, arrangement, hedge or transaction that transfers, in whole or in part, directly or indirectly, the economic benefits or risks of ownership of any ordinary shares, ADSs or other capital stock or any securities convertible into or exercisable or exchangeable for ordinary shares, ADSs or other capital stock.

For more detail on the lock-up agreements, see “Underwriting.”

Rule 144

In general, under Rule 144 of the Securities Act and beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned “restricted securities” for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1.0% of the number of our ordinary shares then outstanding; or

●	the average weekly reported trading volume of our ordinary shares on NASDAQ during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 of the Securities Act by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us as specified in Rule 144. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares and ADSs. This discussion is based on the laws in force as of the date of this registration statement, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares or ADSs. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of our ordinary shares and ADSs as of the date hereof. Subject to the qualifications, assumptions and limitations set forth herein, this discussion of the material U.S. federal income tax consequences to U.S. holders of our ordinary shares and ADSs represents the opinion of, our U.S. counsel. Except where noted, this summary deals only with ordinary shares or ADSs acquired in the initial offering and held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

●	insurance companies;

●	financial institutions;

●	individual retirement and other tax-deferred accounts;

●	regulated investment companies;

●	real estate investment trusts;

●	individuals who are former U.S. citizens or former long-term U.S. residents;

●	brokers or dealers in securities or currencies;

●	traders that elect to use a mark-to-market method of accounting;

●	investors in pass-through entities for U.S. federal income tax purposes;

●	tax-exempt entities;

●	persons that hold ordinary shares or ADSs as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	persons that own (directly, indirectly or constructively) 10% or more of our equity; or

●	persons that are not U.S. holders (as defined below).

In this section, a “U.S. holder” means a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

As used in this section, a “non-U.S. holder” is a beneficial owner of ordinary shares or ADSs that is not a U.S. holder. An entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes is considered a non-U.S. holder for purposes of the tax discussion in this section . If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ordinary shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that acquire, own or dispose of ordinary shares or ADSs should consult their tax advisors.

The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares or ADSs in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

ADSs

If you hold ADSs, you generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be treated as transactions subject to U.S. federal income tax.

Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares or ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”) or our ordinary shares or ADSs are readily tradable on a U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules and we have applied to list the ADSs on NASDAQ. We do not believe we were a PFIC for our taxable year ended June 30, 2016, and do not expect to be a PFIC for our taxable year ended June 30, 2017. However, our status as a PFIC in the current taxable year ending June 30, 2017 and future taxable years will depend in part upon our use of the funds from the offering, as well as our income and assets (which for this purpose depends in part on the market value of our shares) in those years. See the discussion below under “—Passive Foreign Investment Company”. Dividends included by U.S. Holders in the amount of their net investment income when calculating limitations on the deductibility of interest income are not treated as qualified dividends. You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our ordinary shares or ADSs.

Dividends received by an individual, trust or estate will be counted as investment income that is subject to the 3.8% surtax on net investment income. You should consult your tax advisor to determine whether, based on all your investment income, you are subject to this tax.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to ordinary shares or ADSs will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the ordinary shares or ADSs if you (i) have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations—Taxation of Dividends.”

Sale, Exchange or other Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares or ADSs equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. This recognized gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares or ADSs. See “Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of, shares of stock of a PFIC. A foreign corporation will be a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on our business results for the last fiscal year and the composition of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020. Similarly, based on our business projections and the anticipated composition of our assets for our current taxable year ending December 31, 2021, we expect that we will not be a PFIC for such taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the proceeds from the offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares or ADSs, any “excess distribution” that the holder receives and any gain recognized from a sale or other disposition (including a pledge) of such ordinary shares or ADSs will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election, as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares or ADSs;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC in the U.S. holder’s holding period, will be treated as ordinary income arising in the current taxable year; and

●	the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and applicable to the U.S. holder and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) recognized on the transfer of the ordinary shares or ADSs cannot be treated as capital gains, even if the ordinary shares or ADSs are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year. Furthermore, unless otherwise provided by the U.S. Treasury Department, each U.S. holder of a PFIC is required to file an annual report (currently Form 8621) describing the holder’s interest in the PFIC, making an election on how to report PFIC income, and providing other information about the holder’s share of the PFIC’s income.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder of ordinary shares or ADSs during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisor regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. holders of ADSs if the ADSs are listed on NASDAQ, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on NASDAQ. While we would expect the Australian Stock Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Stock Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. holder that makes a mark-to-mark election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ordinary shares or ADSs at the end of your taxable year over your adjusted tax basis in the ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year when we are not a PFIC will be a capital gain or loss. See “—Sale, Exchange or other Disposition of Ordinary Shares or ADSs” above for the treatment of capital gains and losses.

Your adjusted tax basis in the ordinary shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. In the case of a valid mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends,” except the reduced rates of taxation on any dividends received from us would not apply if we are a PFIC.

Alternatively, you can sometimes avoid the PFIC rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option will not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of the ordinary shares or ADSs, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to the U.S. holder as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain U.S. holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be refunded (or credited against such U.S. holder’s U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investment in the ordinary shares or ADSs not held through an account with a U.S. financial institution. U.S. holders who fail to report required information could become subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding foreign financial asset reporting requirements with respect to their investment in the ordinary shares or ADSs.

U.S. holders who acquire any of the ordinary shares or ADSs for cash may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, the U.S. holder owns directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for the ordinary shares or ADSs when aggregated with all related transfers under applicable regulations, exceeds U.S.$100,000. Substantial penalties may be imposed on a U.S. holder that fails to comply with this reporting requirement. Each U.S. holder is urged to consult with its own tax advisor regarding this reporting obligation.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares or ADSs. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs. This discussion represents the opinion of, Australian counsel to Mobilicom.

It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Nature of ADSs for Australian Taxation Purposes

Ordinary shares represented by ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a “bare trust” for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of ordinary shares for Australian taxation purposes. We note that the holder of an ADS will be treated for Australian tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Treaty, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Treaty.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Treaty is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. This rate does not include the Temporary Budget Repair Levy of 2% that applies in certain circumstances. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Treaty.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Treaty, the Australian tax would be subject to limitation by the Treaty. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of shares that are quoted on the ASX or NASDAQ at all relevant times and the shares do not represent 90% or more of all of our issued shares.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement, dated                     , 2022, with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs   indicated in the following table. is the representative of the underwriters.

Underwriters	Number of ADSs

Total

All of the ADSs to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by us in this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The ordinary shares in the form of ADSs are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to take and pay for all of the ordinary shares in the form of ADSs offered by this prospectus if any such ADSs are taken, other than those ADSs covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement.

Over-Allotment Option

We have granted an option to the underwriters to purchase up to 15% of the total number of ordinary shares in the form of ADSs at the initial public offering price per ADS, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 45-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional ADSs in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

The representative has advised us that the underwriters propose to offer the ordinary shares in the form of ADSs to the public at the initial public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $            per ADS, of which up to $            per ADS   may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the representative.

The following table summarizes the underwriting discounts and commissions and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

Total
	Per ADS	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)	$	$	$
Non-accountable expense allowance (1%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The non-accountable expense allowance of 1% is not payable with respect to the ADS sold upon exercise of the underwriters’ over-allotment option.

We have paid an expense deposit of $            to the representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not incurred.

In addition, we have also agreed to pay the following expenses of the underwriters relating to the offering: (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $             in the aggregate; (b) all filing fees and communication expenses associated with the review of this offering by FINRA; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriter, including the reasonable fees and expenses of the underwriter’s blue sky counsel up to $            ; (d) $29,500 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; (e) the underwriter’s legal fees incurred in connection with this offering in an amount up to $            ; (f) $             of the representative’s actual accountable road show expenses for the offering; and (g) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones in an amount not to exceed $             .

We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $             .

Representative Warrants

Upon the closing of this offering, we have agreed to issue to the representative warrants, or the Representative’s Warrants, to purchase a number of ADSs equal to 5% of the ADSs sold in this public offering. The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the effective per ordinary share initial public offering price. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four year period commencing one year from the effective date of the registration statement related to this offering.

The Representative’s Warrants and the ordinary shares underlying the Representative’s Warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying ordinary shares for a period of 180 days from the effective date of the registration statement. Additionally, the Representative’s Warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the ordinary shares underlying such Representative’s Warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

Right of First Refusal

Until twelve (12) months from the effective date of this registration statement, the representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the representative sole discretion, for each and every future public or private equity or debt offerings, including any equity linked financing, for the Company, or any successor to or any subsidiary of the Company, on terms customary to the representative. The representative shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Lock-Up Agreements

We and each of our directors and officers have agreed for a period of (i) three months after the date of this prospectus in the case of our directors and officers and (ii) 180 days after the date of this prospectus in the case of the Company, without the prior written consent of the representative, not to directly or indirectly:

●	issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any ordinary shares, ordinary shares in the form of ADSs or other capital stock or any securities convertible into or exercisable or exchangeable for our ordinary shares, ordinary shares in the form of ADSs or other capital stock; or

●	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any ordinary shares, ordinary shares in the form of ADSs or other capital stock or any securities convertible into or exercisable or exchangeable for our ordinary shares, ordinary shares in the form of ADSs or other capital stock; or

●	complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or

●	enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our ordinary shares, ordinary shares in the form of ADSs or other capital stock or any securities convertible into or exercisable or exchangeable for our ordinary shares, ordinary shares in the form of ADSs or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our ordinary shares, ordinary shares in the form of ADSs or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

Indemnification of Underwriters

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

Listing

We have applied to list the ADSs on the NASDAQ Capital Market under the symbol ”          ”. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.

Prior to this offering, there has been no active public market for the ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In determining the initial public offering price, we and the representatives expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects for future earnings;

●	our prospects and the history and prospects of the industry in which we compete;

●	an assessment of our management;

●	the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, our Ordinary Shares on the ASX and

●	the recent market prices of, and demand for, publicly traded common shares of generally comparable companies.

We and the underwriters cannot assure you that an active trading market for the ADSs will develop or that ADSs will trade in the public market at or above the initial public offering price after this offering.

Stabilization

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares, including ordinary shares in the form of ADSs. Specifically, the underwriters may over-allot in connection with this offering by selling more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in our ADSs. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriter is not greater than the number of ADSs that it may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. To close out a short position or to stabilize the price of our ordinary shares, the underwriters may bid for, and purchase, ordinary shares, including ordinary shares in the form of ADSs, in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of ordinary shares, including ordinary shares in the form of ADSs, to close out the short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which it may purchase ADSs through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares, including ordinary shares in the form of ADSs, in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in the form of ADSs in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares, including ordinary shares in the form of ADSs, in market making transactions.

The foregoing transaction may stabilize or maintain the market price of our ADSs at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on NASDAQ or otherwise.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the estimated expenses, excluding underwriting discounts, that are expected to be incurred in connection with our offer and sale of the ADSs. Expenses for the offering will be borne by us.

SEC registration fee	$
NASDAQ listing fee	$
Financial Industry Regulatory Authority Inc. filing fee	$
Printing expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Roadshow expenses	$
Other fees and expenses	$
Total	$

LEGAL MATTERS

The validity of the ordinary shares represented by the ADSs to be issued in this offering will be passed upon for us by QR Lawyers, our Australian counsel. Certain matters as to U.S. federal law and New York state law will be passed upon for us by Sichenzia Ross Ference LLP, our U.S. counsel. _____________ is U.S. counsel to the underwriters.

EXPERTS

The audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 included in this prospectus and elsewhere in the registration statement, have been so included in reliance upon the report of BDO Ziv Haft, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public limited company incorporated under the laws of Australia. Certain of our directors are non-residents of the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for you to:

●	effect service of process within the United States upon our non-U.S. resident directors or on us;

●	enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in the United States courts in any action, including actions under the civil liability provisions of U.S. securities laws;

●	enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

●	bring an original action in an Australian court to enforce liabilities against our non-U.S. resident directors or us based solely upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments that are obtained in U.S. courts against any of our non-U.S. resident directors or us, including actions under the civil liability provisions of the U.S. securities laws.

With that noted, there are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws.

The disclosure in this section is not based on the opinion of counsel.

We have appointed Delaney Corporate Services Ltd. at 99 Washington Avenue, Suite 805A, Albany, New York 12210, as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in this prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares represented by ADSs. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete and reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov. Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please visit the SEC’s website at www.sec.gov for further information on the SEC’s public reference room.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ending December 31, 2021, and subsequent years will be due within four months following the fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and Regulation FD (Fair Disclosure), which was adopted to ensure that select groups of investors are not privy to specific information about an issuer before other investors.

We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by companies filing as a domestic issuer, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, companies filing as a domestic issuer. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer.

MOBILICOM Limited

Mobilicom Limited

Annual Report - 31 December 2020

Annual Report – 31 December 2020

Mobilicom Limited Contents 30 June 2021

Mobilicom Limited Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of Mobilicom Limited

Level 7, 90 Collins Street

Melbourne, Victoria, 3000

Australia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mobilicom Limited (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit and loss and other comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

Tel-Aviv, Israel	BDO Ziv haft
December __, 2021	Certified Public Accountants (Isr.)
BDO Member Firm

Mobilicom Limited Consolidated statement of profit or loss and other comprehensive income For the year ended 31 December 2020

		Consolidated		Consolidated
	Note	2020	2019	2020
		AUD$	AUD$	$*
Revenue	4	2,066,478	3,435,361	1,596,233

Cost of sales	5	(725,394)	(1,013,941)	(560,325)

Government grants		964,970	729,167	745,383
Interest received		10,539	37,325	8,141
Foreign exchange gains		-	157,827	-

Expenses
Selling and marketing expenses	6	(1,112,895)	(1,605,060)	(859,647)
Research and development	7	(2,418,322)	(3,409,315)	(1,868,013)
General and administration expenses	8	(1,201,971)	(1,678,966)	(928,452)
Share based payments		(173,134)	(246,823)	(133,734)
Finance costs		(12,238)	(46,981)	(9,453)
Foreign exchange losses		(179,932)	-	(138,987)

Loss before income tax expense		(2,781,899)	(3,641,406)	(2,148,854)

Income tax expense	9	-	-	-

Loss after income tax expense for the year attributable to the owners of Mobilicom Limited		(2,781,899)	(3,641,406)	(2,148,854)

*	$ numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statement of profit or loss and other comprehensive income For the year ended 31 December 2020

		Consolidated		Consolidated
	Note	2020	2019	2020
		AUD$	AUD$	$*
Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans		6,450	(124,861)	4,982

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		175,836	(138,664)	135,823

Other comprehensive income for the year, net of tax		182,286	(263,525)	140,805

Total comprehensive income for the year attributable to the owners of Mobilicom Limited		(2,599,613)	(3,904,931)	(2,008,049)

*	$ numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statement of profit or loss and other comprehensive income For the year ended 31 December 2020

		AUD$ Cents	AUD$ Cents
Basic earnings per share	32	(1.08)	(1.49)
Diluted earnings per share	32	(1.08)	(1.49)

*	$ numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statement of financial position As at 31 December 2020

		Consolidated		Consolidated
	Note	2020	2019	2020
		AUD$	AUD$	$*
Assets

Current assets
Cash and cash equivalents	10	2,464,655	4,710,261	1,903,803
Trade and other receivables	11	385,156	1,273,118	297,511
Inventories	12	803,004	525,047	620,274
Total current assets		3,652,815	6,508,426	2,821,588

Non-current assets
Property, plant and equipment	13	143,483	180,008	110,832
Right-of-use assets	14	770,448	946,342	595,126
Total non-current assets		913,931	1,126,350	705,958

Total assets		4,566,746	7,634,776	3,527,546

*	$ numbers presented solely for convenience of the reader

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

*Mobilicom Limited Consolidated statement of financial position As at 31 December 2020

		Consolidated		Consolidated
	Note	2020	2019	2020
		AUD$	AUD$	$*
Liabilities

Current liabilities
Trade and other payables	15	1,019,194	1,431,742	787,268
Lease liabilities	16	271,284	218,754	209,551
Total current liabilities		1,290,478	1,650,496	996,819

Non-current liabilities
Lease liabilities	17	547,115	727,253	422,614
Employee benefits	18	703,113	661,331	543,114
Governmental liabilities on grants received	19	6,754	149,931	5,217
Total non-current liabilities		1,256,982	1,538,515	970,945

Total liabilities		2,547,460	3,189,011	1,967,764
Net assets		2,019,286	4,445,765	1,559,782

Equity

Issued capital	20	22,884,795	22,884,795	17,677,170
Reserves	21	770,277	859,975	594,991
Accumulated losses		(21,635,786)	(19,299,005)	(16,712,379)

Total equity		2,019,286	4,445,765	1,559,782

*	$ numbers presented solely for convenience of the reader

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statement of changes in equity For the year ended 31 December 2020

	Issued	Share based payments	Foreign currency translation	Re-measurement	Accumulated	Total
Consolidated	capital	reserve	reserves	reserves	losses	equity
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$

Balance at 1 January 2019	19,075,915	1,072,030	160,988	(356,341)	(15,657,599)	4,294,993

Loss after income tax expense for the year	-	-	-	-	(3,641,406)	(3,641,406)
Other comprehensive income for the year, net of tax	-	-	(138,664)	(124,861)	-	(263,525)
Share-based payments (note 34)	-	246,823	-	-	-	246,823

Total comprehensive income for the year	-	246,823	(138,664)	(124,861)	(3,641,406)	(3,658,108)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	3,808,880	-	-	-	-	3,808,880

Balance at 31 December 2019	22,884,795	1,318,853	22,324	(481,202)	(19,299,005)	4,445,765

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statement of changes in equity For the year ended 31 December 2020

	Issued	Share based payments	Foreign currency translation	Re- measurement	Accumulated	Total	Total
Consolidated	capital	reserve	reserves	reserves	losses	equity	equity
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	$*

Balance at 1 January 2020	22,884,795	1,318,853	22,324	(481,202)	(19,299,005)	4,445,765	3,434,097

Loss after income tax expense for the year	-	-	-	-	(2,781,899)	(2,781,899)	(2,148,852)
Other comprehensive income for the year, net of tax	-	-	175,836	6,450	-	182,286	140,805

Total comprehensive income for the year	-	-	175,836	6,450	(2,781,899)	(2,599,613)	(2,008,047)

Share-based payments (note 34)	-	173,134	-	-	-	173,134	133,732

Transactions with owners in their capacity as owners:
Expiry of options	-	(424,416)	-	-	424,416	-	-
Lapse of options	-	(20,702)	-	-	20,702	-	-

Balance at 31 December 2020	22,884,795	1,046,869	198,160	(474,752)	(21,635,786)	2,019,286	1,559,782

*	$ numbers presented solely for convenience of the reader

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statement of cash flows For the year ended 31 December 2020

		Consolidated		Consolidated
	Note	2020	2019	2020
		AUD$	AUD$	$*
Cash flows from operating activities
Receipts from customers (inclusive of GST)		3,149,498	3,042,000	2,432,804
Interest received		10,539	37,325	8,141
Lease liabilities interest payments		(42,327)	(49,001)	(32,592)
Payments to suppliers and employees (inclusive of GST)		(6,301,673)	(7,380,288)	(4,867,778)
Government grants received and tax incentives		1,063,792	729,167	821,717

Net cash used in operating activities	31	(2,120,171)	(3,620,797)	(1,637,708)

Cash flows from investing activities
Payments for property, plant and equipment
		-	(176,804)	-
Net cash used in investing activities
		-	(176,804)	-
Cash flows from financing activities
Proceeds from issue of shares	20	-	4,006,000	-
Share issue transaction costs		-	(217,120)	-
Repayment of lease liabilities		(125,435)	(259,425)	(96,891)

Net cash from/ (used in) financing activities		(125,435)	3,529,455	(96,891)
Net decrease in cash and cash equivalents		(2,245,606)	(268,146)	(1,734,599)
Cash and cash equivalents at the beginning of the financial year		4,710,261	4,959,245	3,638,402
Effects of exchange rate changes on cash and cash equivalents		-	19,162	-

Cash and cash equivalents at the end of the financial year	10	2,464,655	4,710,261	1,903,803

*	$ numbers presented solely for convenience of the reader

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 1. General information

The financial statements cover Mobilicom Limited as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of December 31, 2020, on which $ 1.00 equaled AUD$ 1.295. The use of $ is solely for the convenience of the reader.

The functional currency of Mobilicom Limited’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- Mertons Corporate Services Pty Ltd	Level 7, 90 Collins Street
Level 7, 330 Collins Street	Melbourne, Victoria, 3000
Melbourne, Victoria, 3000	Australia
Australia

The company’s principal activities are design, develop and deliver of cybersecurity and smart solutions for drone, robotics and autonomous platforms.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 26 February 2021. The directors have the power to amend and reissue the financial statements.

Liquidity analysis

These consolidated financial statements have been prepared on the assumption that the company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of December 31, 2020, the company has not achieved positive cash flow from operations and incurred a net loss of AUD$2,781,899 ($2,148,852) for the year ended December 31, 2020, and generated AUD$21,635,786 ($16,712,379) of accumulated losses since inception. The company estimates that it has adequate financial resources for at least 12 months from the balance sheet date based on its current cash and trade receivable balances and its ongoing operations. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company be unable to continue as a going concern.

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out either in the respective notes or below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The company has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The company has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 2. Significant accounting policies (continued)

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mobilicom Limited (‘Company’ or ‘parent entity’) as at 31 December 2020 and the results of all subsidiaries for the year then ended. Mobilicom Limited and its subsidiaries together are referred to in these financial statements as the ‘the company’.

Subsidiaries are all those entities over which the company has control. The company controls an entity when the company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the company are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the company.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the company loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The company recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Mobilicom Limited’s presentation currency. The use of $ is solely for the convenience of the reader.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the company’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 2. Significant accounting policies (continued)

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred.

Development costs are capitalised only when technical feasibility studies identify that the project will develop an intangible asset that will be completed and available for use or sale, that there are adequate technical, financial and other resources to complete the development, that it will deliver future economic benefits and these benefits can be measured reliably.

Impairment of financial assets

The company assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried at amortized cost.

Impairment of non-financial assets

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Defined benefit plans

The Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal retirement and several other events prescribed by that Law. The liability for termination of employee-employer relationship is measured using the projected unit credit method.

The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to yields on corporate bonds with a term that matches the estimated term of the benefit plan. In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies (“plan assets”).

Plan assets comprise assets held by a Long-term employee benefits fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company. The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognised in profit or loss.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 2. Significant accounting policies (continued)

Segments

The company operates in one segment. Management does not segregate its business for internal reporting. The company’s chief operating decision maker (“CODM”) evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The company concluded that its unified business is conducted globally and accordingly represents one operating segment.

New Accounting Standards and Interpretations adopted

International accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the company for the annual reporting period ended 31 December 2020. The Company does not expect that the adoption of these standards will have a material impact on its consolidated financial statements and related disclosures.

Note 3. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payments

The company has a share based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes option pricing model, on the date of grant based on certain assumptions. Those assumptions are described in the share based payments note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche and the credit is taken to equity, based on the company’s estimate of shares that will eventually vest.

Note 4. Revenue

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Sale of goods	2,066,478	3,435,361	1,596,233

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the company: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 4. Revenue (continued)

Government Grant income

The Company receives government grant income from the Israeli Innovation Authority (formerly the Office of the Chief Scientist) (Innovation Authority), as support for participation in sponsored programs for research and development projects. Grants are received for eligible research and development expenses, upon submission and acceptance of periodic project performance reports. Grant income is accounted for in the period in which it is received.

Major customers

Out of the total income in the year ended 2020, 47% (2019: 17%) was attributed to client A, and 7% (2019: 19%) was attributed to client B.

Note 5. Cost of sales

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Salaries and benefits	230,722	310,609	178,219
Cost of materials	414,778	652,495	320,392
Occupancy and office expenses	17,282	22,933	13,349
Other	36,382	4,936	28,104
Depreciation	26,230	22,968	20,261
	725,394	1,013,941	560,325

Note 6. Selling and marketing expenses

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Salaries and benefits	843,691	1,035,234	651,702
Marketing services	69,783	287,156	53,903
Travel expenses	13,463	103,137	10,399
Depreciation	92,097	68,905	71,140
Occupancy and office expenses	25,772	35,967	19,907
Other	68,089	74,661	52,596
	1,112,895	1,605,060	859,647

Note 7. Research and development

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Salaries and benefits	1,604,187	2,380,688	1,239,141
Materials	129,834	125,550	100,289
Royalties to the OCS	(155,896)	(13,290)	(120,421)
Subcontractors	571,730	629,667	441,628
Depreciation	140,720	133,510	108,698
Other	127,747	153,190	98,678
	2,418,322	3,409,315	1,868,013

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 8. General and administration expenses

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Salaries and benefits	475,134	927,441	367,013
Professional fees	474,214	379,047	366,303
Insurance	138,746	76,239	107,173
Travel expenses	2,338	47,384	1,806
Depreciation	26,229	22,968	20,260
Occupancy and office expenses	15,574	34,924	12,030
Other	69,736	190,963	53,867
	1,201,971	1,678,966	928,452

Note 9. Income tax expense

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(2,781,899)	(3,641,406)	(2,148,852)

Tax at the statutory tax rate of 27.5%	(765,022)	(1,001,387)	(590,934)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Share-based payments	43,978	-	33,970
Other temporary differences not recognised	721,044	1,001,387	556,964
Income tax expense	-	-	-

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that is it probable that future taxable profits will be available against which the benefits of the deferred tax asset can be utilised

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 10. Current assets - cash and cash equivalents

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Cash at bank	2,464,655	2,249,937	1,903,803
Cash on deposit	-	2,460,324	-
	2,464,655	4,710,261	1,903,803

Accounting policy for cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Note 11. Current assets - trade and other receivables

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Trade receivables	259,999	1,131,500	200,834
Other receivables	125,157	141,618	96,677
	385,156	1,273,118	297,511

Accounting policy for trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

No allowance for expected credit losses or overdue balances are accounted for in the financial statements.

Note 12. Current assets - inventories

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Finished goods - at cost	803,004	525,047	620,274

Accounting policy for inventories

Inventories are recognised at the lower of cost and net realisable value.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 13. Non-current assets - property, plant and equipment

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Computer equipment - at cost	223,473	223,070	172,620
Less: Accumulated depreciation	(211,332)	(194,996)	(163,242)
	12,141	28,074	9,378

Office furniture & equipment - at cost	129,095	129,095	99,718
Less: Accumulated depreciation	(22,522)	(11,421)	(17,397)
	106,573	117,674	82,321

Machinery & equipment - at cost	82,889	81,681	64,027
Less: Accumulated depreciation	(58,120)	(47,421)	(44,894)
	24,769	34,260	19,133
	143,483	180,008	110,832

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Computer	Office furniture &	Machinery &
Consolidated	equipment	equipment	equipment	Total	Total
	AUD$	AUD$	AUD$	AUD$	$

Balance at 1 January 2019	11,727	6,065	21,319	39,111
Additions	30,701	119,972	26,131	176,804
Depreciation expense	(8,168)	(8,363)	(19,376)	(35,907)

Balance at 31 December 2019	34,260	117,674	28,074	180,008
Additions	403	-	1,208	1,611	1,244
Depreciation expense	(22,522)	(11,101)	(4,513)	(38,136)	(29,458)

Balance at 31 December 2020	12,141	106,573	24,769	143,483	110,832

Accounting policy for property, plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Computer equipment	3 years
Machinery and equipment	6-7 years
Office furniture and equipment	10-14 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the company. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 14. Non-current assets - right-of-use assets

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Land and buildings - right-of-use	697,234	946,342	538,573
Motor vehicles - right-of-use	73,214	-	56,553

	770,448	946,342	595,126

Additions to the right-of-use assets during the financial year were $87,557 ($67,633).

During the 2020 financial year the company leased new cars for the Israeli company under agreement for 3 years.

The company leases land and buildings for its offices in Israel under agreements for 5 years and in some cases, options to extend. On renewal, the terms of the leases are renegotiated.

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land and	Motor
Consolidated	Buildings	Vehicle	Total	Total
	AUD$	AUD$	AUD$	$

Balance at 1 January 2019	-	-	-	-
Upon initial adoption of IASB16 Leases	1,158,786	-	1,158,786
Depreciation expense	(212,444)	-	(212,444)

Balance at 31 December 2019	946,342	-	946,342
Additions	-	87,557	87,557	67,633
Depreciation expense	(249,108)	(14,343)	(263,451)	(203,501)

Balance at 31 December 2020	697,234	73,214	770,448	595,126

Accounting policy for right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the company expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The company has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 15. Current liabilities - trade and other payables

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Trade payables	251,678	580,301	194,407
Other payables	767,516	851,441	592,861

	1,019,194	1,431,742	787,268

Refer to note 24 for further information on financial instruments.

Amounts noted above in other payables include amounts payable to Directors for wages payable.

Accounting policy for trade and other payables

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Note 16. Current liabilities - lease liabilities

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Lease liability	271,284	218,754	209,551

Refer to note 24 for further information on financial instruments.

Note 17. Non-current liabilities - lease liabilities

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Lease liability	547,115	727,253	422,614

Refer to note 24 for further information on financial instruments.

Accounting policy for lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index, or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 18. Non-current liabilities - employee benefits

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Employee benefits	703,113	661,331	543,114

The company’s liabilities for severance pay retirement and pension pursuant to Israeli law and employment agreements are recognized by full - in part by managers’ insurance policies, for which the company makes monthly payments and accrued amounts in severance pay funds and the rest by the liabilities which are included in the financial statements.

The amounts funded displayed above include amounts deposited in severance pay funds with the addition of accrued income. According to the Severance Pay Law, the aforementioned amounts may not be withdrawn or mortgaged as long as the employer’s obligations have not been fulfilled in compliance with Israeli law.

Statement of financial position amounts

The amounts recognized in the statement of financial position are determined as follows:

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Present value of the defined benefit obligation	869,550	811,629	671,677
Fair value of defined benefit plan assets	(166,437)	(150,298)	(128,563)

Net liability in the statement of financial position	703,113	661,331	543,114

Movement in plan assets:

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Balance at the beginning of the year	150,297	119,483	116,097
Interest income	2,945	4,845	2,275
Contributions	21,030	20,626	16,244

Re measurements gain/(loss)
Return on plan assets (excluding interest)	2,945	5,562	2,275
Foreign exchanges differences	(10,780)	(218)	(8,328)

Balance at the end of the year	166,437	150,298	128,563

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 18. Non-current liabilities - employee benefits (continued)

Reconciliations

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Reconciliation of the present value of the defined benefit obligation
Balance at the beginning of the year	811,629	596,281	626,936
Interest cost	15,568	23,817	12,025
Current service cost	62,695	54,131	48,428

Actuarial loss/(gains) from financial assumptions	(3,505)	130,423	(2,707)
Adjustments	-	55	-
Foreign exchanges differences	(16,837)	6,922	(13,005)

Balance at the end of the year	869,550	811,629	671,677

Note 19. Non-current liabilities - Governmental liabilities on grants received

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Governmental liabilities on grants received	6,754	149,931	5,217

Accounting policy for Government liabilities on grants received

The Company measured the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from Company’s future anticipated revenues.

The Company participates in programs sponsored by the Israeli Innovation Authority- Office of Chief Scientist (“OCS”), for the support of research and development projects. Several programs are subjected to royalties, while others are not (the company is committed to pay royalties for the R&D programs, while the research programs do not require repayment). In exchange for the Chief Scientist’s participation in the programs, the Company is required to pay royalties to the Chief Scientist at a rate between 3% and 3.5% of sales of developed products linked to U.S dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. The company is required to pay royalties, to the OCS, of sales to end customers of products developed with funds provided by the Chief Scientist, if and when such sales are recognized. The obligation to pay these royalties is contingent on actual sales of the products. Changes in the liability are recognized in research and development expenses. The exceptions of the Company to pay the grants are based on its estimation at the end of each year.

Note 20. Equity - issued capital

	Consolidated
	2020	2019	2020	2019	2020
	Shares	Shares	AUD$	AUD$	$

Ordinary shares - fully paid	257,936,715	257,936,715	22,884,795	22,884,795	17,677,170

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 20. Equity - issued capital (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price		AUD$	$

Balance	1 January 2019	217,626,715			19,075,915
Issue of shares to Directors	26 April 2019	250,000	AUD$	0.08	20,000
Placement	26 April 2019	26,975,000	AUD$	0.10	2,697,500
Placement	29 April 2019	12,085,000	AUD$	0.10	1,208,500
Placement	27 June 2019	1,000,000		-	100,000
Capital raising costs		-		-	(217,120)

Balance	31 December 2019	257,936,715			22,884,795

Balance	31 December 2020	257,936,715			22,884,795	17,677,170

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital risk management

The company’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The company would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current Company’s share price at the time of the investment. The company is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

The company is subject to certain financing arrangements covenants and meeting these is given priority in all capital risk management decisions. There have been no events of default on the financing arrangements during the financial year.

Accounting policy for issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 21. Equity - reserves

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Foreign currency reserve	198,160	22,324	153,065
Share-based payments reserve	1,046,869	1,318,853	808,645
Re-measurements of defined benefit plans reserve	(474,752)	(481,202)	(366,719)

	770,277	859,975	594,991

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Re-measurements of defined benefit plans reserves

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Re-measurement of defined benefit plans	Share based	Foreign currency
Consolidated	reserve	payments	reserve	Total	Total
	AUD$	AUD$	AUD$	AUD$	$

Balance at 1 January 2019	(356,341)	1,072,030	160,988	876,677
Foreign currency translation	-	-	(138,664)	(138,664)
Share based payments	-	246,823	-	246,823
Re-measurement of defined benefit plans	(124,861)	-	-	(124,861)

Balance at 31 December 2019	(481,202)	1,318,853	22,324	859,975
Foreign currency translation	-	-	175,836	175,836	135,825
Share based payments	-	173,134	-	173,134	133,732
Lapse of options	-	(20,702)	-	(20,702)	(15,991)
Expiry of options	-	(424,416)	-	(424,416)	(327,837)
Re-measurement of defined benefit plans	6,450	-	-	6,450	4,982

Balance at 31 December 2020	(474,752)	1,046,869	198,160	770,277	594,991

Note 22. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 23. Equity – share-based compensation and share-based payment reserve

The Company has adopted a share incentive plan (the “Plan”) under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 5% of the issued and outstanding common stock of the Company. The options expiration and vesting schedule are as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares at the time of grant.

A summary of changes in stock options for the years ended December 31, 2020 and 2019 is presented below:

	Number of options outstanding	Weighted average exercise price		Weighted average exercise price
Balance, January 1, 2019	16,362,717	AUD$	0.14	$0.11
Granted (i)	4,800,000		0.15	0.12
Balance, December 31, 2019	21,162,717	AUD$	0.15	$0.12
Granted (ii)	12,650,000		0.08	0.06
Expired (iii)	(3,400,000)		(0.20)	(0.15)
Cancelled (iv)	(5,464,455)		(0.11)	(0.09)
Balance, December 31, 2020	24,948,262	AUD$	0.11	$0.09

i.	During the year ended December 31,2019, the Company issued a total of 4,800,000 options, as follows:

a.

On May 21, 2019, the Company issued 300,000 options to a consultant of the Company, which vest upon completion of certain milestones (25% upon completion of the 1st milestone, 37.5% upon completion of the 2nd milestone, 18.75% upon completion of the 3rd milestone, and 18.75% upon completion of the 4th milestone). The options expire after five years from the grant date. The fair value of the options was AUD$14,313 ($11,021). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price – AUD$0.2; exercise price – AUD$0.3; expected life - 4 years; annualized volatility - 100%; dividend yield - 0%; risk free rate – 1.27%.

b.

On May 30, 2019, the Company issued 3,000,000 options to three board members, fully vested after one year from grant date. The total fair value of the options was AUD$151,590 ($116,724). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.094; exercise price - AUD$0.15; expected life – 6 years; annualized volatility – 71.01%. dividend yield - 0%; risk free rate – 1.215%.

c.

On August 5, 2019, the Company issued 1,500,000 options to a consultant of the Company, fully vested at grant date. The fair value of the stock options was AUD$ 39,300 ($30,261). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.085; exercise price - AUD$0.15; expected life - 3 years; annualized volatility – 69.36%; dividend yield - 0%; risk free rate – 0.915%.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 23. Equity – share-based compensation and share-based payment reserve (continued)

ii.	During the year ended December 31,2020, the Company issued a total of 12,650,000 options, as follows:

a.

On December 29, 2020, the Company issued 6,450,000 options to employees, which vest over three years (33% each year) The total fair value of the options was AUD$290,103 ($223,380). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.08; exercise price - AUD$0.08; expected life - 3.5 year; annualized volatility 77.81%; dividend yield - 0%; risk free rate - 0.1%.

b.

On December 29, 2020, the Company issued 6,200,000 options to employees, which vest over four years (25% each year) The total fair value of the options was AUD$287,623 ($221,469). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.08; exercise price - AUD$0.08; expected life – 3.75 years; annualized volatility 77.81%; dividend yield - 0%; risk free rate - 0.22%.

iii.

During the year ended December 31, 2020, 3,400,000 options with a fair value of AUD$424,413 ($326,798) expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

iv.

During the year ended December 31, 2020, 5,464,455 options were cancelled with a total fair value of AUD$870,246 ($670,089) and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

v.

The Company recognized share-based compensation expense of AUD$173,134 ($133,732) for the year ended December 31, 2020, (Year ended December 31, 2019 - AUD$266,823 in relation to the vesting of options issued in previous years.

vi.	As at December 31, 2020, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price		Exercisable At December 31,2020	Expiry Date
1,850,000	AUD$	0.2	1,850,000	April 27, 2024
921,136	AUD$	0.05	921,136	September 21, 2021
614,090	AUD$	0.12	614,090	October 20, 2026
1,113,036	AUD$	0.12	1,113,036	November 5, 2025
2,900,000	AUD$	0.15	1,933,333	April 16, 2023
400,000	AUD$	0.15	266,667	May 29, 2024
3,000,000	AUD$	0.15	3,000,000	June 25, 2025
1,500,000	AUD$	0.15	1,500,000	August 5, 2022
12,650,000	AUD$	0.08	-	December 29, 2025
24,948,262			11,198,262

As at December 31, 2020, options outstanding have a weighted average remaining contractual life of 3.97 years (December 31, 2019 – 3.08 years).

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 24. Financial instruments

Financial risk management objectives

The company’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the company. The company uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.

Risk management is carried out by senior finance executives (‘finance’) under policies approved by the Board of Directors (‘the Board’). These policies include identification and analysis of the risk exposure of the company and appropriate procedures, controls and risk limits. Finance identifies, evaluates and hedges financial risks within the company’s operating units. Finance reports to the Board on a monthly basis.

Market risk

Foreign currency risk

The company undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The carrying amount of the company’s foreign currency denominated financial assets and financial liabilities at the reporting date were as follows (holdings are shown in AUD equivalents):

	Assets		Liabilities		Assets	Liabilities
Consolidated	2020	2019	2020	2019	2020	2020
	AUD$	AUD$	AUD$	AUD$	$	$

US dollars	443,223	224,800	6,237	25,000	342,364	4,818
Euros	1,319	7,000	64	16,500	1,019	49
Israeli New Shekel	1,913,156	1,967,500	-	-	1,477,801	-

	2,357,698	2,199,300	6,301	41,500	1,821,184	4,867

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis.

Price risk

Price risk is the risk that future cashflows derived from financial instruments will be changed as a result of a market price movement, other than foreign currency rates and interest rates. The company is not exposed to any significant price risk.

Interest rate risk

The company’s exposure to the risk of changes in market interest rates relates primarily to the company’s cash deposits with floating interest rates. These financial assets with variable rates expose the company to interest rate risk.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the company. The company has a strict code of credit, including obtaining agency credit information, confirming references and setting appropriate credit limits. The company obtains guarantees where appropriate to mitigate credit risk. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The company does not hold any collateral.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 24. Financial instruments (continued)

The company has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the company based on recent sales experience, historical collection rates and forward-looking information that is available.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

Liquidity risk

Vigilant liquidity risk management requires the company to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.

The company manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the company’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

Consolidated - 2020	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities	Remaining contractual maturities
	%	AUD$	AUD$	AUD$	AUD$	AUD$	$

Non-derivatives
Non-interest bearing
Trade payables	-	251,678	-	-	-	251,678	194,407
Other payables	-	767,516	-	-	-	767,516	592,861
Government liabilities	-	6,754	-	-	-	6,754	5,217
Total non-derivatives		1,025,948	-	-	-	1,025,948	792,485

Consolidated - 2019	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	AUD$	AUD$	AUD$	AUD$	AUD$

Non-derivatives
Non-interest bearing
Trade payables	-	580,301	-	-	-	580,301
Other payables	-	851,441	-	-	-	851,441
Government liabilities	-	149,931	-	-	-	149,931
Total non-derivatives		1,581,673	-	-	-	1,581,673

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 25. Key management personnel disclosures

Directors

The following persons were directors of Mobilicom Limited during the financial year:

Mr Oren Elkayam (Chairman and Managing Director)
Mr Yossi Segal (Executive Director)
Mr Campbell McComb (Non-executive director)
Mr Jon Brett (Non-executive director)
Mr Mark Licciardo	(resigned 1 July 2020)

Compensation

The aggregate compensation made to directors and other members of key management personnel of the company is set out below:

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Short-term employee benefits	711,300	1,134,855	549,438
Post-employment benefits	176,850	239,404	136,606
Share-based payments	63,162	108,428	48,789

	951,312	1,482,687	734,833

Note 26. Contingent liabilities

The Company participates in programs sponsored by the Chief Scientist (“OCS”), for the support of research and development projects. Several programs are subjected to royalties, while others are not (the company is committed to pay royalties for the R&D programs, while the research programs do not require repayment).

In exchange for the Chief Scientist’s participation in the programs, the Company is required to pay royalties to the Chief Scientist at a rate between 3% and 3.5% of sales of developed products linked to U.S dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. The company is required to pay royalties, to the OCS, of sales to end customers of products developed with funds provided by the Chief Scientist, if and when such sales are recognised.

The obligation to pay these royalties is contingent on actual sales of the products. Changes in the liability are recognised in research and development expenses. The exceptions of the Company to pay the grants are based on its estimation at the end of each year.

Note 27. Commitments

There were no commitments for the current or previous financial year.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 28. Related party transactions

Parent entity

Mobilicom Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 29.

Key management personnel

Disclosures relating to key management personnel are set out in note 25.

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Payment for other expenses:
Corporate secretarial fees paid to Mertons Corporate Services Pty Ltd (an entity related to Mark Licciardo)	51,678	57,977	39,918
Consulting fees paid to Camac Investments Pty Ltd (an entity related to Campbell McComb)	9,500	38,400	7,338

Receivable from and payable to related parties

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Current payables:
Payables to related parties	12,795	8,230	9,883

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 29. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary in accordance with the accounting policy described in note 2:

		Ownership interest
	Principal place of business /	2020	2019
Name	Country of incorporation	%	%

Mobilicom Ltd (“Mobilicom Israel”)	Israel	100.00%	100.00%

Note 30. Events after the reporting period

On 17 May 2021, the Company issued 64,000,000 fully paid ordinary shares, under AUD$3.84 million ($2.9 million) (gross; before costs) private placement with strategic institutional investors.

On 15 July 2021, the Company issued 11,500,000 options to Directors of the Company following receipt of shareholder approval at the Company’s 2021 Annual General Meeting of shareholders. The options have an exercise price of AUD$0.08 ($0.06), expire 15 July 2026.

On 15 July 2021, the Company issued 64,000,000 options to investors in the Company’s May 2021 capital raising following receipt of shareholder approval at the Company’s 2021 Annual General Meeting of shareholders. The options have an exercise price of AUD$0.09 ($0.07), expire 15 July 2023.

No other matter or circumstance has arisen since 31 December 2020 that has significantly affected, or may significantly affect the company’s operations, the results of those operations, or the company’s state of affairs in future financial years.

Note 31. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Loss after income tax expense for the year	(2,781,899)	(3,641,406)	(2,148,852)

Adjustments for:
Depreciation and amortisation	285,276	248,351	220,359
Share-based payments	173,134	266,823	133,732
Foreign exchange differences	179,932	(157,827)	138,989
Lease interest	12,238	46,981	9,453

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	797,104	(727,477)	615,716
Increase in inventories	(277,957)	(87,564)	(214,706)
Decrease/(increase) in prepayments	5,943	(55,830)	4,591
Increase/(decrease) in trade and other payables	(412,547)	445,230	(318,668)
Increase in employee benefits	41,783	59,671	32,275
Increase in Government liabilities	(143,178)	(17,749)	(110,597)

Net cash used in operating activities	(2,120,171)	(3,620,797)	(1,637,708)

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 32. Earnings per share

	Consolidated
	2020	2019	2020
	AUD$	AUD$	$

Loss after income tax attributable to the owners of Mobilicom Limited	(2,781,899)	(3,641,406)	(2,148,852)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	257,936,715	244,856,674

Weighted average number of ordinary shares used in calculating diluted earnings per share	257,936,715	244,856,674

	AUD$ Cents	AUD$ Cents	$ Cents

Basic earnings per share	(1.08)	(1.49)	(0.83)
Diluted earnings per share	(1.08)	(1.49)	(0.83)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in IASB 133 “Earnings per Share”. The rights to options are non-dilutive as the company is loss generating.

Accounting policy for earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Mobilicom Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 33. Share-based payments

Set out below is a summary of options granted and on issue at the end of the year.

2020
				Balance at			Expired/	Balance at
		Exercise		the start of			forfeited/	the end of
Grant date	Expiry date	price		the year	Granted	Exercised	other	the year

27/04/2017	27/04/2020	AUD$	0.20	3,400,000	-	-	(3,400,000)	-
27/04/2017	27/04/2022	AUD$	0.20	1,850,000	-	-	-	1,850,000
10/03/2010	20/03/2020	AUD$	0.05	460,568	-	-	(460,568)	-
21/09/2011	21/09/2021	AUD$	0.05	2,379,568	-	-	(1,458,432)	921,136
05/11/2015	25/11/2025	AUD$	0.12	307,044	-	-	(307,044)	-
20/10/2016	20/10/2026	AUD$	0.12	614,090	-	-	-	614,090
05/11/2015	05/11/2025	AUD$	0.12	1,151,417	-	-	(38,381)	1,113,036
17/04/2018	16/04/2023	AUD$	0.15	5,200,000	-	-	(2,300,000)	2,900,000
30/05/2018	29/05/2024	AUD$	0.15	400,000	-	-	-	400,000
20/09/2018	19/09/2023	AUD$	0.15	600,000	-	-	(600,000)	-
21/05/2019	21/05/2024	AUD$	0.15	300,000	-	-	(300,000)	-
30/05/2019	25/06/2025	AUD$	0.15	3,000,000	-	-	-	3,000,000
05/08/2019	05/08/2022	AUD$	0.15	1,500,000	-	-	-	1,500,000
29/12/2020	29/12/2025	AUD$	0.08	-	12,650,000	-	-	12,650,000
				21,162,687	12,650,000	-	(8,864,425)	24,948,262

During the year, the company granted 12,650,000 unlisted options to employees of the Company. The options were issued with the following vesting periods:

-	6,450,000 options vesting after 3 years; and
-	6,200,000 options vesting after 4 years.

For the options granted during the current financial year, the valuation model inputs used to determine the fair value at the grant date, are as follows:

		Share price at		Exercise		Expected	Dividend	Risk-free interest	Fair value
Grant date	Expiry date	grant date		price		volatility	yield	rate	at grant date

29/12/2020	29/12/2025	AUD$	0.083	AUD$	0.080	77.81%	-	0.21%	AUD$	0.0460
29/12/2020	29/12/2025	AUD$	0.083	AUD$	0.080	77.81%	-	0.10%	AUD$	0.0450

Mobilicom Limited Notes to the consolidated financial statements 31 December 2020

Note 33. Share-based payments (continued)

Accounting policy for share-based payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions is measured at fair value on grant date. Fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the company receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions is recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.
●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the company or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the company or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

MOBILICOM Limited

Mobilicom Limited

Unaudited Consolidated Condensed Interim Financial statements as of June 30, 2021

Mobilicom Limited
Contents
30 June 2021

Unaudited condensed interim consolidated statement of profit or loss and other comprehensive income	F-39
Unaudited condensed interim consolidated statement of financial position	F-42
Unaudited condensed interim consolidated statement of changes in equity	F-44
Unaudited condensed interim consolidated statement of cash flows	F-46
Unaudited condensed interim notes to the consolidated financial statements	F-47

Mobilicom Limited Unaudited condensed interim consolidated statement of profit or loss and other comprehensive income For the period ended 30 June 2021

		Consolidated		Consolidated
	Note	30 June 2021	30 June 2020	30 June 2021
		AUD$	AUD$	$*
		Unaudited	Unaudited	Unaudited
Revenue		2,011,036	1,212,150	1,508,277

Cost of sales		(655,662)	(400,501)	(491,747)
Realised foreign currency loss		129,882	108,760	97,412

Government grants		460,872	544,689	345,654
Interest received		378	7,491	284
Other income		461,250	552,180	345,938

Expenses
Selling and marketing expenses		(755,196)	(548,880)	(566,397)
Research and development		(1,113,037)	(1,365,867)	(834,777)
Share based payments		(23,792)	(130,243)	(17,844)
Finance costs		(17,578)	(41,052)	(13,184)
General and administration expenses		(638,065)	(629,733)	(478,548)

Loss before income tax expense		(601,162)	(1,243,186)	(450,870)

Income tax expense		-	-	-

Loss after income tax expense for the period attributable to the owners of Mobilicom Limited		(601,162)	(1,243,186)	(450,870)

* $ numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited condensed interim consolidated statement of profit or loss and other comprehensive income For the period ended 30 June 2021

		Consolidated		Consolidated
	Note	30 June 2021	30 June 2020	30 June 2021
		AUD$	AUD$	$*
		Unaudited	Unaudited	Unaudited
Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(91,698)	(50,664)	(68,774)
Movement in re-measurement for defined benefit plans reserve		(18,217)	(10,304)	(13,663)

Other comprehensive income for the period, net of tax		(109,915)	(60,968)	(82,437)

Total comprehensive income for the period attributable to the owners of Mobilicom Limited		(711,077)	(1,304,154)	(533,307)

* $ numbers presented solely for convenience of the reader

The above unaudited condensed interim consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited condensed interim consolidated statement of profit or loss and other comprehensive income For the period ended 30 June 2021

		AUD$ Cents	AUD$ Cents

Basic earnings per share	7	(0.22)	(0.48)
Diluted earnings per share	7	(0.22)	(0.48)

The above unaudited condensed interim consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited condensed interim consolidated statement of financial position As at 30 June 2021

		Consolidated		Consolidated
	Note	30 June 2021	31 December 2020	30 June 2021
		AUD$	AUD$	$*
		Unaudited	Unaudited	Unaudited
Assets

Current assets
Cash and cash equivalents		5,463,672	2,464,655	4,097,755
Trade and other receivables		777,764	385,156	583,323
Inventories		646,405	803,004	484,803
Total current assets		6,887,841	3,652,815	5,165,881

Non-current assets
Property, plant and equipment		149,065	143,483	111,799
Right-of-use assets		653,523	770,448	490,142
Total non-current assets		802,588	913,931	601,941

Total assets		7,690,429	4,566,746	5,767,822

* $ numbers presented solely for convenience of the reader

The above unaudited condensed interim consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited condensed interim consolidated statement of financial position As at 30 June 2021

		Consolidated		Consolidated
	Note	30 June 2021	31 December 2020	30 June 2021
		AUD$	AUD$	$*
		Unaudited	Unaudited	Unaudited

Current liabilities
Trade and other payables		1,210,439	1,019,194	907,829
Lease liabilities		262,586	271,284	196,939
Total current liabilities		1,473,025	1,290,478	1,104,768

Non-current liabilities
Lease liabilities		436,406	547,115	327,305
Employee benefits		735,054	703,113	551,291
Governmental liabilities on grants received		6,692	6,754	5,019
Total non-current liabilities		1,178,152	1,256,982	883,615

Total liabilities		2,651,177	2,547,460	1,988,383

Net assets		5,039,252	2,019,286	3,779,439

Equity
Issued capital	3	26,502,022	22,884,795	19,876,516
Reserves	4	774,178	770,277	580,632
Accumulated losses		(22,236,948)	(21,635,786)	(16,677,709)

Total equity		5,039,252	2,019,286	3,779,439

*	$ numbers presented solely for convenience of the reader

The above unaudited condensed interim consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited condensed interim consolidated statement of changes in equity For the period ended 30 June 2021

	Issued	Share based payments	Foreign currency translation	Remeasurement	Accumulated	Total
Consolidated	capital	reserve	reserve	reserve	losses	equity
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$

Balance at 1 January 2020	22,884,795	1,318,853	22,324	(481,202)	(19,299,005)	4,445,765

Loss after income tax expense for the period	-	-	-	-	(1,243,186)	(1,243,186)
Share-based payments	-	130,243	-	-	-	130,243
Other comprehensive income for the period, net of tax	-	-	(50,664)	(10,304)	-	(60,968)

Total comprehensive income for the period	-	130,243	(50,664)	(10,304)	(1,243,186)	(1,173,911)

Transactions with owners in their capacity as owners:
Cancellation of options	-	(11,085)	-	-	11,085	-

Balance at 30 June 2020	22,884,795	1,438,011	(28,340)	(491,506)	(20,531,106)	3,271,854

The above unaudited condensed interim consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited condensed interim consolidated statement of changes in equity For the period ended 30 June 2021

		Share based	Foreign currency
Consolidated	Issued capital	payments reserve	translation reserve	Remeasurement reserve	Accumulated losses	Total equity	Total equity
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	$*

Balance at 1 January 2021	22,884,795	1,046,869	198,160	(474,752)	(21,635,786)	2,019,286	1,514,465

Loss after income tax expense for the period	-	-	-	-	(601,162)	(601,162)	(450,870)
Share-based payments	-	113,816	-	-	-	113,816	85,361
Other comprehensive income for the period, net of tax	-	-	(91,698)	(18,217)	-	(109,915)	(82,437)

Total comprehensive income for the period	-	113,816	(91,698)	(18,217)	(601,162)	(597,261)	(447,946)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 9)	3,617,227	-	-	-	-	3,617,227	2,712,920

Balance at 30 June 2021	26,502,022	1,160,685	106,462	(492,969)	(22,236,948)	5,039,252	3,779,439

*	$ numbers presented solely for convenience of the reader

The above unaudited condensed interim consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited condensed interim consolidated statement of cash flows For the period ended 30 June 2021

	Consolidated		Consolidated
	30 June 2021	30 June 2020	30 June 2021
	AUD$	AUD$	$*
	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Receipts from customers	1,775,633	2,088,469	1,331,771
Payments to suppliers and employees	(2,859,391)	(3,546,083)	(2,144,543)
Interest received	378	7,491	284
Lease liabilities interest payment	(16,014)	(29,364)	(12,011)
Receipt of government grants	460,872	544,689	345,608

Net cash used in operating activities	(638,522)	(934,798)	(478,891)

Cash flows from investing activities
Payments for property, plant and equipment	(5,582)	-	(4,187)
Net cash used in investing activities	(5,582)	-	(4,187)
Cash flows from financing activities
Proceeds from issue of shares	3,840,000	-	2,880,000
Share issue transaction costs	(124,001)	-	(93,001)
Repayment of lease liabilities	(119,410)	(125,437)	(89,558)
Net cash from/(used in) financing activities	3,596,589	(125,437)	2,697,441
Net increase/(decrease) in cash and cash equivalents	2,952,485	(1,060,235)	2,214,363
Cash and cash equivalents at the beginning of the financial period	2,464,655	4,710,261	1,848,491
Effects of exchange rate changes on cash and cash equivalents	46,532	11,000	34,901

Cash and cash equivalents at the end of the financial period	5,463,672	3,661,026	4,097,755

*	$ numbers presented solely for convenience of the reader

The above unaudited condensed interim consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited Notes to the unaudited condensed interim consolidated financial statements 30 June 2021

Note 1. General information

The unaudited condensed interim financial statements cover Mobilicom Limited as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the half year. The unaudited condensed interim financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of June 30, 2021, on which $1.00 equaled AUD$ 1.333. The use of $ is solely for the convenience of the reader.

The functional currency of Mobilicom Limited’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- Mertons Corporate Services Pty Ltd	Level 7, 90 Collins Street
Level 7, 330 Collins Street	Melbourne, Victoria, 3000
Melbourne, Victoria, 3000	Australia
Australia

The unaudited condensed interim financial statements were authorised for issue, in accordance with a resolution of directors, on 27 August 2021.

On May 17, 2021, the Company issued 64,000,000 shares at AUD$0.06 ($0.05) per share, raising gross proceeds of AUD$3.8 million ($2.9 million). The new shares issued were placed in a voluntary escrow for a period of 6 months from issue date. The investors received an equal number of options in the Company (i.e., on a 1:1 basis) exercisable at AUD$0.09 ($0.07) a share and exercisable 2 years from the issue date.

Liquidity analysis

These unaudited condensed interim financial statements have been prepared on the assumption that the company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of June 30, 2021, the company has not achieved positive cash flow from operations and incurred a net loss of AUD$601,162 ($450,870) for the period ended June 30, 2021, and generated AUD$22,236,948 ($16,677,711) of accumulated losses since inception. The company estimates that it has adequate financial resources for at least 12 months from the balance sheet date based on its current cash and trade receivable balances and its ongoing operations. These unaudited condensed interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company be unable to continue as a going concern.

Note 2. Significant accounting policies

These general purpose unaudited condensed interim financial statements for the interim period reporting period ended 30 June 2021 have been prepared in accordance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose unaudited condensed interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these unaudited condensed interim financial statements are to be read in conjunction with the annual report for the year ended 31 December 2020.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New Accounting Standards and Interpretations not yet mandatory or early adopted

IFRS and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the company for the half year ended 30 June 2021.

Mobilicom Limited Notes to the unaudited condensed interim consolidated financial statements 30 June 2021

Note 2. Significant accounting policies (continued)

Principles of consolidation

The unaudited condensed interim consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mobilicom Limited (‘Company’ or ‘parent entity’) as at 30 June 2021 and the results of all subsidiaries for the year then ended. Mobilicom Limited and its subsidiaries together are referred to in these financial statements as the ‘the company’.

Subsidiaries are all those entities over which the company has control. The company controls an entity when the company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between entities in the company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the company.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.

Where the company loses control over a subsidiary, it derecognizes the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognized in equity. The company recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial period are set out below:

	Land and	Motor
Consolidated	Buildings	Vehicle	Total	Total
	AUD$	AUD$	AUD$	$

Balance at 1 January 2021	697,234	73,214	770,448	577,837
Depreciation expense	(111,467)	(13,768)	(125,235)	(93,927)
Foreign exchange translation differences	7,576	734	8,310	6,232

Balance at 30 June 2021	593,343	60,180	653,523	490,142

Mobilicom Limited Notes to the unaudited condensed interim consolidated financial statements 30 June 2021

Note 3. Equity - issued capital

	Consolidated				Consolidated
	30 June 2021	31 December 2020	30 June 2021	31 December 2020	30 June 2021
	Shares	Shares	AUD$	AUD$	$

Ordinary shares - fully paid	321,936,715	257,936,715	26,502,022	22,884,795	19,876,516

Movements in issued capital

Details	Date	Shares	Issue price	AUD$	$

Balance	1 January 2021	257,936,715		22,884,795	17,163,596
Placement	17 May 2021	64,000,000	AUD$0.06	3,840,000	2,880,000
Capital raising costs		-	-	(222,773)	(167,080)

Balance	30 June 2021	321,936,715		26,502,022	19,876,516

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Note 4. Equity - reserves

	Consolidated		Consolidated
	30 June 2021	31 December 2020	30 June 2021
	AUD$	AUD$	$

Foreign currency reserve	106,462	198,160	79,847
Share-based payments reserve	1,160,685	1,046,869	870,514
Re-measurement for defined benefit plans reserve	(492,969)	(474,752)	(369,729)

	774,178	770,277	580,632

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Re-measurement reserve for defined benefit plans

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Mobilicom Limited Notes to the unaudited condensed interim consolidated financial statements 30 June 2021

Note 4. Equity - reserves (continued)

Movements in reserves

Movements in each class of reserve during the current financial period are set out below:

	Re-measurement for defined benefit plan	Share based payments	Foreign currency
Consolidated	reserve	reserve	reserve	Total	Total
	AUD$	AUD$	AUD$	AUD$	AUD$

Balance at 1 January 2021	(474,752)	1,046,869	198,160	770,277	577,708
Foreign currency translation	(18,217)	-	(91,698)	(109,915)	(82,437)
Share based payments expense	-	113,816	-	113,816	85,361

Balance at 30 June 2021	(492,969)	1,160,685	106,462	774,178	580,632

Note 5. Equity – share-based compensation and share-based payment reserve

The Company has adopted a share incentive plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 5% of the issued and outstanding common stock of the Company. The options expiration and vesting schedule are as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares at the time of grant.

During the periods ended June 30, 2021 and 2020, there were no grant, exercise or cancellation of any stock option.

	Number of options outstanding	Weighted average exercise price		Weighted average exercise price
June 30, 2020	21,162,717	AUD$	0.15
June 30, 2021	24,948,262	AUD$	0.11	$0.09

The Company recognized share-based compensation expense of AUD$23,792 ($17,844) and AUD$130,243 for the period ended June 30, 2021 and 2020, respectively, in relation to the vesting of options issued in previous periods.

Mobilicom Limited Notes to the consolidated financial statements 30 June 2021

Note 6. Events after the reporting period

On 9 July 2021, the Company issued 11,500,000 options to Directors of the Company following receipt of shareholder approval at the Company’s 2021 Annual General Meeting of shareholders. The options have an exercise price of AUD$0.08 ($0.06) and expire on July 8, 2026. The options vested equally at the end of each year, over a 3-year period, from grant date. The fair value of the options was AUD$244,826, ($183,620). The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: share price – AUD$0.05; exercise price – AUD$0.08; expected life - 3.5 years; annualized volatility – 78.3%; dividend yield - 0%; risk free rate – 0.16%.

On 15 July 2021, the Company issued 64,000,000 options to investors in the Company’s May 2021 capital raising following receipt of shareholder approval at the Company’s 2021 Annual General Meeting of shareholders. The options have an exercise price of AUD$0.09 ($0.07), expire July 15, 2023.

No other matter or circumstance has arisen since June 30, 2021, that has significantly affected, or may significantly affect the company’s operations, the results of those operations, or the company’s state of affairs in future financial years.

Note 7. Earnings per share

	Consolidated
	30 June 2021	30 June 2020
	AUD$	AUD$

Loss after income tax attributable to the owners of Mobilicom Limited	(601,162)	(1,243,186)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	273,494,726	257,936,715

Weighted average number of ordinary shares used in calculating diluted earnings per share	273,494,726	257,936,715

	Cents	Cents
	AUD$	AUD$

Basic earnings per share	(0.22)	(0.48)
Diluted earnings per share	(0.22)	(0.48)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in IAS 33 “Earnings per Share”. The rights to options are non-dilutive as the company is loss generating.

_____ American Depositary Shares

Each ADS

Representing ___ Ordinary Shares

Mobilicom

PROSPECTUS

[UNDERWRITER]

, 2022

Until , 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Australian law. Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:

●	a liability owed to the company or a related body corporate of the company;

●	a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA or 1317HB of the Australian Corporations Act 2001;

●	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or

●	legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:

●	in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;

●	in defending or resisting criminal proceedings in which the officer or director is found guilty;

●	in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or

●	in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.

Constitution. Our Constitution provides, except to the extent prohibited by the law and the Corporations Act, for the indemnification of every person who is or has been an officer or a director of the company or related entities (and in certain instances, subject to approval by the Board, employees, former employees, auditors and former auditors) against liability incurred by that person as an officer or director excluding:

-	in defending or resisting criminal proceedings in which the relevant person is found guilty;

-	in defending or resisting proceedings bought by the Australian Securities Investments Commission or a liquidator for a Court order if the grounds for making the order are found by a Court to be established; or

-	in connection with proceedings for relief by the relevant person under the Corporations Act in which the Court denies relief.

This includes any liability incurred by that person in their capacity as an officer or director of a subsidiary of the company where the company requested that person to accept that appointment.

Indemnification Agreements. Pursuant to Deeds of Access, Insurance and Indemnity, the form of which is filed as Exhibit 10._______ to this registration statement, we have agreed to indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director.

SEC Position. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify our directors and officers and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 7. Recent Sales of Unregistered Securities

During the prior three years, we issued and sold to third parties the securities listed below without registering the securities under the Securities Act. None of these transactions involved any public offering. All our securities were sold through private placement either (i) outside the United States or (ii) in the United States to a limited number of investors in transactions not involving any public offering. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act.

Date	Details	No.	Issue Price AUD$	Total Value AUD$
October 24, 2018	Board member	250,000	0.08	20,000
April 26, 2019	Board member	250,000	0.08	20,000
April 26, 2019	Investors under share placement	26,975,000	0.1	2,697,500
April 29, 2019	Investors under share placement	12,085,000	0.1	1,208,500
June 27, 2019	Board member in his capacity as an investor in a share placement	1,000,000	0.1	100,000

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in _________, __________ on ___________.

MOBILICOM LIMITED

By:
	Name:	Oren Elkayam
	Title:	Managing Director and Chairman

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints _____________ and ___________, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chairman and Managing Director,
Name: Oren Elkayam	Chief Executive Officer of Mobilicom Ltd. (Israel) (principal executive officer)

Director, Vice President of Research and Development,
Name: Yossi Segal	Chief Executive Officer of Mobilicom Ltd. (Israel)

Chief Operating Officer of Mobilicom Ltd. (Israel)
Name: Ofer Laufer

Director of Finance of Mobilicom Ltd. (Israel)
Name: Liad Gelfer	(principal financial officer and principal accounting officer)

Director
Name: Campbell McComb

Director
Name: Jonathan Brett

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Mobilicom Limited, has signed this registration statement or amendment thereto in New York, New York on _______, 2021.

Authorized U.S. Representative

By:

EXHIBIT INDEX

Exhibits	Description

1.1*	Form of Underwriting Agreement

3.1*	Constitution of Mobilicom Limited

4.1*	Form of Deposit Agreement between Mobilicom Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares

4.2*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1)

5.1*	Opinion of QR Lawyers regarding the validity of the ordinary shares being issued

10.1*	Executive Share Option Plan

21.1*	List of significant subsidiaries of Mobilicom Limited

23.1*	Consent of QR Lawyers (see Exhibit 5.1)*

23.2*	Consent of BDO Israel Ltd

24.1*	Power of Attorney

*	To be submitted by amendment
+	Indicates management contract or compensatory plan.